Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

McKESSON CORPORATION,

UTAH ACQUISITION CORPORATION

US ONCOLOGY HOLDINGS, INC.

AND

UTAH STOCKHOLDERS’ AGENT LLC, AS STOCKHOLDERS’ AGENT

November 1, 2010

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EXHIBITS
Exhibit A	–	Form of Letters of Transmittal
Exhibit B	–	FIRPTA Certificate
Exhibit C	–	IRS Notice
Exhibit D	–	Parachute Payment Waiver
Exhibit E	–	Form of Escrow Agreement
Exhibit F	–	Form of Company Closing Certificate

SCHEDULES
Schedule 1.10(d)	–	Preliminary Conversion Schedule
Schedule 2.4(d)	–	Cash Credit Amount Calculation
Schedule 5.11I	–	Treatment of Certain Indebtedness
Schedule 6.3(n)	–	Waiver
Schedule 8.2	–	Indemnifying Persons
Schedule 9.1	–	Notice Information
Schedule 9.2(i)	–	Cash Credit Amount
Schedule 9.2(ii)	–	Knowledge Parties

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INDEX OF DEFINED TERMS

Page
10.75% Notes	72
10.75% Notes Indenture	72
9.125% Notes	72
9.125% Notes Indenture	72
Acquisition Proposal	72
Action of Divestiture	53
Affiliated Group	72
Agent Expenses	67
Agreement	1
Ancillary Agreements	13
Audit	72
Audited Financial Statements	73
Base Consideration	3
Business Day	73
Cash Credit Amount	73
Certificate of Merger	2
Change of Control and Severance Payments	73
Claim	54
Closing	2
Closing Date	2
Closing Statement	4
Code	73
Company	1
Company Authorization	17
Company Board	1
Company Bylaws	2
Company Certificate	7
Company Certificate of Incorporation	2
Company Common Stock	5
Company Credit Agreement	59
Company Disclosure Schedule	73
Company Employee Plans	31
Company Holders	3
Company Intellectual Property	73
Company LCs	59
Company Material Adverse Effect	73
Company Option	74
Company Registered Intellectual Property	74
Company Reports	14
Company Restricted Stock	74
Company Services and Products	74
Company Stock Plans	74
Company Stockholders	3

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Company Transaction Expenses	74
Company Warrant	74
Confidentiality Agreement	51
Contaminants	25
Contract	74
Copyleft License	74
Copyleft Materials	75
Copyrights	77
Credit Agreement Termination	59
Damages	65
DEA	17
Delaware Law	1
Dissenting Shares	5
DOJ	51
Domain Names	77
Effective Time	2
End Date	63
Environmental Claim	75
Environmental Laws	75
ERISA	31
ERISA Affiliate	31
Escrow Agent	64
Escrow Agreement	61
Escrow Amount	4
Escrow Fund	64
Escrow Period	67
Escrow Release Date	67
Exchange Act	14
False Claims Act	16
FDA	17
Federal Anti-Kickback Statute	16
Final Conversion Schedule	8
Financial Statements	75
Financing	53
FIRPTA Certificate	54
Floating Rate Notes	75
Floating Rate Notes Indenture	75
FTC	51
Fully Diluted Share Number	76
GAAP	76
Government Contract	76
Governmental Authority	76
Governmental Authorization	14
Health Care Company Authorizations	17
Healthcare Entity	21
Hedging Obligations	76

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HIPAA	76
Hospital Joint Venture	76
HSR Act	14
Indebtedness	76
Indebtedness Adjustment	77
Indemnified Parties	54
Indemnifying Persons	65
Indentures	59
Information Statement	49
Intellectual Property Contracts	24
Intellectual Property Rights	77
Interim Balance Sheet	78
Interim Balance Sheet Date	78
Interim Financial Statements	78
IRS	78
Knowledge	78
Legal Requirement	78
Lien	78
Managed Practice	79
Material Company Authorizations	17
Material Contracts	40
Materials of Environmental Concern	79
Merger	1
Merger Sub	1
NOLs	30
NRC	20
Open Source License	79
Open Source Materials	79
Owned Real Property	36
Parachute Payment Waiver	58
Parent	1
Parent Indemnified Person	65
Parent Indemnified Persons	65
Parent LCs	59
Patents	77
Paying Agent	7
Payoff Amount	59
Payoff Letter	59
Payors	22
Per Share Escrow Amount	79
Per Share Initial Merger Consideration	80
Per Share Merger Consideration	80
Per Share Stockholders’ Agent Reimbursement Escrow Amount	79
Permit	80
Person	80
PHI	23

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Preliminary Conversion Schedule	8
Proportionate Indemnification Share	80
Purchase Price	3
Radiation Safety Laws	20
Redeemed Notes	59
Registered Intellectual Property	80
Regulated Product	80
Related Party	81
Representation Covenants	65
SEC	14
Securities Act	14
Shrink-Wrapped Code	81
Source Code	81
Specified Representations	81
Standard Services Agreements	25
Stark Act	16
Stockholders’ Agent	1
Straddle Period	81
Subsidiary	81
Surviving Corporation	1
Tail Policy	55
Takeover Statute	41
Tax	81
Tax Arbitrator	57
Tax Authority	82
Tax Benefit Adjustment	3
Tax Claim	56
Tax Indemnity	65
Tax Return	82
Taxes	81
Technology	82
Third Party Claim	68
Trade Secrets	77
Trademarks	78
Treasury Regulations	82
Voting Debt	12
WARN Act	35

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), is made and entered into as of November 1, 2010, by and among McKesson Corporation, a Delaware corporation (“Parent”), Utah Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), US Oncology Holdings, Inc., a Delaware corporation (the “Company”), and Utah Stockholders’ Agent LLC, as Stockholders’ Agent (the “Stockholders’ Agent”).

RECITALS

WHEREAS, the Board of Directors of Parent has approved, and deems it advisable and in the best interests of its stockholders to consummate, the merger (the “Merger”) of Merger Sub with and into the Company, upon the terms and subject to the conditions set forth herein; and

WHEREAS, the Board of Directors of the Company (the “Company Board”), having carefully considered the long-term prospects and interests of the Company and its stockholders and determined that the Merger is advisable and that it is in the best interest of its stockholders to consummate the transactions contemplated hereby, has approved the transactions contemplated hereby and has resolved to recommend to its stockholders the adoption of this Agreement, the Merger and the other transactions contemplated hereby, upon the terms and subject to the conditions set forth herein; and

WHEREAS, an irrevocable action by written consent of Company Stockholders sufficient to adopt this Agreement and the Merger and to consummate the transactions contemplated hereby in accordance with the provisions of the Delaware General Corporation Law (“Delaware Law”) is being delivered to Parent immediately following the execution of this Agreement; and

WHEREAS, the Boards of Directors of each of Parent, Merger Sub and the Company, and the sole stockholder of Merger Sub have approved this Agreement, the Merger and the other transactions contemplated hereby in accordance with the provisions of Delaware Law; and

NOW, THEREFORE, in consideration of the foregoing and the respective covenants, agreements, representations and warranties set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. At the Effective Time and subject to and upon the terms and conditions of this Agreement and the applicable provisions of Delaware Law, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation and a wholly owned subsidiary of Parent. The Company, as the Surviving Corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation.”

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., California time, on a date (the “Closing Date”), to be specified by the parties, which shall be no later than the third Business Day after satisfaction or waiver of all of the conditions set forth in ARTICLE VI of this Agreement (other than the conditions which can be satisfied only on the Closing Date) at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Embarcadero Center, Suite 3800, San Francisco, California 94111, or such other time, date or place as agreed to in writing by the parties hereto; provided, however, that if the third Business Day after satisfaction or waiver of all such conditions shall be less than five (5) Business Days before December 31, 2010, the parties agree that the Closing Date shall be December 31, 2010. All deliveries to be made or other actions to be taken at the Closing shall be deemed to occur simultaneously, and no such delivery or action shall be deemed complete until all such deliveries and actions have been completed or the relevant parties have agreed to waive such delivery or action. If the Closing does not occur, any delivery made or other action taken at the Closing shall be deemed not to have occurred and be without force or effect.

Section 1.3 Effective Time. Upon the terms and subject to the conditions set forth in ARTICLE VI of this Agreement the parties hereto shall cause the Merger to be consummated by filing a certificate of merger with the Secretary of State of the State of Delaware (the “Certificate of Merger”). The parties hereto shall make all other filings, recordings or publications required by all applicable Legal Requirements in connection with the Merger. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to Delaware Law or at such later time as shall be agreed upon in writing by the parties and specified in the Certificate of Merger (the “Effective Time”), which specified time shall be a time on the Closing Date.

Section 1.4 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.5 Certificate of Incorporation and Bylaws. At the Effective Time, the Third Amended and Restated Certificate of Incorporation of the Company (the “Company Certificate of Incorporation”) shall be amended and restated in its entirety to be identical to the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with Delaware Law and as provided in such Company Certificate of Incorporation; provided, however, that at the Effective Time, ARTICLE I of the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as follows: “The name of the corporation is US Oncology Holdings, Inc.” At the Effective Time, the bylaws of the Company (the “Company Bylaws”) shall be amended and restated in their entirety to be identical to the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with Delaware Law and as provided in such Company Bylaws.

Section 1.6 Directors and Officers. Unless otherwise determined by Parent prior to the Effective Time, the initial directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified. Unless otherwise determined by Parent prior to the Effective Time, the initial officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time, until their respective successors are duly appointed.

Section 1.7 Consideration for the Merger.

(a) Notwithstanding any other provision of this Agreement, the aggregate amount (including any amounts withheld pursuant to Section 1.14) Parent shall pay or cause to be paid to the holders of shares of Company Common Stock that are not subject to restriction or a right of repurchase by the Company (the “Company Stockholders”) and holders of Company Options, Company Restricted Stock and all other equity interests of the Company (collectively, together with the Company Stockholders, the “Company Holders”) in exchange for the acquisition by Parent of all shares of Company Common Stock and the cancellation or termination, as applicable, of Company Options and Company Restricted Stock and other similar rights to acquire Company Common Stock or other equity securities of the Company (whether vested, unvested, earned, unearned or contingent) (the “Purchase Price”) shall be an amount in cash equal to:

(i) Two Billion One Hundred Sixty Million Dollars ($2,160,000,000) (the “Base Consideration”);

(ii) minus the Indebtedness Adjustment;

(iii) plus the Cash Credit Amount;

(iv) minus the aggregate amount of the Change of Control and Severance Payments; and

(v) minus the aggregate amount of Company Transaction Expenses unpaid as of the close of business on the day immediately prior to the Closing Date;

(vi) minus the amount, if any, by which (A) Seventy Five Million Dollars ($75,000,000) exceeds (B) thirty-seven and a half percent (37.5%) of the aggregate amount of all prepayment premiums, penalties, breakage costs or similar obligations payable in connection with (x) the redemption of the Redeemed Notes pursuant to Section 5.11(b) and (y) the payment of any Indebtedness incurred to prepay, redeem, repurchase or otherwise retire or extinguish such Redeemed Notes (unless, in case of such Indebtedness, Parent reasonably determines that it will not be entitled to deduct the full amount of such prepayment premiums, penalties, breakage costs or similar obligations in the tax year in which such payment is made) (the “Tax Benefit Adjustment”); provided that if any Redeemed Notes are prepaid, redeemed, repurchased or otherwise retired or extinguished prior to the Effective Time, whether as permitted pursuant to Section 4.2 or otherwise, then the amount to be used in clause (B)(x) of the calculation of the Tax Benefit Adjustment with respect to such Redeemed Notes shall be zero ($0);

(vii) minus, the aggregate amount of Indebtedness repaid by the Company on or after the date hereof, excluding any Indebtedness that is concurrently replaced by Indebtedness of an equal or greater amount; and

(viii) minus an amount equal to forty percent (40%) of the aggregate amount of any payments or benefits paid or that may become payable in connection with this Agreement, the Merger, the transactions contemplated hereby or any Company Employee Plan (directly or indirectly, including payments or benefits contingent upon the occurrence of another event) that would not be deductible by reason of Section 280G of the Code.

(b) The Purchase Price shall be comprised of:

(i) an amount equal to Twenty Five Million Dollars ($25,000,000) in cash (the “Escrow Amount”), which shall be deposited with the Escrow Agent pursuant to Section 8.1;

(ii) an amount equal to One Million Dollars ($1,000,000) in cash (the “Stockholders’ Agent Reimbursement Escrow Amount”), which shall be deposited with the Escrow Agent to be used by the Stockholders’ Agent with respect to Agent Expenses; and

(iii) an amount equal to the Purchase Price minus (x) the Escrow Amount and (y) the Stockholders’ Agent Reimbursement Escrow Amount, which shall be payable in cash to the Company Holders in accordance with Sections 1.8, 1.9 and 1.10 and shall be subject to adjustment pursuant to ARTICLE VIII.

(c) Prior to the Closing, in addition to such other actions as may be provided for herein the Company shall deliver to Parent, at least five (5) Business Days prior to the Closing, a closing statement (the “Closing Statement”) setting forth the Company’s calculation of the Purchase Price, which shall be determined in accordance with Section 1.7(a) and shall set forth, as of the anticipated Closing Date (i) the Indebtedness Adjustment, (ii) the aggregate amount of the Change of Control and Severance Payments, (iii) the Company Transaction Expenses, the Persons owed such amounts and, to the extent available to the Company, the bank account and wire transfer information for such Person and (iv) the Tax Benefit Adjustment, each as a separate line item.

(d) At the Closing, in addition to such other actions as may be provided for herein:

(i) The Company shall deliver a certification by an officer of the Company that the Closing Statement correctly reflects the calculations contained therein as required to be made pursuant to this Agreement;

(ii) Parent shall make the payment to the Paying Agent described in Section 1.10(b);

(iii) Parent shall deposit the Escrow Amount with the Escrow Agent pursuant to Section 8.1;

(iv) Parent shall deposit the Stockholders’ Agent Reimbursement Escrow Amount with the Escrow Agent; and

(v) Parent shall pay all Company Transaction Expenses that remain unpaid as of the close of business on the day immediately prior to the Closing Date to such accounts as are designated by the Company in accordance with Section 1.7(c).

Section 1.8 Effect on Capital Stock.

(a) Conversion of Company Common Stock. Except as provided in Sections 1.8(c) and 1.8(d), each share, par value $0.001 per share, of common stock of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than shares of Company Restricted Stock) shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and shall automatically be converted into the right to receive (i) the Per Share Initial Merger Consideration and (ii) any amounts required to be paid with respect to such share to the former holder thereof in accordance with the terms of Section 8.3 and the Escrow Agreement, if, as and when such payments are required to be made. The amount of cash each Company Stockholder is entitled to receive for the shares of Company Common Stock held by such Company Stockholder as of immediately before the Effective Time shall be rounded to the nearest cent and computed after aggregating cash amounts for all shares of Company Common Stock held by such Company Stockholder immediately prior to the Effective Time.

(b) Capital Stock of Merger Sub. As of the Effective Time, by virtue of the Merger and without any action on the part of any of the parties hereto or any holder thereof, each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be cancelled and shall automatically be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares of common stock shall evidence ownership of such shares of capital stock of the Surviving Corporation.

(c) Dissenters’ Rights. “Dissenting Shares” means any shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded properly in writing appraisal for such shares of Company Common Stock in accordance with Section 262 of Delaware Law.

(i) Subject to clause (ii) of this Section 1.8(c), notwithstanding any provision of this Agreement to the contrary, Dissenting Shares shall not be converted as provided in Section 1.8(a), but the holder thereof shall be entitled only to such rights as are granted by Delaware Law.

(ii) Notwithstanding the provisions of clause (i) of this Section 1.8(c), if any holder of shares of Company Common Stock who demands appraisal of such holder’s shares of Company Common Stock under Delaware Law effectively withdraws or loses (through failure to perfect or otherwise) such holder’s right to appraisal, then as of the Effective Time or the occurrence of such event, whichever later occurs, such holder’s shares of Company Common Stock shall automatically be converted into the right to receive the consideration set forth in Section 1.8(a) upon surrender of the Company Certificates representing such Company Common Stock pursuant to Section 1.10.

(iii) The Company shall give Parent (x) prompt notice of any written demands for appraisal or payment of the fair value of any shares of Company Common Stock, withdrawals of such demands, and any other instruments served on the Company pursuant to Delaware Law or the Legal Requirements of any other applicable jurisdiction, and (y) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under Delaware Law or the Legal Requirements of any other applicable jurisdiction. Except with the prior written consent of Parent, the Company shall not voluntarily make any payment with respect to any demands for appraisal or settle, or offer to settle, any such demands.

(d) Cancellation of Certain Company Common Stock. Notwithstanding anything herein to the contrary, at the Effective Time, all shares of Company Common Stock that are owned by the Company as treasury stock, and all shares of Company Common Stock owned by Parent or any direct or indirect wholly owned Subsidiary of Parent or of the Company immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof and shall not be taken into account for purposes of any amounts payable to the Company Holders hereunder.

Section 1.9 Company Options and Company Restricted Stock.

(a) Company Options. Subject to consummation of the Merger, immediately prior to the Effective Time, each outstanding Company Option that is unexpired and unexercised, whether or not vested or exercisable prior to or as a result of the consummation of the Merger, shall be accelerated in full so that each such Company Option becomes fully vested and exercisable. Subject to consummation of the Merger, at the Effective Time, each Company Option outstanding shall be cancelled and each such Company Stock Option that has a per share exercise price lower than the Per Share Merger Consideration shall automatically be converted into the right to receive (i) an amount in cash equal to the product of (A) the number of shares of Company Common Stock that would have been issuable upon exercise of such Company Stock Option immediately before the Effective Time multiplied by (B) the excess of the Per Share Merger Consideration over the per share exercise price for such Company Stock Option, subject to any setoff, deduction or withholding contemplated in this Agreement and (ii) any amounts required to be paid with respect to such share to the former holder thereof in accordance with the terms of Section 8.3 and the Escrow Agreement, if, as and when such payments are required to be made. As of the Effective Time, the Company Options shall terminate and cease to be outstanding.

(b) Company Restricted Stock. Subject to consummation of the Merger, at the Effective Time, each Company Restricted Stock award that is unvested and outstanding immediately before the Effective Time shall be cancelled and automatically converted into the right to receive (i) an amount in cash equal to the product of (A) the number of shares of Company Common Stock subject to such Company Restricted Stock award immediately prior to the Effective Time, multiplied by (B) the Per Share Merger Consideration, subject to any setoff, deduction or withholding contemplated in this Agreement and (ii) any amounts required to be paid with respect to such share to the former holder thereof in accordance with the terms of Section 8.3 and the Escrow Agreement, if, as and when such payments are required to be made. As of the Effective Time, the Company Restricted Stock awards shall terminate and cease to be outstanding.

(c) The Company shall take all steps necessary prior to the Effective Time to cause the Company Options and Company Restricted Stock to be treated as set forth in this Section 1.9, including providing any necessary notices and obtaining any necessary consents or waivers. Copies of the relevant agreements governing all Company Options and Company Restricted Stock have been made available to Parent.

Section 1.10 Surrender of Certificates and Payment.

(a) Paying Agent. Bank of New York (or its successor in interest or other institution selected by Parent with the reasonable consent of the Company) shall act as paying agent (the “Paying Agent”) in the Merger.

(b) Parent to Provide Cash. Contemporaneously with the filing of the Certificate of Merger pursuant to Section 1.3, Parent shall deliver to the Paying Agent for exchange and payment in accordance with this ARTICLE I, through such reasonable procedures as Parent may adopt, an aggregate amount of cash sufficient to make the payments required by Section 1.8(a); provided, that in the case of payments to employees or former employees of the Company for which Tax withholding is required, Parent may elect to make such payments on the first reasonably practicable payroll date after the Closing through the Company’s or Parent’s payroll processing service or system in lieu of making such payments through the Paying Agent.

(c) Exchange Procedures. At least fifteen (15) days prior to the Closing, Parent shall cause to be mailed to each holder of record of a certificate or certificates representing Company Common Stock (each such certificate, a “Company Certificate”) a letter of transmittal in the form attached hereto as Exhibit A and instructions to the letter of transmittal for use in effecting the surrender of the Company Certificates in exchange for the merger consideration. After the Effective Time and upon surrender of all Company Certificates held by a Company Holder for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the Company Certificates so surrendered shall forthwith be cancelled and, subject to Section 1.14, the holder of such Company Certificates shall be entitled to receive in exchange therefor the applicable payments pursuant to Section 1.8(a); provided that in the event a Company Holder delivers Company Certificates held by such Company Holder for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, by the Closing, Parent shall use its commercial reasonable efforts to cause the Paying Agent to make payment by wire transfer to such Company Holder on the Closing Date or on the next succeeding Business Day of the applicable amounts pursuant to Section 1.8(a). Until so surrendered, each outstanding Company Certificate that, prior to the Effective Time, represented Company Common Stock will be deemed from and after the Effective Time, for all purposes, to evidence solely the right to receive the applicable payments pursuant to Section 1.8(a).

(d) Conversion Schedule. Attached as Schedule 1.10(d) is a schedule (the “Preliminary Conversion Schedule”) showing (i) for each Company Holder: (A) the number of shares of Company Common Stock held as of the date hereof, (B) the number of shares of Company Common Stock subject to each Company Option and Company Restricted Stock award held as of the date hereof, and, if applicable, the exercise price per share, the exercise or vesting schedules thereof, and whether such Company Holder is an employee of the Company, (C) a calculation of the amount payable to such Company Holder as if the Closing were to occur on December 31, 2010 (I) pursuant to Section 1.8(a) in respect of shares of Company Common Stock, (II) pursuant to Section 1.9(a) in respect of Company Options and (III) pursuant to Section 1.9(b) in respect of Company Restricted Stock, and (D), such Company Holder’s Proportionate Indemnification Share of the Escrow Amount (assuming no claims for Damages pursuant to ARTICLE VIII) and the Stockholders’ Agent Reimbursement Escrow Amount and (ii) the Company’s good faith itemized estimates as if the Closing were to occur on December 31, 2010 of (A) the Indebtedness Adjustment, (B) the aggregate amount of the Change of Control and Severance Payments and (C) the unpaid Company Transaction Expenses incurred up to and including the date of this Agreement. No later than two (2) Business Days prior to the expected Closing Date, the Company shall deliver to Parent a draft of a schedule (the “Final Conversion Schedule”) showing for each Company Holder, as of the expected Closing Date: (i) the number of shares of Company Common Stock held, (ii) the number of shares of Company Common Stock subject to each Company Option and Company Restricted Stock award held, if applicable, the exercise price per share, and whether such Company Holder is an employee or former employee of the Company, (iii) a calculation of the amount payable to such Company Holder on the Effective Date (A) pursuant to Section 1.8(a) in respect of shares of Company Common Stock, (B) pursuant to Section 1.9(a) in respect of Company Options and (C) pursuant to Section 1.9(b) in respect of Company Restricted Stock, (iv) such Company Holder’s Proportionate Indemnification Share of the Escrow Amount (assuming no claims for Damages pursuant to ARTICLE VIII) and the Stockholders’ Agent Reimbursement Escrow Amount and (v) the aggregate Change of Control and Severance Payments payable to such Company Holder. The Company shall deliver the Final Conversion Schedule to Parent at Closing, together with a certification by an officer of the Company that the Final Conversion Schedule correctly reflects the calculations contained therein as required to be made pursuant to this Agreement.

(e) Transfers of Ownership. If any merger consideration is to be distributed to a name other than that in which the Company Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Company Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange will have paid to Parent or any agent designated by it any transfer or other Taxes required by reason of payment in cash to any name other than that of the registered holder of the Company Certificate surrendered, or established to the satisfaction of Parent or any agent designated by it that such Tax has been paid or is not payable.

(f) No Liability. Notwithstanding anything to the contrary in this Section 1.10, none of the Paying Agent, the Surviving Corporation or any party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Legal Requirements.

(g) Return of Merger Consideration. Any merger consideration made available to the Paying Agent and not exchanged for Company Certificates in accordance with this Section 1.10 within six (6) months after the Effective Time shall be redelivered or repaid by the Paying Agent to Parent, after which time any holder of Company Certificates who has not theretofore delivered or surrendered such Company Certificates to the Paying Agent, subject to applicable Legal Requirements, shall look as a general creditor only to Parent for payment of the merger consideration. If any Company Certificates are not surrendered prior to the earlier of the second anniversary of the Effective Time and such time as the unclaimed merger consideration payable in exchange therefor would otherwise escheat to or become property of any Governmental Authority, such unclaimed merger consideration shall, to the extent permitted by applicable Legal Requirements, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

Section 1.11 No Further Ownership Rights in Company Common Stock; No Interest. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of any shares of Company Common Stock on the records of the Company. From and after the Effective Time, the holders of Company Certificates evidencing ownership of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as otherwise provided for herein or by applicable Legal Requirements. If, after the Effective Time, Company Certificates are presented to Parent or the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this ARTICLE I. Payments due under this ARTICLE I shall be made without interest.

Section 1.12 Lost, Stolen or Destroyed Certificates. In the event that any Company Certificates shall have been lost, stolen or destroyed, Parent shall cause to be paid in exchange for such lost, stolen or destroyed Company Certificates, upon the making of an affidavit of that fact by the holder thereof in a form reasonably satisfactory to Parent, such payment of the merger consideration as may be required pursuant to this ARTICLE I; provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Company Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent or the Surviving Corporation with respect to the Company Certificates alleged to have been lost, stolen or destroyed.

Section 1.13 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of Parent, the Company and the Surviving Corporation are fully authorized in the name of their respective entities or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

Section 1.14 Tax Withholding. Each of Parent, Merger Sub, the Surviving Corporation, the Escrow Agent and the Paying Agent, as the case may be, shall be entitled to deduct and withhold from the Purchase Price payable hereunder, or other payment otherwise payable pursuant to this Agreement or the Escrow Agreement, the amounts required to be deducted and withheld under the Code, or any provision of any U.S. federal, state or local or any non-U.S. Tax law. Any amounts so withheld shall be paid over to the appropriate Governmental Authority. To the extent that amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to such holder in respect of whom such deduction and withholding was made.

Section 1.15 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and such other Taxes and fees (including any penalties and interest) imposed on any Company Holder or other Person entitled to receive merger consideration pursuant to the terms of this Agreement shall be borne and paid by such Company Holder or Person.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent and Merger Sub as of the date hereof and the Closing Date (except for such representations and warranties made only as a specific date, which are made as of such date) as set forth below. Each exception set forth in the Company Disclosure Schedule is identified by reference to the specific section or subsection of this Agreement and any information set forth in one section or subsection of the Company Disclosure Schedule shall be deemed to apply to each other section or subsection of this Agreement to the extent that it is manifestly apparent from the text of such disclosure itself, without reference to any underlying document or material, that such information is relevant to such other section or subsection; provided, however, that no items other than those disclosed in any section or subsection of any Specified Representation shall be deemed to apply to such Specified Representation.

Section 2.1 Organization, Standing and Power.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware.

(b) Each of the Company’s Subsidiaries is a corporation, partnership or limited liability company duly organized, validly existing and, in jurisdictions where such concept is recognized, in good standing under the laws of its jurisdiction of organization. Section 2.1(b) of the Company Disclosure Schedule lists each Subsidiary of the Company, its jurisdiction of organization, its form of organization, its outstanding capital stock or other equity interests and the holders thereof.

(c) Each of the Company’s Hospital Joint Ventures is a limited liability company or limited partnership duly organized, validly existing and, in jurisdictions where such concept is recognized, in good standing under the laws of its jurisdiction of organization. Section 2.1(c) of the Company Disclosure Schedule lists each Hospital Joint Venture, its jurisdiction of organization, its form of organization, its outstanding capital stock or other equity interests and the holders thereof.

(d) Except as set forth in Sections 2.1(b) and 2.1(c) of the Company Disclosure Schedule, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any Person. All the outstanding capital stock of or other equity interest in each Subsidiary of the Company and each Hospital Joint Venture that is owned directly or indirectly by the Company is free and clear of all Liens and all claims or charges of any kind, and is validly issued, fully paid and non-assessable.

(e) The Company, each of its Subsidiaries and each Hospital Joint Venture has the requisite corporate power to own its properties and assets and to carry on its business as currently being conducted and as currently proposed to be conducted and is duly qualified to do business and, in jurisdictions where such concept is recognized, is in good standing in each jurisdiction in which the nature of the business being conducted by it makes such qualification or good standing necessary, except where the failure to be so qualified and in good standing would not reasonably be expected to be material to the Company, such Subsidiary or such Hospital Joint Venture.

(f) The Company has delivered a true, correct and complete copy of the governing documents of the Company, each of its Subsidiaries and each of the Hospital Joint Ventures, each as amended to date, to Parent. None of the Company, any of its Subsidiaries or any of the Hospital Joint Ventures is in violation of any of the provisions of its governing documents.

Section 2.2 Capitalization; Title to the Securities.

(a) The authorized capital stock of the Company consists of 500,000,000 shares of Company Common Stock. As of the date hereof, (i) 391,198,844 shares of Company Common Stock are issued and outstanding (not including shares described in clause (v) below); (ii) no shares of preferred stock of the Company are issued and outstanding; (iii) 13,447,201 shares of Company Common Stock are reserved for issuance under the

Company Stock Plans; (iv) 13,386,050 shares of Company Common Stock are subject to issuance pursuant to outstanding Company Options issued under the Company Stock Plans; (v) 32,920,399 shares of Company Common Stock are subject to issuance pursuant to outstanding Company Restricted Stock granted under the Company Stock Plans; (vi) no shares of Company Common Stock are subject to issuance pursuant to outstanding Company Warrants; and (vii) no shares of Company Common Stock are issued and held in the treasury of the Company. All shares of outstanding Company Common Stock are, and all shares of Company Common Stock which may be issued pursuant to the exercise of outstanding Company Options will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable. The rights, preferences and privileges of the Company Common Stock are as set forth in the Company Certificate of Incorporation. As of the Closing, the issued and outstanding Company Common Stock, Company Options and Company Restricted Stock (including the shares subject to issuance pursuant to such outstanding Company Options) are set forth on the Final Conversion Schedule.

(b) Except as set forth in Section 2.2(a) and in Sections 2.1(b) and (c), and 2.2(d) and (e) of the Company Disclosure Schedule: (i) there are no shares of capital stock or any other securities of the Company, any of its Subsidiaries or any of the Hospital Joint Ventures authorized, issued or outstanding; (ii) there are no existing options, warrants, calls, preemptive rights, Indebtedness having general voting rights or debt convertible into securities having such rights (“Voting Debt”) or subscriptions or other rights, agreements, arrangements or commitments of any character (including any stockholder rights plan or similar plan commonly referred to as a “poison pill”), relating to the issued or unissued capital stock of the Company, any of its Subsidiaries or any of the Hospital Joint Ventures obligating the Company, any of its Subsidiaries or any of the Hospital Joint Ventures to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or Voting Debt of, or other equity interest in, the Company, any of its Subsidiaries or any of the Hospital Joint Ventures or securities convertible into or exchangeable for such shares or equity interests, or obligating the Company, any of its Subsidiaries or any of the Hospital Joint Ventures to make any payment linked to the value of the Company Common Stock or the sale price of the Company, or obligating the Company, any of its Subsidiaries or any of the Hospital Joint Ventures to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment; and (iii) there are no outstanding contractual obligations of the Company, any of its Subsidiaries or any of the Hospital Joint Ventures to repurchase, redeem or otherwise acquire the Company Common Stock, or other capital stock of the Company, any of its Subsidiaries or any of the Hospital Joint Ventures or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any other entity.

(c) There are no voting trusts or other agreements or understandings to which the Company is a party with respect to the voting of the capital stock of the Company. Following the Effective Time, no Person will have any right to receive capital stock of the Surviving Corporation upon exercise, conversion or vesting of any Company Option, Company Restricted Stock, Company Warrant, Voting Debt or any other right or convertible instrument.

(d) Section 2.2(d) of the Company Disclosure Schedule sets forth a true and complete list as of the date hereof of all record holders of Company Options and Company Restricted Stock, including for each Company Option and Company Restricted Stock award (as applicable): (i) the number of shares of Company Common Stock subject to each Company Option or Company Restricted Stock Award, (ii) the exercise or vesting schedule, (iii) the exercise price per share, (iv) the date of grant, (v) the expiration date, (vi) the Company Restricted Stock or Company Options that have been exercised, if applicable, or that have expired or been terminated, (vii) whether the Company Option is an incentive stock option (as defined in Section 422 of the Code) or a nonqualified stock option, (viii) whether such Company Option or Company Restricted Stock award is held by a Person who is not an employee of the Company or any of its Subsidiaries. Each grant of Company Options and Company Restricted Stock was validly issued and properly approved by the Board of Directors of the Company (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Legal Requirements and recorded on the Financial Statements in accordance with GAAP consistently applied, and no such grants involved any “back dating,” “forward dating” or similar practices with respect to the effective date of grant. No Company Option has an exercise price that has been or may be less than the fair market value of the Company Common Stock as of the date such Company Option was granted or has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option, in each case, determined in accordance with the regulations and guidance under Code Section 409A. The Company has provided to Parent prior to the date hereof, true and correct copies of all Code Section 409A valuation reports with respect to the valuation of the fair market value of Company Common Stock since January 1, 2005, for purposes of determining the exercise price of Company Options. As of the Effective Time, no holder or former holder of Company Options or Company Restricted Stock will have any right to receive, except as provided in ARTICLE I, shares of capital stock or other securities of Parent or any cash payment from Parent or the Surviving Corporation, in each case in respect of Company Options or Company Restricted Stock.

(e) Section 2.2(e)(i) of the Company Disclosure Schedule sets forth a true, complete and correct list of all Indebtedness of the Company and its Subsidiaries as of the date of this Agreement. Except (x) as set forth in Section 2.2(e)(ii) of the Company Disclosure Schedule, (y) with respect to Indebtedness for which the Company is obligated to deliver payoff letters or termination agreements pursuant to Section 5.11 and (z) the Redeemed Notes, no Indebtedness of the Company or its Subsidiaries contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by the Company or any of its Subsidiaries, or (iii) the ability of the Company or any of its Subsidiaries to grant any Lien on its properties or assets. Section 9.2(ii) of the Company Disclosure Schedule is true and correct.

Section 2.3 Authority; No Conflict.

(a) The Company has the requisite corporate power and authority to execute and deliver this Agreement and the other agreements set forth in the exhibits hereto (collectively, the “Ancillary Agreements ”) to which the Company is a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Ancillary Agreements to which the Company is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company (other than the adoption of this Agreement and the Merger by the requisite Company Stockholders which adoption will occur immediately following the execution of this Agreement by the Company) and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby. This Agreement and each Ancillary Agreement to which the Company is a party have been duly executed and delivered by the Company and constitute the valid and binding obligations of the Company enforceable against the Company in accordance with their terms, except to the extent that enforceability may be limited by the effect, if any, of (i) any applicable bankruptcy, reorganization, insolvency, moratorium or other Legal Requirements affecting the enforcement of creditors’ rights generally, and (ii) general principles of equity, regardless of whether such enforceability is considered in a proceeding at law or in equity.

(b) Neither the execution and delivery by the Company of this Agreement or any Ancillary Agreement, nor the consummation of the transactions contemplated hereby and thereby will conflict with, or result in any breach or violation of, default under (with or without notice or lapse of time, or both), or give rise to any right of termination, cancellation, modification or acceleration, or any obligation or loss of any benefit under (i) any provision of the Company Certificate of Incorporation or the Company Bylaws, or the governing documents of any Subsidiary of the Company, (ii) assuming that all consents, waivers and approvals set forth in Section 2.20 of the Company Disclosure Schedule are duly obtained, any Contract to which the Company or any of its Subsidiaries is a party or to which any of their respective properties or assets are bound (other than rights of termination or cancellation under any such Contract that may be canceled without cause by the other party thereto without penalty to such party upon notice of 90 days or less) or (iii) subject to the exceptions set forth in the sentence that immediately follows, any Legal Requirement applicable to the Company, any of its Subsidiaries, any of the Hospital Joint Ventures, any of the Managed Practices, or any of their respective properties or assets; except in the case of clauses (ii) and (iii), for such breaches, violations, defaults, obligations or losses, which, individually or in the aggregate, would not reasonably be expected to be material to the Company or any of its Subsidiaries or to prevent or materially alter or delay the Company’s ability to consummate the Merger. Except for (i) the filing and recordation of the Certificate of Merger and the related certificate of incorporation of the Surviving Corporation in accordance with the requirements of Delaware Law and (ii) such filings as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any applicable foreign antitrust law, no notice to, filing with, and no Permit, authorization, consent or approval of, any Governmental Authority (“Governmental Authorization”) is necessary for the consummation by the Company of the transactions contemplated by this Agreement.

Section 2.4 Company Reports; Financial Statements.

(a) The Company and its Subsidiaries have filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the Securities and Exchange Commission (the “SEC”) pursuant to the Exchange Act or the Securities Act since January 1, 2008 (the forms, statements, certifications, reports and documents filed or furnished since January 1, 2008 and those filed or furnished subsequent to the date hereof, including any amendments thereto, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished complied or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act of 1933 (the “Securities Act”) and the Securities Exchange Act of 1934 (the “Exchange Act”) and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. The Company has made available to Parent copies of all material correspondence between the SEC and the Company since January 1, 2008. As of the date of this Agreement, there are no material outstanding or unresolved comments received from the SEC staff with respect to the Company Reports. Except for US Oncology, Inc., none of the Company’s Subsidiaries is or has been required to file any form, report or other document with the SEC or any securities exchange or quotation service.

(b) Each of the Financial Statements (including in all cases the notes and schedules thereto, if any) (i) was prepared in accordance with the books and records of the Company and its Subsidiaries; (ii) was prepared in accordance with GAAP consistently applied throughout the periods covered thereby; and (iii) presents fairly, in all material respects, the consolidated financial position of the Company and its Subsidiaries as at such dates and the results of operations, stockholders’ equity and cash flows of the Company and its Subsidiaries for such periods on a consolidated basis, subject to normal year-end adjustments, none of which would be material, individually or in the aggregate, and the absence of notes. Since January 1, 2010, there has been no change in any accounting policies, principles, methods or practices, including any change with respect to reserves (whether for bad debts, contingent liabilities or otherwise), of the Company. Since January 1, 2005, no audit firm has ever declined or indicated its inability to issue an opinion with respect to any financial statements of the Company.

(c) Since January 1, 2008, the Company and each of its Subsidiaries has had in place “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) reasonably designed and maintained to ensure that all information (both financial and non-financial) required to be disclosed by the Company or any of its Subsidiaries in the reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to the Company’s or such Subsidiary’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company or such Subsidiary required under the Exchange Act with respect to such reports. The Company and each of its Subsidiaries (i) make and keep accurate books and records that fairly reflect the transactions and dispositions of assets of the Company or such Subsidiary, as the case may be, and (ii) maintain internal accounting controls which provide reasonable assurance that (a) transactions are recorded as necessary to permit preparation of their respective financial statements in conformity with GAAP, (b) receipts and expenditures are made only in accordance with general or specific authorizations of management and directors of the Company or such Subsidiary, (c) access to their respective assets is permitted only in accordance with general or specific authorizations of management and directors of the Company or such Subsidiary and (d) the reported accounting for their respective assets and liabilities is compared with existing assets and liabilities at reasonable intervals.

(d) The items marked with an asterisk on Section 2.4(d) of the Company Disclosure Schedule are true and correct.

Section 2.5 Absence of Certain Changes. Since the Interim Balance Sheet Date, the Company and each of its Subsidiaries has (i) conducted its business in the ordinary course consistent with past practice, (ii) has not suffered any Company Material Adverse Effect and no event has occurred that could reasonably be expected to have a Company Material Adverse Effect and (iii) has not taken any action that would be prohibited by Section 4.2 of this Agreement, if taken after the date hereof.

Section 2.6 Absence of Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any material liabilities (whether contingent or absolute, direct or indirect, known or unknown to the Company or matured or unmatured or otherwise) of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP other than (i) liabilities and obligations accrued or reserved against in the Interim Balance Sheet, (ii) liabilities and obligations incurred in the ordinary course of business consistent with past practice since the Interim Balance Sheet Date, (iii) performance obligations pursuant to the terms of the Material Contracts and (iv) liabilities and obligations incurred in connection with the transactions contemplated by this Agreement. There are no off balance sheet arrangements (as such term is defined in Item 303(a)(4)(ii) of Regulation S-K of the Securities Act) to which the Company or any of its Subsidiaries is a party or otherwise involving the Company or any of its Subsidiaries.

Section 2.7 Compliance with Laws; Licenses.

(a) The business of the Company, its Subsidiaries and the Hospital Joint Ventures is being and has been operated in material compliance with all Legal Requirements that are applicable to it or to the conduct of its business or the ownership or use of any of its assets.

(b) None of the Company, any of its Subsidiaries or any of the Hospital Joint Ventures has submitted, or caused to be submitted by any Managed Practice, any claim in connection with any referral which violated any applicable self-referral law, including 42 U.S.C. § 1395nn, as amended (known as the “Stark Act”), or any applicable state self-referral law, and any implementing regulations thereunder that, individually or in the aggregate, would be material to the Company, any of its Subsidiaries or any of the Hospital Joint Ventures.

(c) None of the Company, any of its Subsidiaries or any of the Hospital Joint Ventures has submitted, nor caused to be submitted by any Managed Practice, any claim for payment to any third party payor, either governmental or non-governmental, in violation of any false claim or fraud law, including 31 U.S.C. § 3729, as amended (known as the “False Claims Act”), or any other applicable federal or state false claim or fraud law, that, individually or in the aggregate, would be material to the Company, any of its Subsidiaries or any of the Hospital Joint Ventures.

(d) Neither the Company, any of its Subsidiaries, any of the Hospital Joint Ventures, nor any of their respective officers, directors, members or employees, nor any agent acting on behalf of or for the benefit thereof, has directly or indirectly: (i) offered, paid, solicited or received any remuneration in violation of any anti-bribery or anti-kickback law, including but not limited to 42 U.S.C. § 1320a-7b(b), as amended (known as the “Federal Anti-Kickback Statute”), 41 U.S.C. § 51 et seq. and any implementing regulations thereunder, similar state or local laws, federal or state commercial bribery statutes, or any similar state or local statutes or regulations governing financial relationships involving health care patients, providers, suppliers, distributors, or manufacturers that, individually or in the aggregate, would be material to the Company, any of its Subsidiaries or any of the Hospital Joint Ventures; or (ii) made or agreed to make, or is aware that there has been made or that there is any agreement to make, any contribution, payment or gift of funds or property to, or for the private use of, any governmental official, employee or agent where either the contribution, payment or gift is or was illegal under the laws of the United States or under the laws of any state thereof or any other jurisdiction (foreign or domestic) under which such payment, contribution or gift was made that, individually or in the aggregate, would be material to the Company, any of its Subsidiaries or any of the Hospital Joint Ventures.

(e) Neither the Company, any of its Subsidiaries, any of the Hospital Joint Ventures, nor any of their respective officers or directors, has committed an act or failed to undertake any act, which act or failure would subject the Company or any of its Subsidiaries to liability for criminal or civil money penalties, mandatory exclusion, permissive exclusion, or other administrative sanctions under 42 U.S.C. § 1320a-7, 42 U.S.C. § 1320a-7a, 42 U.S.C. § 1320a-7b or implementing regulations thereunder, or Title II-E of HIPAA.

(f) Neither the Company, any of its Subsidiaries, any of the Hospital Joint Ventures, nor any of their respective officers, directors or employees: (i) has been excluded from participation in any federal or state health care program; (ii) has been debarred or suspended from participating in federal or state government contracts;

(iii) has been debarred under Section 306 of the Federal Food, Drug & Cosmetic Act, or otherwise subject to restriction or removal from clinical research activities under such act; and (iv) has received any notice of any such proposed exclusion, debarment, suspension, removal or restriction.

(g) The Company, its Subsidiaries and the Hospital Joint Ventures have made all notifications, registrations, certifications and filings with all Governmental Authorities, necessary or advisable for the operation of its business as currently conducted, except such notifications, registrations, certifications and filings the absence of which would not be material, individually or in the aggregate, to the Company, any of its Subsidiaries or any of the Hospital Joint Ventures. Except as set forth in Section 2.7(g)(i) of the Company Disclosure Schedule, each of the Company, its Subsidiaries and the Hospital Joint Ventures owns, holds or possesses, and lawfully uses, in the operation of its business all material Permits that are necessary for it to conduct its business as now conducted (each, a “Company Authorization”), including Health Care Company Authorizations. For purposes of this Agreement “Health Care Company Authorizations” shall mean any material Permits from the United States Food and Drug Administration (“FDA”), United States Drug Enforcement Administration (“DEA”), relevant foreign, federal, state and municipal agencies, and any other relevant agencies or Governmental Authorities to purchase, receive, possess, store, transfer, distribute, sell, return, destroy or dispose of any and all products at and from its facilities. All of the Company Authorizations are valid, in full force and effect and sufficient for the services currently provided by the Company, its Subsidiaries and the Hospital Joint Ventures. None of the Company, any of its Subsidiaries or any of the Hospital Joint Ventures has received any written notice of or any other communication regarding (i) any actual or suspected violation of any Company Authorization or any failure to comply with any term or requirement of any Company Authorization or (ii) any revocation, withdrawal, suspension, cancellation, termination or modification of any Company Authorization. Section 2.7(g)(ii) of the Company Disclosure Schedule sets forth all Health Care Company Authorizations and all other Company Authorizations that are material to the conduct of the business of the Company, any of its Subsidiaries or any of the Hospital Joint Ventures (collectively, the “Material Company Authorizations”). No Material Company Authorization will be terminated or impaired, or will become terminable, in whole or in part, as a result of the consummation of the transactions contemplated by this Agreement. Except as described in Section 2.7(g)(iii) of the Company Disclosure Schedule, since December 31, 2007, no Company Authorization has been revoked, cancelled, rescinded, modified or been subject to a refusal to renew any such Company Authorization.

(h) Each nurse, pharmacist, or other health care professional employed by or under contract with the Company or any of its Subsidiaries, and to the Knowledge of the Company, each physician, nurse practitioner or other health care professional employed by or under contract with each Managed Practice, holds a current and unrestricted professional license or certification from a Governmental Authority as necessary to perform his/her duties and to enable the Company, a Subsidiary or a Managed Practice, as applicable, to bill Payors and collect for his/her services, and, to the Knowledge of the Company, there is no action to revoke, cancel, rescind, modify or refuse to renew any such professional license.

(i) Neither the Company, any of its Subsidiaries, any of the Hospital Joint Ventures, any Managed Practice, nor any physician, nurse practitioner or other health care professional employed by or under contract with each Managed Practice is in violation of any state “corporate practice of medicine”, “fee splitting”, or similar laws governing professional activities and relationships by reason of any agreement between the Company or any Subsidiary and any Managed Practice, except to the extent that the existence of any such arrangement would not be material, individually or in the aggregate, to the Company, any of its Subsidiaries or any of the Hospital Joint Ventures. Neither the Company nor any Subsidiary has received, and to the Knowledge of the Company, no Managed Practice or any physician, nurse practitioner or other health care professional employed by or under contract with any Managed Practice has received, any written notice of or any other communication regarding any actual or suspected violation of any such laws.

(j) To the Knowledge of the Company, there is no proposed change in any applicable law which would require the Company, any of its Subsidiaries or any of the Hospital Joint Ventures to obtain any Permits other than the Material Company Authorizations in order to conduct their respective businesses as presently conducted. None of the Material Company Authorizations shall be adversely affected as a result of the Company’s execution and delivery of, or the performance of its obligations under this Agreement, any related document to which it is a party, or the consummation of the transactions contemplated hereby or thereby. None of the Company, any of its Subsidiaries or any of the Hospital Joint Ventures has received any opinion or memorandum or advice from any Person to the effect that it is or could reasonably be expected to be prohibited or restricted from, conducting business in any jurisdiction in which it is now conducting or has in the past proposed to conduct business. None of the Company, any of its Subsidiaries or any of the Hospital Joint Ventures is currently, nor has ever been, a party or subject to the terms of a corporate integrity agreement required by the Office of Inspector General of the Department of Health and Human Services or similar agreement or consent order of any other Governmental Authority.

(k) All regulatory compliance support, advice and guidance provided by the Company to any Managed Practice has been consistent in all material respects with Legal Requirements applicable to such Managed Practice; and all such regulatory compliance support, advice and guidance has been reasonable and appropriate to promote compliance by each such Managed Practice with the Legal Requirements applicable to such Managed Practice. To the Knowledge of the Company and its Subsidiaries, no Managed Practice is being and has been operated in any manner that does not comply in all material respects with all Legal Requirements that are applicable to such Managed Practice or to the conduct of the business of such Managed Practice or the ownership or use of any of the assets of such Managed Practice.

(l) All human clinical trials conducted, monitored or organized by the Company and its Subsidiaries and by any Managed Practice have been, and are being, conducted in material compliance with the applicable requirements of Good Clinical Practice, Informed Consent and all other applicable requirements relating to protection of human subjects contained in 21 CFR Parts 50, 54, 56, 58 and 312 and all other applicable Legal Requirements. Neither the Company nor any of its Subsidiaries has received any written notice that the FDA, or any other Governmental Authority has initiated, or to the Knowledge of the Company, is threatening to initiate, any action to (a) suspend or terminate any clinical trial conducted or monitored by the Company, or (b) suspend or otherwise restrict the performance of clinical research by the Company. The Company, its Subsidiaries and their respective contractors and agents have submitted to the applicable Governmental Authority, including the FDA, and any institutional review board, or accreditation body, all material supplemental applications, notices, and annual or other reports and information, including adverse experience reports and product deviation reports, related to the conduct of clinical trials or scientific research.

(m) The Company is in compliance in all materials respects with:

(i) the Federal Food, Drug and Cosmetic Act, Controlled Substances Act, and related state laws and with the policies and procedures of FDA, DEA and equivalent foreign or state agencies’ Legal Requirements, including requirements for maintaining effective controls against theft, loss or diversion of Regulated Products;

(ii) the Safe Medical Device Act of 1990 and the Medical Device Amendments of 1992, and the respective regulations promulgated thereunder, along with any related state Legal Requirements; and

(iii) the Prescription Drug Marketing Act of 1987 (Public Law 100-293) and the Prescription Drug Amendments of 1992 (Public Law 102-353), and the respective regulations promulgated thereunder, along with any related state laws and regulations including but not limited to any Legal Requirement governing drug pedigree or authorized distributors of record.

(n) Except as would not be material, individually or in the aggregate, to the Company, any of its Subsidiaries, the Company and its Subsidiaries have conducted their respective businesses in compliance with the HIPAA regulations governing electronic transactions (45 C.F.R. Parts 160 and 162, Subparts I through R) and unique identifiers (45 Parts 160 and 162, Subparts D and F).

(o) To the Knowledge of the Company, the Company’s campaign contributions and lobbying activities comply with applicable Legal Requirements, in all material respects, and all filings required to be made under state or local Legal Requirements relating to the Company’s campaign contributions or lobbying activities are materially accurate and have been properly filed, in all material respects, with the appropriate Governmental Authorities.

(p) The Company and each of its Subsidiaries do not engage in business activities which are subject to regulation under U.S. export control laws and regulations, including, but not limited to, the International Traffic in Arms Regulations, the Export Administration Regulations, and the Foreign Assets Control Regulations.

(q) The Company, its Subsidiaries, the Hospital Joint Ventures and, to the Knowledge of the Company, the Managed Practices are in compliance with the Atomic Energy Act of 1954, as amended, and the Energy Reorganization Act of 1974, as amended, the respective regulations promulgated thereunder, and any related federal and state laws and regulations including but not limited to any Legal Requirement governing the purchase, receipt, possession, storage, use, handling, transfer, control and disposal of and exposure to radioactive materials and safety and protection against ionizing radiation (collectively the “Radiation Safety Laws”). Each of the Company, its Subsidiaries and the Hospital Joint Ventures owns, holds or possesses, and fully complies with, in the operation of its business all Permits required by the Radiation Safety Laws from the United States Nuclear Regulatory Commission (the “NRC”) and relevant federal, state and municipal agencies and any other relevant agencies or Governmental Authorities. None of the Company, any of its Subsidiaries or any of the Hospital Joint Ventures has received any claim, action, cause of action, suit, proceeding, investigation, order, demand or notice (written or, if oral reasonably likely to result in a written communication or notice), whether from a Governmental Authority, citizens group, employee or any other Person alleging actual or potential liability arising out of, based on, resulting from, or relating to (i) any actual or suspected violation of any Radiation Safety Law or any failure to comply with any term or requirement of any Radiation Safety Law, or (ii) any revocation, withdrawal, suspension, cancellation, termination or modification of any Permit required by any Radiation Safety Law. To the Knowledge of the Company, there are no past or present actions, activities, circumstances, conditions, events or incidents that could reasonably be expected to form the basis of any claim, action, cause of action, suit, proceeding, investigation, order, demand or notice against the Company, any of its Subsidiaries or against any Person whose liability for any such claim, action, cause of action, suit, proceeding, investigation, order, demand or notice the Company or any of its Subsidiaries has retained or assumed either contractually or by operation of law, or otherwise result in any costs or liabilities under any Radiation Safety Law. The Company, its Subsidiaries and the Hospital Joint Ventures have made all reports, notifications, certifications and filings to the NRC and all Governmental Authorities, including those with respect to exposures, radiation levels, and concentrations of radioactive material exceeding the constraints or limits, in each case as required by the Radiation Safety Laws, and such reports are accurate and complete in all material respects.

Section 2.8 Litigation.

(a) Except as set forth in Section 2.8(a) of the Company Disclosure Schedule, there are no judgments, decrees, lawsuits, actions, proceedings, claims, complaints, injunctions, orders or, to the Knowledge of the Company, investigations by or before any Governmental Authority pending, or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries, or to the Knowledge of the Company, any present or former officer, director or employee of the Company or any of its Subsidiaries in his or her capacity as such. There is no judgment, injunction, order or decree against the Company, any of its Subsidiaries or, to the Knowledge of the Company, any present or former officer, director or employee of the Company or any of its Subsidiaries in his or her capacity as such, including any judgment, injunction, order or decree which has or could reasonably be expected to have the effect of (i) prohibiting or impairing any current business practice of the Company or any of its Subsidiaries, any acquisition of property by the Company or any of its Subsidiaries or the conduct of business by the Company or any of its Subsidiaries as currently conducted or as currently proposed to be conducted or (ii) preventing, enjoining, altering or delaying any of the transactions contemplated by this Agreement or the Ancillary Agreements. Section 2.8(a) of the Company Disclosure Schedule includes a description of all litigation claims, suits, actions and proceedings or, to the Knowledge of the Company, investigations involving the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any of their respective officers, directors, stockholders or key employees in connection with the business of the Company or any of its Subsidiaries during the period beginning December 31, 2007 through the date hereof.

(b) To the Knowledge of the Company, there is no fact or circumstance that, either alone or together with other facts and circumstances, could reasonably be expected to give rise to any action, proceeding, claim, complaint, injunction or order against, relating to or affecting the Company or any of its Subsidiaries or any of their respective assets and properties that, if adversely decided, would be reasonably likely to result in a liability to the Company and its Subsidiaries greater than $100,000.

(c) To the Knowledge of the Company, no officer or director of the Company or any of its Subsidiaries has been: (i) subject, since January 1, 2005, to voluntary or involuntary petition under the federal bankruptcy laws or any state insolvency law or the appointment of a receiver, fiscal agent or similar officer by a court for his or her business or property or that of any partnership of which he or she was a general partner or any corporation or business association of which he or she was an executive officer; (ii) convicted in a criminal proceeding or named as a subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or been otherwise accused of any act of moral turpitude; (iii) the subject of any order, judgment, or decree (not subsequently reversed, suspended or vacated) of any court of competent jurisdiction permanently or temporarily enjoining him or her from, or otherwise imposing limits or conditions on his or her ability to engage in any securities, investment advisory, banking, insurance or other type of business or acting as an officer or director of a public company; or (iv) found by a court of competent jurisdiction in a civil action or by the SEC to have violated any federal or state commodities, securities or unfair trade practices law, which judgment or finding has not been subsequently reversed, suspended, or vacated.

Section 2.9 Transactions with Affiliates. Except as disclosed in Section 2.9 of the Company Disclosure Schedule, no stockholder, officer or director of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any of their respective affiliates, (a) is involved in any business arrangement or relationship or party to any transaction or agreement with the Company or any of its Subsidiaries, (b) owns any property or right, tangible or intangible, which is used by the Company or any of its Subsidiaries, (c) owns, leases, manages or otherwise controls any nursing home, assisted living facility, independent living facility, long-term care facility, institutional care facility, hospital, home health agency, home care services organization, hospice or other healthcare entity (each, a “Healthcare Entity”) which is or could be provided goods or services by the Company or any of its Subsidiaries or from which the Company or any of its Subsidiaries could receive referrals or to which the Company or any of its Subsidiaries could refer patients, clients or any other Persons or (d) otherwise has any ability to influence the decision of any Healthcare Entity or other actual or potential patient or client of the Company or any of its Subsidiaries with respect to whether to continue or commence receiving services from the Company or any of its Subsidiaries. No event has occurred since December 31, 2009 that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC.

Section 2.10 Third Party Reimbursements.

(a) The Company, its Subsidiaries and the Hospital Joint Ventures have obtained and maintained all material provider agreements, certifications, and authorizations required from any Governmental Authority and nongovernmental payor, or any entity acting on behalf of such Governmental Authority or nongovernmental payor, private insurer, health maintenance organization, preferred provider organization, other prepaid plan, health care service plan or other third party payor (collectively, “Payors”) to bill and collect for their services and have obtained and maintained eligibility and good standing for reimbursement from such Payor. The Company, its Subsidiaries and the Hospital Joint Ventures have paid or made provision to pay any overpayment received from any Payor and any similar obligation with respect to other reimbursement programs in which the Company, any of its Subsidiaries or any of the Hospital Joint Ventures participates (each of which is reflected in the Financial Statements), except for routine adjustments made in the ordinary course of business that are consistent with historical practice, including contractual adjustments, adjustments made in connection with coordination of benefits, adjustments based on routine government program claims reviews, and adjustments made as a result of internal Company claims reviews.

(b) To the Knowledge of the Company, each Managed Practice and each physician, nurse practitioner or other health care professional employed by or under contract with each Managed Practice has obtained and maintained all material provider agreements, certifications, and authorizations required from any Payors to bill and collect for services, and has obtained and maintained eligibility and good standing for reimbursement from such Payor. To the Knowledge of the Company, and except for routine adjustments and disallowances made in the ordinary course of business by Payors there is no action, case or proceeding pending or threatened by any Governmental Authority or nongovernmental payor with respect to (i) any alleged material violation by any Managed Practice or any physician, nurse practitioner or other health care professional employed by or under contract with any Managed Practice of any statute, law, rule, regulation, code, ordinance, order, policy or guideline of any Governmental Authority or nongovernmental payor involving or relating to participation in any such Payor’s reimbursement program or eligibility to receive payment; or (ii) any revocation, cancellation, rescission, modification, or refusal to renew in the ordinary course, any agreements, certifications, or authorization of any Payor. To the Knowledge of the Company, each Managed Practice and each physician, nurse practitioner or other health care professional employed by or under contract with each Managed Practice have paid or made provision to pay any overpayment received from any Payor and any similar obligation with respect to other reimbursement programs in which any Managed Practice and any physician, nurse practitioner or other health care professional employed by or under contract with any Managed Practice participates, and to the Knowledge of the Company, neither any Managed Practice nor any physician, nurse practitioner or other health care professional employed by or under contract with any Managed Practice has received reimbursement in excess of the amounts provided by applicable law that has not been repaid to the applicable Payor, except for routine adjustments and disallowances made in the ordinary course of business by Payors.

(c) The arrangements of the Company, its Subsidiaries and the Hospital Joint Ventures under their respective agreements with each Managed Practice with respect to billing and collection for the items and services furnished to persons who are beneficiaries under any federal health care program do not violate any Legal Requirements limiting or prohibiting the assignment of claims for payment from any Governmental Authority, including without limitation the prohibition on assignment of Medicare claims at 42 U.S.C. 1395u(b)(6).

Section 2.11 Privacy and Security.

(a) The Company and certain of its Subsidiaries are “covered entities” or “business associates” as such terms are defined under HIPAA, its implementing regulations, and the HITECH Act. The Company and its Subsidiaries are in compliance in all material respects and heretofore have complied with all laws pertaining to the applicable HIPAA privacy, security, transaction standards, breach notification standards and any other related regulations, guidance, provisions and requirements and any comparable state Legal Requirements. Neither the Company nor any of its Subsidiaries has received any written (or, to the Knowledge of the Company, oral) communication from any Governmental Authority that alleges that the Company or any of its Subsidiaries is not in compliance with the applicable privacy, security, transaction standards, breach notification and other provisions and requirements of HIPAA or any comparable state Legal Requirements. In instances where Company or any of its Subsidiaries is a business associate, the Company or such Subsidiary have the requisite privacy and security policies, procedures and systems to comply with the terms of its business associate agreements.

(b) Neither the Company nor any of its Subsidiaries has received any written (or, to the Knowledge of the Company, oral) material complaints, or notices of inquiry or investigation, from any Person, patient, client or customer regarding its or any of its agents, employees or contractors’ uses or disclosures of, or security practices regarding, Protected Health Information (“PHI”), individually identifiable health information or other medical or personal information.

(c) The Company and its Subsidiaries have policies, procedures and systems in place to ensure the privacy and security of all business, proprietary, individually identifiable, personal, medical and any other private information, in compliance with Legal Requirements. In addition, the Company and its Subsidiaries have adequate policies, procedures and systems in place to prevent improper use or disclosure of, or access to, all business, proprietary, individually identifiable, personal, medical and any other private information. No breach has occurred with respect to any unsecured PHI maintained by or for the Company or any of its Subsidiaries that is subject to the notification requirements, under HIPAA, the HITECH Act, or any related regulations and no information security or privacy breach event has occurred that would require notification under any comparable Legal Requirements.

Section 2.12 Technology and Intellectual Property.

(a) No Default/No Conflict. The consummation of the transactions contemplated by this Agreement will neither violate nor by their terms result in the breach, modification, cancellation, termination, suspension of, or acceleration of any payments with respect to, any contract providing for the license or other use (i) by a third party of any Company Intellectual Property which is material or necessary to the conduct of the business of the Company as currently conducted or currently proposed to be conducted or (ii) by the Company or its Subsidiaries of Technology or Intellectual Property Rights of a third party, other than with respect to Shrink-Wrapped Code (“Intellectual Property Contracts”). Each of the Company and its Subsidiaries is in compliance with, and has not materially breached any term of any such Intellectual Property Contract. As of the Closing Date, the Surviving Corporation will be permitted to exercise all of the Company’s and its Subsidiaries’ rights under such Intellectual Property Contracts without the payment of any additional amounts other than those that the Company or its Subsidiaries would otherwise be required to pay.

(b) No Infringement. The operation of the business of the Company and its Subsidiaries does not (i) infringe or misappropriate, and has not infringed or misappropriated, any Intellectual Property Rights of any third party, (ii) violate, and has not violated, any right to privacy or publicity of any third party or (iii) constitute, and has not constituted, unfair competition or trade practices under the laws of any jurisdiction.

(c) Notice. Neither the Company nor any of its Subsidiaries has received written notice from any third party claiming that the Company or any of its Subsidiaries infringes or misappropriates any Intellectual Property Rights of any third party, violates any rights to privacy or publicity or constitutes unfair competition or trade practices under the laws of any jurisdiction.

(d) No Third Party Infringers. To the Knowledge of the Company, no party is infringing, misappropriating or otherwise violating any Company Intellectual Property. Within the past five (5) years, neither the Company nor any of its Subsidiaries have asserted or, to the Knowledge of the Company, threatened, any claim against any third party alleging any infringement, misappropriation or violation of any Company Intellectual Property.

(e) Transaction. Neither this Agreement nor the transactions contemplated by this Agreement, will result in (i) Parent, any of its affiliates or the Surviving Corporation granting to any third party any incremental right to or with respect to any Intellectual Property Rights owned by, or licensed to, any of them or (ii) Parent, any of its affiliates or the Surviving Corporation, being bound by, or subject to, any incremental non-compete or other incremental material restriction on the operation or scope of their respective businesses.

(f) Intellectual Property. The Company and its Subsidiaries have taken commercially reasonable steps to obtain, maintain and protect the Company Intellectual Property.

(g) No Order. There are no consents, settlements, judgments, injunctions, decrees, awards, stipulations, orders or similar litigation-related, adversarial-related, or judicially-imposed obligations to which the Company or any of its Subsidiaries is a party or are otherwise bound, that do or, to the Knowledge of the Company, may (i) restrict the rights of the Company or any of its Subsidiaries to use, transfer, license or enforce any of its Intellectual Property Rights, (ii) restrict the conduct of the business of the Company or any of its Subsidiaries in order to accommodate a third party’s Intellectual Property Rights, or (iii) grant any third party any right with respect to any Company Intellectual Property Rights.

(h) Open Source. Each of the Company and its Subsidiaries has established a commercially reasonable policy that is designed to (i) identify Open Source Materials and (ii) to avoid the release of Source Code of the Company Intellectual Property. All use and distribution of Company Services and Products or any Open Source Materials by or through the Company and each of its Subsidiaries is in full compliance with all Open Source Licenses applicable thereto, including all copyright notice and attribution requirements. Section 2.12(h) of the Company Disclosure Schedule lists all Open Source Materials used in the Company Services and Products, including in development or testing thereof, and (A) identifies the Open Source License applicable thereto, (B) describes the manner in which such Open Source Materials were used, (C) states whether (and, if so, how) the Open Source Materials were modified by or for Company, (D) states whether the Open Source Materials were distributed by or for Company, and (E) describes how such Open Source Materials are integrated with or interact with the Company Services and Products or any portion thereof. Except as set forth in Section 2.12(h) of the Company Disclosure Schedule, the Company has not: (1) incorporated Open Source Materials into, or combined Open Source Materials with, any of the Company Services and Products; (2) distributed Open Source Materials in conjunction with or for use with any of the Company Services and Products; or (3) used Copyleft Materials in a manner that requires the Company Services and Products, any portion thereof, or any other Company Intellectual Property to be subject to any Copyleft License.

(i) Source Code. Section 2.12(i) of the Company Disclosure Schedule identifies each Intellectual Property Contract pursuant to which the Company has deposited with an escrow agent or delivered or licensed to any other party, any of the Source Code included in any Company Services and Products. The execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in a release of any such Source Code or the grant of incremental rights to a party with regard to such Source Code. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure or delivery by the Company, any of its Subsidiaries or any party acting on their behalf to any party of any Source Code included in any Company Services and Products, other than pursuant to the Company’s standard form of professional services agreements, copies of which have been provided to Parent (“Standard Services Agreements”).

(j) Software. All Company Services and Products (and all parts thereof) are free of (i) any material defects and material errors and (ii) any disabling codes or instructions and any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components that permit unauthorized access or the unauthorized disruption, impairment, disablement or erasure of such Company Product or Company Intellectual Property (or all parts thereof) or data or other software of users (“Contaminants”).

(k) Information Technology. The Company and its Subsidiaries have taken commercially reasonable steps to ensure that information technology systems used in connection with the operation of the Company and its Subsidiaries are free from Contaminants. The Company and its Subsidiaries have appropriate disaster recovery plans, procedures and facilities for the business and have taken all commercially reasonable steps to safeguard the information technology systems utilized in the operation of the business of the Company and its Subsidiaries as it is currently conducted. To the Knowledge of the Company, there have been no unauthorized intrusions or breaches of the security of the information technology systems. The Company and its Subsidiaries have implemented any and all security patches or upgrades that are generally available for the Company’s information technology systems where, in the Company’s reasonable judgment, such patches or upgrades are required.

(l) Licenses-In. Other than (i) licenses to Open Source Materials as set forth in Section 2.12(h) of the Company Disclosure Schedule and (ii) non-disclosure agreements entered into in the ordinary course of business, Section 2.12(l) of the Company Disclosure Schedule lists, as of the date hereof, all Intellectual Property Contracts to which the Company or any of its Subsidiaries is a party and under which the Company or any of its Subsidiaries has been granted or has been provided any rights to Technology or Intellectual Property Rights by a third party. All Intellectual Property Contracts required to be set forth in Section 2.12(l) of the Company Disclosure Schedule are in full force and effect and are, to the Knowledge of the Company, valid and binding.

(m) Licenses-Out. Other than (i) written non-disclosure agreements that exclude express or implied licenses to Company Intellectual Property and (ii) Standard Services Agreements, Section 2.12(m) of the Company Disclosure Schedule lists, as of the date hereof, all Intellectual Property Contracts related to Company Intellectual Property under which the Company or any of its Subsidiaries has licensed or provided any Company Intellectual Property to any third party.

(n) Trade Secrets. The Company and its Subsidiaries have taken commercially reasonable steps to protect their Trade Secrets, and any Trade Secrets of third parties provided thereto, according to applicable laws and obligations of confidentiality. To the Knowledge of the Company, there has been no unauthorized disclosure by the Company or any of its Subsidiaries of any such Trade Secrets.

(o) Company Registered Intellectual Property. Section 2.12(o) of the Company Disclosure Schedule lists all Company Registered Intellectual Property and:

(i) for each Patent and Patent application, the Patent number or application serial number for each jurisdiction in which filed, date issued and filed, and present status thereof;

(ii) for each registered Trademark and Trademark application, the application serial number or registration number, by country, province and state, and the class of goods covered, the nature of the goods or services, as well as a list of all material common law Trademarks used by the Company in conjunction with Company Services and Products,

(iii) for any Domain Names, the registration date, any renewal date and name of registry;

(iv) for each Copyright registration or Copyright application, the number and date of such registration or application by country, province and state;

(v) all pending proceedings or actions before any court, tribunal (including the United States Patent and Trademark Office or equivalent authority anywhere in the world) related to the Company Registered Intellectual Property; and

(vi) any responses that must be submitted within sixty (60) days after the Closing hereof for the purposes of obtaining, maintaining, perfecting or preserving or renewing any Company Registered Intellectual Property.

(p) Validity and Enforceability. Except as indicated by the status in Section 2.12(p) of the Company Disclosure Schedule, all material Company Intellectual Property is subsisting, in full force and effect, and (in the case of Company Registered Intellectual Property), to the Knowledge of the Company, is valid and enforceable and has not expired, lapsed or been cancelled or abandoned.

(q) Ownership. The Company and each of its Subsidiaries owns, and has good and exclusive title to, all Company Intellectual Property free and clear of any Lien or encumbrance (other than the Intellectual Property Contracts required to be set forth in Section 2.12(m) of the Company Disclosure Schedule and Standard Services Agreements). Except as set forth in Section 2.12(q) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has transferred ownership of, or granted to any third party any exclusive license of or exclusive right to use, or authorized the retention of any exclusive rights to use or joint ownership of, any Intellectual Property Rights used or held for use in the conduct of the business of the Company.

(r) Sufficiency. The Company and each of its Subsidiaries own or are validly licensed sufficient Intellectual Property Rights to conduct the business of the Company and each of its Subsidiaries in the manner currently conducted, including the design, development, manufacture, use, import, export, sale, licensing or other exploitation of Company Services and Products.

Section 2.13 Environmental Matters.

(a) The Company and each of its Subsidiaries are in material compliance with all Environmental Laws, which compliance includes, but is not limited to, the possession by the Company and each of its Subsidiaries of all permits and other governmental authorizations required under all Environmental Laws, and compliance with the terms and conditions thereof. Neither the Company nor any of its Subsidiaries has received any communication (written or, if oral, reasonably likely to result in a written communication or notice), whether from a Governmental Authority, citizens group, employee or any other Person, that alleges that the Company or any of its Subsidiaries is not in compliance with any Environmental Laws.

(b) There is no Environmental Claim pending or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries or against any Person whose liability for any Environmental Claim the Company or any of its Subsidiaries has retained or assumed either contractually or by operation of law.

(c) To the Knowledge of the Company, there are no past or present actions, activities, circumstances, conditions, events or incidents, including, without limitation, the handling, use, release, emission, discharge, presence, management or disposal of any Material of Environmental Concern, that could reasonably be expected to form the basis of any Environmental Claim against the Company, any of its Subsidiaries or against any Person whose liability for any Environmental Claim the Company or any of its Subsidiaries has retained or assumed either contractually or by operation of law, or otherwise result in any costs or liabilities under Environmental Law.

(d) Other than with respect to the ordinary course handling of drugs and supplies pursuant to the Legal Requirements set forth in Section 2.7(m), the Company has provided to Parent all assessments, reports, data, results of investigations or Audits, and other information that is in the possession of or reasonably available to the Company or any of its Subsidiaries regarding environmental matters or Materials of Environmental Concern pertaining to the business of the Company and its Subsidiaries, or the compliance (or noncompliance) by the Company or any of its Subsidiaries with any Environmental Laws.

(e) Neither the Company nor any of its Subsidiaries is required by virtue of the transactions set forth herein and contemplated hereby, or as a condition to the effectiveness of any transactions contemplated hereby, (i) to perform a site assessment for Materials of Environmental Concern, (ii) to remove, abate, mitigate, or remediate Materials of Environmental Concern, (iii) to give notice to or receive approval from any Governmental Authority pursuant to any Environmental Law, or (iv) to record or deliver to any Person any disclosure document or statement pertaining to environmental matters or Materials of Environmental Concern.

Section 2.14 Taxes.

(a) The Company and each of its Subsidiaries has timely filed with the proper Tax Authority all Tax Returns required to be filed by them, and all such Tax Returns are true, correct and complete in all respects. All Taxes required to be paid by the Company and each of its Subsidiaries have been timely paid other than those (i) currently payable without penalty or interest, or (ii) being contested in good faith by appropriate proceedings and for which, in the case of both clauses (i) and (ii), adequate reserves have been established on the books and records of the Company and each of its Subsidiaries in accordance with GAAP, as the case may be.

(b) There are no liens or encumbrances for Taxes upon any property or assets of the Company or any of its Subsidiaries, except for statutory liens or encumbrances for Taxes accruing but not yet due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(c) Neither the Company nor any of its Subsidiaries has (i) made any change in accounting methods, principles, policies, procedures or practices, or entered into an agreement with respect thereto with respect to any taxable year or period commencing on or after January 1, 2007, except as required by GAAP, (ii) received a ruling from any Tax Authority or (iii) entered into any closing agreement with respect to any Tax year.

(d) The Company and each of its Subsidiaries has complied in all material respects with all applicable Legal Requirements, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441 and 1442 of the Code or similar provisions under any non-U.S. laws) and have, within the time and the manner prescribed by law, withheld and paid over to the proper Tax Authorities all amounts required to be so withheld and paid over under applicable Legal Requirements.

(e) Neither the Company nor any of its Subsidiaries is required to include in income any adjustment pursuant to Section 481 of the Code by reason of any change in accounting method, nor has any Governmental Authority proposed any such adjustment or change of accounting method.

(f) Neither the Company nor any of its Subsidiaries is or shall be required to include any material item of income or gain in gross income for any Taxable Period ending after the Closing Date as a result of any (A) installment sale or open transaction disposition made on or prior to the Closing Date, (B) prepaid amount payable pursuant to any transaction or agreement and received on or prior to the Closing Date, or (C) intercompany transaction occurring on or prior to the Closing Date that has not been recognized for U.S. federal income Tax purposes pursuant to Treasury Regulation Section 1.1502-13, or under any provision of Law of any jurisdiction with similar consequences as any of (f)(A) through (C) above. Neither the Company nor, to the Knowledge of the Company, any of its Subsidiaries, has any excess loss accounts within the meaning of Treasury Regulation Section 1.1502-19.

(g) No Audits are presently pending with regard to any Taxes or Tax Returns of the Company or any of its Subsidiaries. A list of all Audits commenced or completed with respect to the Company or any of its Subsidiaries with respect to taxable periods ending after December 31, 2003 is set forth in Section 2.14(g) of the Company Disclosure Schedule. No written notification has been received by the Company or any of its Subsidiaries that an Audit is pending or threatened with respect to any Taxes due from or with respect to or attributable to the Company or any of its Subsidiaries or any Tax Return filed by or with respect to the Company or any of its Subsidiaries. All Tax deficiencies that have been claimed, proposed, assessed or asserted against the Company or any of its Subsidiaries have been fully paid or finally settled, and no issue has been raised in any examination by any Tax Authority that could reasonably be expected to result in the proposal or assertion of a Tax deficiency for another year not so examined.

(h) There are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against the Company or any of its Subsidiaries.

(i) Neither the Company nor any of its Subsidiaries has requested an extension of time within which to file any Tax Return in respect of any taxable period for which such Tax Return has not since been filed.

(j) No power of attorney that is still in force has been granted by or with respect to the Company or any of its Subsidiaries with respect to any matter relating to Taxes.

(k) Neither the Company nor any of its Subsidiaries is a party to, is bound by or has any obligation under any Tax sharing agreement, Tax indemnification, or Tax allocation agreement or similar agreement, contract or arrangement, and neither the Company nor any of its Subsidiaries has any potential liability or obligation with respect to Taxes of any Person (other than the Company or any of its Subsidiaries) as a result of, or pursuant to, any such agreement, contract, arrangement or otherwise.

(l) Neither the Company nor any of its Subsidiaries is or has been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(m) As of December 31, 2009, the net operating losses (“NOLs”) of the Company and its Subsidiaries for federal income tax purposes, taking into account any NOLs that may be carried back to periods prior to December 31, 2009, were not less than $107,000,000 and, as of such date, these NOLs were not subject to any limitation under Code Sections 382, 383 or 384.

(n) The Company has delivered or made available to Parent complete and accurate copies of (i) all Audit reports, letter rulings, technical advice memoranda and similar documents issued by a Tax Authority relating to Taxes of the Company and each of its Subsidiaries and any documents submitted in connection therewith, (ii) all closing agreements entered into by the Company and each of its Subsidiaries with any Tax Authority, in each case, existing on the date hereof and (iii) copies of any correspondence to any Tax Authority.

(o) Neither the Company nor any of its Subsidiaries has received notice of any claim made by a Tax Authority in a jurisdiction where the Company and/or such Subsidiary does not file Tax Returns, that the Company and/or such Subsidiary is or may be subject to taxation by that jurisdiction.

(p) All related party transactions involving the Company or any of its Subsidiaries is at arm’s length in compliance with Section 482 of the Code and the Treasury Regulations promulgated thereunder and any similar provision of non-U.S., state and local law.

(q) No corporation that was liquidated into the Company or any of its Subsidiaries was insolvent at the time of such liquidation. With respect to any corporation that was merged with and into or converted into a limited liability company that is a Subsidiary of the Company, no such corporation that was a Subsidiary of the Company at the time of such merger or conversion was insolvent at the time of such merger or conversion.

(r) Neither the Company nor any of its Subsidiaries has been a member of any affiliated group within the meaning of Section 1504(a) of the Code, or any similar affiliated or consolidated group for Tax purposes under state, local or non-U.S. law (other than a group the common parent of which is the Company), or has any liability for Taxes of any Person (other than the Company and each of its Subsidiaries) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or non-U.S. law as a transferee or successor, by contract or otherwise.

(s) Neither the Company nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355 of the Code.

(t) Neither the Company nor any of its Subsidiaries has engaged in any reportable transactions that were required to be disclosed pursuant to Section 6011 of the Code and the Treasury Regulations promulgated thereunder.

Section 2.15 Employee Benefit Plans.

(a) Section 2.15 of the Company Disclosure Schedule lists, (i) with respect to the Company, each of its Subsidiaries and any trade or business (whether or not incorporated) which is treated as a single employer with the Company (an “ERISA Affiliate”) within the meaning of Section 414(b), (c), (m) or (o) of the Code, all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and (ii) with respect to the Company or any of its Subsidiaries, (A) each loan to any employee, officer and director and any stock option, stock purchase, phantom stock, stock appreciation right, restricted stock unit, retirement, supplemental retirement, severance, termination, change in control, retention, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Code Section 125) or dependent care (Code Section 129), life insurance or accident insurance plans, programs, agreements or arrangements, (B) all bonus, commission, profit sharing, savings, deferred compensation, equity compensation or incentive plans, programs, agreements or arrangements, (C) all other fringe or employee benefit plans, programs, agreements or arrangements and (D) all forms of offer letters and all employment or executive compensation or severance agreements, written or otherwise, in each of the above that is maintained or contributed to, or required to be maintained or contributed to, for the benefit of, or relating to, any present or former employee, consultant or director of the Company or any of its Subsidiaries (together, the “Company Employee Plans”).

(b) The Company has provided to Parent with respect to each Company Employee Plan, to the extent applicable: (i) the plan documents, trust documents, insurance policies or contracts, employee booklets, prospectuses, summary plan descriptions and summaries of material modifications and all amendments to any of the foregoing, (ii) the three most recent actuarial reports or other financial statements, (iii) the three most recent annual reports on Forms 5500 and all schedules attached thereto, (iv) a current favorable determination or opinion letter issued by the IRS, (v) nondiscrimination tests performed under the Code (including 401(k) and 401(m) tests) for the three most recent completed plan years, and (vi) all material communications and filings with the IRS, the Department of Labor, or any other Governmental Authority, administrators, trustees or beneficiaries, including any applications or filings under the Voluntary Compliance Resolution program, the Department of Labor Delinquent Filer Program or any similar program.

(c) Each Company Employee Plan is now, and has at all times been, operated and administered in accordance with its terms and with the material requirements of all applicable Legal Requirements, including ERISA, the Code, and all contributions and premiums required to have been paid by the Company or any of its ERISA Affiliates with respect to each Company Benefit Plan have been paid within the time prescribed under the terms of such Company Employee Plan or applicable Legal Requirements.

(d) Each Company Employee Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has received a favorable determination or opinion letter from the IRS with respect to each such Company Employee Plan as to its qualified status under the Code, and no fact or event has occurred since the date of such determination or opinion letter that could reasonably be expected to adversely affect the qualified status of any Company Employee Plan.

(e) There has been no non-exempt “prohibited transaction,” as such term is defined in Section 406 of ERISA and Section 4975 of the Code, with respect to any Company Employee Plan. Each Company Employee Plan is and has at all times been administered in accordance with its terms and in compliance in all material respects with applicable Legal Requirements (including ERISA and the Code). Neither the Company nor any of its ERISA Affiliates is subject to any liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any of the Company Employee Plans. With respect to each Company Employee Plan, no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA) nor any event described in Section 4062, 4063 or 4041 or ERISA has occurred. Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Closing Date in accordance with its terms, without liability to Parent (other than ordinary administrative expenses typically incurred in a termination event). With respect to each Company Employee Plan subject to ERISA as either an employee pension plan within the meaning of Section 3(2) of ERISA or an employee welfare benefit plan within the meaning of Section 3(1) of ERISA, the Company and each of its Subsidiaries have prepared in good faith and timely filed all requisite governmental reports, which were true and correct as of the date filed.

(f) No suit, administrative proceeding, action or other litigation has been brought, or, to the Knowledge of the Company, is threatened, against or with respect to any such Company Employee Plan, including any Audit or inquiry by the IRS, the United States Department of Labor or any other local Tax Authority other than routine undisputed claims for benefits in the ordinary course.

(g) Each Company Employee Plan that is a “nonqualified deferred compensation plan” (as defined in Code Section 409A(d)(1)) (i) has been maintained and operated since January 1, 2005 in good faith compliance with Code Section 409A and all applicable IRS guidance promulgated thereunder so as to avoid any Tax, penalty or interest under Code Section 409A and, as to any such plan in existence prior to January 1, 2005, has not been “materially modified” (within the meaning of IRS Notice 2005-1) at any time after October 2, 2004, and (ii) since January 1, 2009, has been in documentary and operational compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder.

(h) Except as set forth in Section 2.15(h) of the Company Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee, officer, director or consultant of the Company or any of its Subsidiaries to severance pay, termination pay, unemployment compensation or any other payment or benefit under any Company Employee Plan, (ii) accelerate the time of payment or vesting of benefits, or increase the amount of compensation, due to any such employee, officer, director or consultant under any Company Employee Plan, (iii) result in any forgiveness of Indebtedness, trigger any funding obligation under any Company Employee Plan or impose any restrictions or limitations on the Company’s rights to administer, amend or terminate any Company Employee Plan or (iv) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G.1) that could reasonably be construed, individually or in combination with any other such payment, to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). No director, officer, employee or independent contractor of the Company or any of its Subsidiaries is entitled to receive any gross-up or additional payment by reason of the tax required by Section 409A or 4999 of the Code being imposed on such person. Other than the Change of Control and Severance Payments set forth on Section 2.15(h) of the Company Disclosure Schedule, there are no change of control, severance, transaction bonus or other similar payment rights of any officer, director or employee of the Company or any of its Subsidiaries that will be triggered, accelerated or become payable upon the consummation of the transaction contemplated by this Agreement.

(i) There has been no amendment to, written interpretation or announcement (whether or not written) by the Company or any ERISA Affiliates relating to, or change in participation or coverage under, any Company Employee Plan which would materially increase the expense of maintaining such Company Employee Plan above the level of expense incurred with respect to that Company Employee Plan for the most recent fiscal year included in the Financial Statements.

(j) Neither the Company, any of its Subsidiaries nor any of their respective ERISA Affiliates maintains, sponsors, participates in or contributes to, nor has it ever maintained, established, sponsored, participated in, or contributed to, any pension plan (within the meaning of Section 3(2) of ERISA) which is subject to Section 302 of ERISA, Title IV of ERISA or Section 412 of the Code.

(k) Neither the Company, any of its Subsidiaries nor any of their respective ERISA Affiliates is a party to, or has made any contribution to or otherwise incurred any obligation to contribute to, any “multi employer plan” as defined in Section 3(37) of ERISA.

(l) Neither the Company nor any of its ERISA Affiliates has or could have any liability with respect to any current or former employee, director or consultant in respect of post-retirement health, medical, life insurance or other benefits, except as required by applicable Legal Requirements.

(m) No amounts paid by any Company Employee Plan would fail to be deductible under Sections 404 or 404A of the Code.

(n) Each individual who renders or has rendered services to the Company or any of its Subsidiaries and who is or has been classified by the Company or any of its Subsidiaries as having the status of an independent contractor, consultant or other status other than employee for any purpose is, and has at all times been, properly characterized as such to an extent that would not reasonably be expected to result in the disqualification of any Company Employee Plan or in any liability to the Company or any of its Subsidiaries.

(o) Neither the Company, any of its Subsidiaries nor any of its ERISA Affiliates has used the services or workers provided by third party contract labor suppliers, temporary employees, “leased employees” (as that term is defined in Section 414(n) of the Code), or individuals who have provided services as independent contractors to an extent that reasonably could be expected to result in the disqualification of any Company Employee Plan or the imposition of penalties or excise taxes with respect to any Company Employee Plan.

(p) The Company has made available to Parent accurate and complete copies of the Company Stock Plans and all forms of award agreements evidencing awards granted pursuant to the Company Stock Plans as of the date hereof. No material changes have been made to any such forms in connection with any award. No outstanding stock options, restricted stock, restricted stock units, stock appreciation rights, phantom stock, profit participation, performance shares or other equity-based awards associated with shares of Company Common Stock have been issued or are outstanding other than pursuant to the Company Stock Plans and other than as set forth in Section 2.15(p) of the Company Disclosure Schedule.

Section 2.16 Labor and Employee Matters.

(a) The Company and each of its Subsidiaries are and have been in material compliance with all applicable Legal Requirements respecting labor and employment, including but not limited to, discrimination, terms and conditions, termination, wage and hour, overtime classification, occupational safety and health, employee whistle-blowing, immigration, employee privacy, medical and other leaves, employment practices, and classification of employees as consultants and independent contractors, and are not engaging in and, in the past three (3) years, have not engaged in any unfair labor practice, as defined in the National Labor Relations Act or other applicable Legal Requirements.

(b) The Company and each of its Subsidiaries have withheld all amounts required by law or by agreement to be withheld from the wages, salaries, and other payments to employees or consultants, and are not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing. Neither the Company nor any of its Subsidiaries is liable for any payment to any trust or other fund or to any governmental or administrative authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business, consistent with past practice).

(c) Except as disclosed in Section 2.16(c) of the Company Disclosure Schedule, there are no lawsuits, claims, demands, proceedings, administrative charges, unfair labor practice charges, arbitrations, complaints or controversies pending or, to the Knowledge of the Company, threatened, against or by the Company or any of its Subsidiaries involving any of their respective employees, former employees, consultants, independent contractors or applicants. In the past four (4) years, neither the Company nor any of its Subsidiaries has received notice of the intent of any Governmental Authority responsible for the enforcement of labor or employment laws to conduct an investigation with respect to the Company or any of its Subsidiaries, and, to the Knowledge of the Company, no such investigation is in progress.

(d) The Company and each of its Subsidiaries are in compliance with the Worker Adjustment and Retraining Notification Act of 1988, or any similar state or local law (the “WARN Act”). Since January 1, 2005, (i) neither the Company nor any of its Subsidiaries has effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company and/or any of its Subsidiaries, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company or any of its Subsidiaries and (iii) none of the Company’s or any of its Subsidiaries’ employees has suffered an “employment loss” (as defined in the WARN Act) during the ninety (90) day period prior to the date hereof.

(e) Neither the Company nor any of its Subsidiaries has been, at any time, a party to any collective bargaining agreement or similar agreement with any labor organization or works council, or work rules or practices agreed to with any labor organization, works council or employee association applicable to employees of the Company or any of its Subsidiaries. None of the employees of the Company or any of its Subsidiaries are represented by any labor organization, trade union or works council and, to the Knowledge of the Company, there are no and have been no union or works council organizing activities or proceedings among any of its employees or the employees of any of its Subsidiaries, nor does any question concerning representation exist concerning such employees.

(f) There is no labor strike, dispute, corporate campaign, work slowdown, work stoppage or lockout actually pending, or to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, and during the last three (3) years there has not been any such action.

(g) All personnel manuals, handbooks, policies, rules or procedures applicable to employees of the Company or any of its Subsidiaries are in writing, true and complete copies of which have heretofore been made available to Parent.

(h) To the Knowledge of the Company, no employees of the Company or any of its Subsidiaries are in violation of any term of any employment Contract, invention assignment agreement, patent disclosure agreement, non-competition agreement, non-solicitation agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any of its Subsidiaries.

(i) No employee of the Company or any of its Subsidiaries with a base salary in excess of $125,000 has given notice to the Company, nor does the Company have Knowledge, that any such employee intends to terminate his or her employment with the Company and/or any of its Subsidiaries.

(j) Except as set forth in Section 2.16(j) of the Company Disclosure Schedule, no Person has any agreement with the Company or any of its Subsidiaries under which that Person acts as an independent contractor, consultant, or in a similar capacity for the Company or any of its Subsidiaries, whether on a full time or a part time or retainer basis or otherwise, (i) with annualized compensatory payments in excess of $125,000 or (ii) that are not terminable upon less than thirty (30) days’ notice. All arrangements and agreements with the Persons set forth in Section 2.16(j) of the Company Disclosure Schedule are in writing, true and complete copies of which have heretofore been made available to Parent.

Section 2.17 Real Property; Tangible Personal Property.

(a) Section 2.17(a)(i) of the Company Disclosure Schedule sets forth a complete list of the real property owned by the Company or any of its Subsidiaries (the “Owned Real Property”). Section 2.17(a)(ii) of the Company Disclosure Schedule sets forth a complete list of the Leased Real Property and a description of the terms of each Lease Agreement with respect thereto which has annual aggregate lease payments in excess of $100,000.

(b) Except as would not reasonably be expected to be material to the business of the Company or any of its Subsidiaries:

(i) the Company or one of its Subsidiaries owns good and marketable title to the Owned Real Property, free and clear of all Liens;

(ii) the Company and/or one of its Subsidiaries, as the case may be, has a valid and binding leasehold interest in, and enjoys peaceful possession of, the Leased Real Property;

(iii) each Lease Agreement is valid, binding and enforceable in accordance with its terms;

(iv) the Company and its Subsidiaries hold their respective interests in the leasehold estates in the Leased Real Property free and clear of all Liens;

(v) neither the Company nor any of its Subsidiaries has transferred or assigned any interest in any Lease Agreement, nor has the Company or any of its Subsidiaries subleased or otherwise granted any rights of use or occupancy of any Owned Real Property or Leased Real Property to any Person;

(vi) the Owned Real Property and the Leased Real Property, together with any easements appurtenant thereto or similar rights held by the Company and its Subsidiaries, include all of the material real property necessary and sufficient for the conduct of the business of the Company and its Subsidiaries, as conducted on the date hereof;

(vii) the Owned Real Property and Leased Real Property (including the related improvements that are used in the operations of the business of the Company and each of its Subsidiaries) are in good operating condition and repair, subject to normal wear and tear, are adequate for the uses to which they are being put and have been maintained and serviced in accordance with prudent practice and in compliance with all applicable Legal Requirements;

(viii) to the Knowledge of the Company, (x) there are no existing defaults by any party under any Lease Agreement and (y) no event has occurred that (with the giving of notice, lapse of time or both) would constitute a default by any party under any Lease Agreement; and

(ix) neither the Company nor any of its Subsidiaries is engaged in any negotiation for the reviewing of the rent payable under any Lease Agreement other than in the ordinary course of business consistent with past practice.

(c) The Company and each of its Subsidiaries have good and marketable title to all of their respective material properties and assets, including all the properties and assets reflected on the Interim Balance Sheet or acquired after the Interim Balance Sheet Date, free and clear of all Liens. The property and equipment of the Company and each of its Subsidiaries that are used in the operations of the business of the Company and each of its Subsidiaries are in good operating condition and repair, subject to normal wear and tear, are adequate for the uses to which they are being put and have been maintained and serviced in accordance with prudent practice and in compliance in all material respects with all applicable Legal Requirements. All material properties used in the operations of the Company and each of its Subsidiaries are reflected in the Interim Balance Sheet to the extent GAAP requires the same to be reflected, except for such properties as were acquired after the date thereof. All material real property acquired after the Interim Balance Sheet Date is set forth in Section 2.17(c) of the Company Disclosure Schedule.

Section 2.18 Insurance. Section 2.18(i) of the Company Disclosure Schedule contains a complete list of the policies and Contracts of insurance maintained by the Company and each of its Subsidiaries other than employee benefit plans listed in Section 2.15 of the Company Disclosure Schedule. All such policies and bonds are in full force and effect (other than as of the Closing Date any such policies that expire by their terms after the date hereof and prior to the Closing Date), all premiums due and payable to date under all such policies and bonds have been paid and the Company and each of its Subsidiaries are otherwise in compliance with the terms of such policies and bonds. There is no claim pending under any such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. None of the Company or any of its Subsidiaries has received any notice of cancellation or non-renewal of any such policies or bonds from any of its insurance carriers, nor to the Knowledge of the Company, is the termination of any such policies or bonds threatened. None of the Company or any of its Subsidiaries has received prior to the date of this Agreement any notice from any of its insurance carriers that any insurance premiums will be increased in the future or that any insurance coverage presently provided will not be available to the Company or any of its Subsidiaries in the future on substantially the same terms as now in effect. Except as disclosed in Section 2.18(ii) of the Company Disclosure Schedule, none of such policies or bonds provides for any retrospective premium adjustment, experience-based liability or loss sharing arrangement affecting the Company or any of its Subsidiaries.

Section 2.19 Material Contracts.

(a) Subsections (i) through (xv) of Section 2.19(a) of the Company Disclosure Schedule each contain a complete and accurate listing as of the date hereof of the following Contracts to which the Company or any Subsidiary of the Company is a party, together with all amendments, waivers or other changes thereto:

(i) each Contract which is reasonably likely to involve (A) annual payments by or to the Company or any Subsidiary of the Company of more than $750,000 or (B) aggregate payments by the Company or any Subsidiary of the Company of more than $1,500,000 (or in the case of operational Contracts entered into in the ordinary course of business, $3,000,000);

(ii) all (A) collective bargaining agreements, (B) employment and consulting agreements, independent contractor agreements, severance agreements or change in control agreements and Contracts with any current director, officer, employee or consultant of the Company or any Subsidiary of the Company with an annual salary in excess of $150,000, other than those that are terminable at will by the Company or any Subsidiary of the Company on no more than thirty (30) days notice without liability or financial obligation and (C) any Contract with any Related Party other than the grant of Company Options or Company Restricted Stock;

(iii) all material broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising or marketing Contracts, other than advertising agreements entered into in the ordinary course of business;

(iv) all contracts and agreements relating to any Indebtedness or any Liens upon any properties or assets of the Company or any Subsidiary of the Company as security for such Indebtedness;

(v) all Government Contracts;

(vi) all Contracts that (A) limit the ability of the Company and/or any Subsidiary or affiliate of, or successor to, the Company, or, to the Knowledge of the Company, any executive officer of the Company, to compete in any line of business or with any Person or in any geographic area or during any period of time or to develop, market, sell, distribute or otherwise exploit Company Services or Products, (B) grant exclusive rights of any type or scope or rights of first refusal, rights of first negotiation or similar rights or terms to any Person, (C) require the Company and/or any Subsidiary or affiliate of, or successor to, the Company to use any supplier or third party for all or substantially all of any of its material requirements or need in any respect, (D) limit or purport to limit the ability of the Company and/or any Subsidiary or affiliate of, or successor to, the Company to solicit any customers or clients of the other parties thereto, (E) require the Company and/or any Subsidiary or affiliate of, or successor to, the Company to provide to the other parties thereto “most favored nations” pricing, or (F) require the Company and/or any Subsidiary or affiliate of, or successor to, the Company to market or co-market any products or services of a third party;

(vii) all limited liability company agreements, operating agreements, partnership agreements, contribution agreements or similar Contracts (including letters of intent) relating to the formation, organization, governance, operation, management or control of any such strategic alliance, joint development, joint marketing, joint venture, limited liability company or partnership, including the Hospital Joint Ventures;

(viii) all management, services, option or other Contracts with any Managed Practice or any affiliate thereof or any physician, nurse practitioner or other healthcare professional having an ownership interest in or under contract with, the Company, any Subsidiary thereof or any Managed Practice, including non-competition agreements;

(ix) all provider agreements or similar Contracts with a third party or government payor under which the Company, any of its Subsidiaries or any Hospital Joint Venture is entitled to or seek payment from any private or governmental third party payor, insurer or similar health benefit plan arrangement;

(x) all material powers of attorney and proxies entered into by or granted to the Company or any of its Subsidiaries, whether limited or general, revocable or irrevocable;

(xi) all Contracts entered into by the Company or any of its Subsidiaries and any other Person providing for the acquisition by the Company or such Subsidiary (including by merger, consolidation, acquisition of stock or assets or any other business combination) of any Person or division or unit thereof or any material amount of assets of such other Person, and information identifying the maximum amounts, if any, that are still payable or potentially payable to any other Person under such Contracts pursuant to any post-closing adjustment to the purchase price (including under any “earnout” or other similar provision);

(xii) all confidentiality, non-disclosure and/or standstill agreements entered into by the Company or any of its Subsidiaries (other than in the ordinary course of business, which ordinary course of business agreements includes such agreements with potential and current vendors and customers) except those which have expired by their terms;

(xiii) any agreement of guarantee, support, indemnification (specifically identifying those Contracts involving Intellectual Property Rights that include indemnification provisions), assumption or endorsement, or any similar Contract with respect to the obligations or liabilities (whether accrued, absolute, contingent or otherwise) of any other Person; and

(xiv) all other Contracts entered into by the Company or any Subsidiary of the Company other than in the ordinary course of business, which are material to the Company and its Subsidiaries, the conduct of the business thereof, or the termination or cancellation of which would have or could reasonably be expected to have a Company Material Adverse Effect.

The Contracts required to be listed in subsections (i) through (xiv) of Section 2.19(a) of the Company Disclosure Schedule, together with the Contracts set forth in Sections 2.12(l) and 2.12(m) of the Company Disclosure Schedule, the Lease Agreements and any Material Contracts entered into after the date of this Agreement in accordance with Section 4.2 are referred to herein as “Material Contracts”.

(b) Customers. Section 2.19(b) of the Company Disclosure Schedule sets forth the Company revenues derived from each Managed Practice for each of (i) the years ended December 31, 2007, 2008 and 2009 and (ii) the nine months ended September 30, 2010. Except as set forth in Section 2.19(b) of the Company Disclosure Schedule, none of such Managed Practices has indicated in writing or orally to the Company, any of its Subsidiaries or any Hospital Joint Venture any intent to discontinue or alter in a manner adverse to the Company, any of its Subsidiaries or any Hospital Joint Venture the terms of such Managed Practice’s relationship with the

Company, any of its Subsidiaries or any Hospital Joint Venture or make any claim that the Company, any of its Subsidiaries or any Hospital Joint Venture has breached its obligations to such Managed Practice (and the Company has no Knowledge of any such breach).

(c) No Breach of Material Contracts. All Material Contracts are in written form. The Company and each of its Subsidiaries have each performed in all material respects their respective obligations under and are entitled to all benefits under all Material Contracts. Each of the Material Contracts is in full force and effect, and there exists no default or event of default or event, occurrence, condition or act, with respect to the Company or any of its Subsidiaries or, to the Knowledge of the Company, with respect to the other contracting party, which, with the giving of notice, the lapse of time or the happening of any other event or conditions, would reasonably be expected to become a material default or event of default under the terms of any Material Contract. To the Knowledge of the Company, there are no facts which exist indicating that any Material Contracts may be totally or partially terminated or suspended prior to its expiration by its terms by the other parties thereto. The Company has fulfilled all material obligations required to have been performed by the Company pursuant to each Material Contract. True, correct and complete copies of all Material Contracts have been made available to Parent. Each Contract between the Company or any Subsidiary and a Managed Practice constitutes the valid and binding obligations of the Managed Practice enforceable against the Managed Practice in accordance with its terms.

Section 2.20 Third Party Consents. Section 2.20 of the Company Disclosure Schedule lists all Material Contracts to which the Company or any of its Subsidiaries is a party or by which its properties or assets are bound that entitle any Person to any right of notice, novation, waiver, consent, approval, payment, acceleration, modification or penalty as the case may be, in connection with the announcement or consummation of the transactions contemplated by this Agreement (other than any rights of cancellation under any such Material Contracts that may be canceled without cause by the other party thereto without penalty to such party upon notice of 90 days or less).

Section 2.21 Accounts Receivable. Subject to any reserves set forth in the Interim Balance Sheet, all accounts receivable of the Company and each of its Subsidiaries shown on the Interim Balance Sheet are valid receivables subject to no setoffs or counterclaims, represent and will represent bona fide claims against debtors for sales and other charges, are payable on ordinary trade terms, do not represent obligations for goods sold on consignment, on approval or on a sale-or-return basis or subject to any other repurchase or return arrangement and are not subject to discount except for normal cash and immaterial trade discounts. To the Knowledge of the Company, the amount carried for doubtful accounts and allowances disclosed in the Interim Balance Sheet are sufficient to provide for any losses which may be sustained on realization of the receivables. The amounts carried as reserves for expenses, including, without limitation, all expenses for services rendered and goods purchased, and warranty claims on the Interim Balance Sheets are sufficient for the payment of (i) expenses incurred as of the date of the Interim Balance Sheet and (ii) warranty claims which exist as of the date of the Interim Balance Sheet.

Section 2.22 Bank Accounts. Section 2.22 of the Company Disclosure Schedule identifies all banks, trust companies, securities brokers and other financial institutions at which the Company or any of its Subsidiaries has an account or a safe deposit box or maintains a banking, custodial, trading or other similar relationship, whether or not such accounts are held in the name of the Company.

Section 2.23 Brokers’ and Finders’ Fees. Except for fees and expenses payable to Morgan Stanley & Co., Inc., neither the Company nor any of its Subsidiaries has incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

Section 2.24 Board Approval; Stockholder Votes Required.

(a) The Company Board has unanimously (i) adopted and approved this Agreement, the Ancillary Agreements and the Merger, (ii) determined that the transactions contemplated herein and therein are advisable and in the best interests of the Company Stockholders and on terms that are fair to such Company Stockholders and (iii) resolved to recommend that the Company Stockholders approve this Agreement and the Merger, and none of the aforesaid actions by the Company Board has been amended, rescinded or modified.

(b) The affirmative vote or written consent of the holders of a majority of the outstanding shares of the Company Common Stock adopting this Agreement and approving the transactions described herein is the only vote or written consent of the Company Common Stock necessary to approve this Agreement, the Merger and the other transactions contemplated hereby.

Section 2.25 State Takeover Statutes. The Company Board has taken all actions so that the restrictions in Section 203 of Delaware Law applicable to a “business combination” (as defined in such Section 203), and any other similar federal, state, local or foreign “fair price” or “control share acquisition” statutes, laws or regulations (any such statute, law or regulation, a “Takeover Statute”), will not apply to Parent or Merger Sub with respect to the Merger, including the execution, delivery or performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby.

Section 2.26 Acquisition Proposals. Since September 7, 2010, the Company has not (and no representative of the Company has) (i) solicited, initiated, entertained, encouraged, discussed, accepted or considered any inquiries, offers or proposals from any Person (other than Parent) which constituted, or could reasonably have been expected to lead to an Acquisition Proposal or (ii) negotiated with any Person or entered into any agreement, letter of intent or other document relating to or contemplating, or any agreement in principle with respect to, any Acquisition Proposal.

Section 2.27 Minute Books. The minute books of the Company and each of its Subsidiaries made available to Parent contain a complete and accurate summary of all meetings of directors, committees and stockholders and all actions by written consent since the time of incorporation of the Company or such Subsidiary, as the case may be, through the date of this Agreement, and reflect all transactions and other corporate actions referred to in such minutes accurately in all material respects.

Section 2.28 Representations Complete; Disclosure Information. None of the representations or warranties made by the Company herein or in any Schedule hereto, including the Company Disclosure Schedule, or any certificate furnished by the Company pursuant to this Agreement, when all such documents are read together in their entirety, contains or will contain at the Closing Date any untrue statement of a material fact, or omits or will omit at the Closing Date to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading. The Company has not failed to disclose to Parent herein or in the Company Disclosure Schedule any facts material to the business, results of operations, assets, liabilities, financial condition or prospects of the Company or any of its Subsidiaries to the extent required to be disclosed by the applicable representations and warranties.

Section 2.29 No Additional Representation or Warranties. Except as provided in this ARTICLE II (including the related Company Disclosure Schedules hereto), the Ancillary Agreements and any certificate or letter of transmittal delivered pursuant to this Agreement, neither the Company nor any of its Affiliates, nor any of their respective directors, officers, employees, stockholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to Parent or Merger Sub or their Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to Parent or Merger Sub or their Affiliates.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to the Company as follows:

Section 3.1 Organization, Standing and Power. Parent is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the state of Delaware. Each of Parent and Merger Sub has the corporate power to own its properties and to carry on its business as now being conducted and is duly qualified to do business and, in jurisdictions where such concept is recognized, is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would have a material adverse effect on the ability of Parent and Merger Sub to consummate the transactions contemplated by this Agreement. Parent and Merger Sub are not in violation of any of the provisions of their respective articles of incorporation, certificate of incorporation or bylaws, except as would not have a material adverse effect on the ability of Parent and Merger Sub to consummate the transactions contemplated by this Agreement.

Section 3.2 Authority. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Ancillary Agreements to which Parent or Merger Sub is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Parent or Merger Sub, as the case may be, and no other corporate action on the part of Parent or Merger Sub is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby. This Agreement and each Ancillary Agreement to which Parent or Merger Sub is a party have been duly executed and delivered by Parent or Merger Sub, as the case may be, and constitute the valid and binding obligations of Parent or Merger Sub enforceable against Parent or Merger Sub in accordance with their terms, except to the extent that enforceability may be limited by the effect, if any, of (i) any applicable bankruptcy, reorganization, insolvency, moratorium or other Legal Requirements affecting the enforcement of creditors’ rights generally, and (ii) general principles of equity, regardless of whether such enforceability is considered in a proceeding at law or in equity. Neither the execution and delivery by Parent or Merger Sub of this Agreement or any Ancillary Agreement to which it is a party, nor the consummation of the transactions contemplated hereby and thereby will conflict with, or result in any breach or violation of, or default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation or obligation or loss of any benefit under (i) any provision of the articles of incorporation, certificate of incorporation or bylaws of Parent or Merger Sub, or (ii) any Legal Requirement applicable to either Parent or Merger Sub or any of their respective properties or assets, except, in the case of clause (iii) above, any such conflicts, breaches, violations, defaults, rights or losses, which would not, individually or in the aggregate, prevent or materially and adversely delay the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement. Except for (i) the filing and recordation of the Certificate of Merger and the related certificate of incorporation of the Surviving Corporation in accordance with the requirements of Delaware Law and (ii) such filings as may be required under the HSR Act and any applicable foreign antitrust law, no notice to, filing with, and no permit, authorization, consent or approval of, any Governmental Authority, or any private third party is necessary for the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement.

Section 3.3 Interim Operations of Merger Sub. Merger Sub was formed by Parent solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement. Merger Sub has no liabilities and, except for a subscription agreement pursuant to which all of its authorized capital stock was issued to Parent, is not a party to any agreement other than this Agreement, the agreements contemplated herein and agreements with respect to the appointment of registered agents and similar matters.

Section 3.4 Litigation. There is no private or governmental action, lawsuit or other legal proceeding pending (or, to the knowledge of Parent, being threatened) against Parent or its Subsidiaries or any of their respective properties or any of their respective officers or directors (in their capacities as such) that would reasonably be expected to prevent or materially and adversely delay the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement.

Section 3.5 Brokers’ and Finders’ Fees. Parent has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with this Agreement or the transactions contemplated hereby for which the Company or any Company Holder shall have any liability.

Section 3.6 Available Funds. Parent will have at the Effective Time sufficient cash resources to enable it to pay the Purchase Price pursuant to this Agreement.

Section 3.7 No Outside Reliance. Notwithstanding anything contained in this Agreement, each of Parent and Merger Sub acknowledge and agree that neither the Company nor any of its Affiliates, agents or representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given in ARTICLE II, the Ancillary Agreements and any certificate or letter of transmittal delivered pursuant to this Agreement, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or any of its Subsidiaries.

ARTICLE IV

CONDUCT PRIOR TO THE CLOSING DATE

Section 4.1 Conduct of Business of the Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, the Company shall and shall cause each of its Subsidiaries to (except to the extent expressly contemplated by this Agreement or as consented to in writing by Parent, which consent shall not be unreasonably withheld, conditioned or delayed) (i) carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, (ii) pay its debts and Taxes when due subject to good faith disputes over such debts or Taxes for which adequate reserves have been established in accordance with GAAP, to pay or perform other obligations when due subject to good faith disputes over whether payment or performance is owing, (iii) maintain its cash management practices and its policies, practices and procedures with respect to collection of accounts receivables, establishment of reserves for uncollectible accounts, accrual of accounts receivable, inventory control, prepayment of expenses, payment of accounts payable, accrual of other expenses, deferral of revenue, and acceptance of customer deposits in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and (iv) to use all reasonable efforts consistent with past practice and policies to (x) preserve substantially intact its present business organization, keep available the services of its present officers and Key Employees and preserve its relationships with customers and suppliers and others having material business dealings with it, to the end that its goodwill and ongoing businesses shall not be substantially impaired at the Effective Time, (y) maintain all of its material assets in their current condition, ordinary wear and tear excepted and, in the event of any damages to or destruction of any of the assets prior to the Closing Date, promptly replace, repair or restore such assets and (z) conduct its business in material compliance with all applicable Legal Requirements. The Company and each of its Subsidiaries shall retain all books, records, and documents necessary for the preparation of Tax Returns and Audits. The Company shall promptly notify Parent of any event which could have a Company Material Adverse Effect.

Section 4.2 Restriction on Conduct of Business of the Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, except to the extent expressly contemplated by this Agreement or as set forth in Section 4.2 of the Company Disclosure Schedule, without the prior written consent of Parent (which consent shall not be unreasonably withheld with respect to the actions set forth in Sections 4.2(e), (g), (h) and (i)), the Company shall not do or cause, and shall not permit any of its Subsidiaries to do or cause, any of the following:

(a) Charter Documents. Cause any amendments to the Company Certificate of Incorporation or the Company Bylaws or the charter documents of any of its Subsidiaries or alter (through merger, liquidation, reorganization, restructuring or any other fashion) the corporate structure or ownership of the Company or any of its Subsidiaries;

(b) Dividends; Changes in Capital Stock. Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any Company Common Stock or the capital stock of any of its Subsidiaries (other than any dividends or other distributions paid solely to the Company or solely to any of its wholly owned Subsidiaries), or split, combine or reclassify any Company Common Stock or the capital stock of any of its Subsidiaries or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of Company Common Stock or the capital stock of any of its Subsidiaries, or repurchase or otherwise acquire, directly or indirectly, any shares of Company Common Stock or the capital stock of any of its Subsidiaries;

(c) Material Contracts.

(i) Enter into any Material Contract of the type described in Sections 2.19(a)(v), (vi), (vii), (xii), (xiii) and (xiv) or any new comprehensive services agreement,

(ii) enter into any other Material Contract other than in the ordinary course of business consistent with past practice (unless otherwise prohibited by this Section 4.2),

(iii) violate, amend, modify or terminate any Material Contract or waive any rights under any Material Contract other than in the ordinary course of business consistent with past practice, which if so violated, amended, modified, terminated or waived, would reasonably be expected to (A) adversely affect the Company or any of its Subsidiaries in any material respect, (B) impair in any material respect the ability of the Company to perform its obligations under this Agreement, or (C) prevent or materially alter or delay the Company’s ability to consummate the Merger or

(iv) enter into or violate, amend, terminate or otherwise modify or waive any of the material terms of any Contract which if so entered into, modified, amended or terminated could reasonably be expected to have a Company Material Adverse Effect;

(d) Issuance of Securities. Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any Company Common Stock or the capital stock of any of its Subsidiaries or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such securities or other convertible securities, other than the issuance of Company Common Stock pursuant to the exercise of Company Options or the vesting of Company Restricted Stock, in either case outstanding as of the date of this Agreement;

(e) Intellectual Property. (i) Transfer to any Person or entity any rights to Company Intellectual Property other than pursuant to non-exclusive license arrangements in the ordinary course of business consistent with past practice, (ii) abandon, permit to lapse or otherwise dispose of any Company Intellectual Property, (iii) make any material change in any Company Intellectual Property, or (iv) enter into any Contract with respect to or otherwise binding upon any Company Intellectual Property or Intellectual Property Rights of Parent or any of its affiliates, other than the Company and any of its Subsidiaries;

(f) Indebtedness. Incur, repay or modify any Indebtedness, guarantee any such Indebtedness, issue or sell any debt securities or guarantee any debt securities of others (other than ordinary course working capital borrowings pursuant to agreements of the Company and its Subsidiaries in effect on the date of this Agreement);

(g) Leases. Terminate, amend or enter into any lease with respect to real or personal property, other than in the ordinary course of business consistent with past practice;

(h) Capital Expenditures. Make any capital expenditures, except for any capital expenditures or series of related capital expenditures which, together with all other capital expenditures made after the date hereof, collectively, is less than $1,000,000 and except for specific capital expenditures in the amounts set forth in the Company’s 2010 budget as made available to Parent prior to the date of this Agreement;

(i) Insurance. Fail to keep in full force and effect the Company’s or any of its Subsidiaries’ current insurance policies or other comparable insurance affecting the business of the Company or any of its Subsidiaries, or reduce the amount of any insurance coverage provided by existing insurance policies except with respect to insurance policies that will expire and be replaced in the ordinary course of business consistent with past practice;

(j) Employees; Employee Benefit Plans; New Hires; Pay Increases. (i) Adopt any new plan, program or agreement that provides compensation or benefits to any current or former employee, consultant or director; (ii) amend, fund or accelerate payment under any Company Employee Plan; (iii) hire any new employee, other than hires in the ordinary course of business consistent with past practice with a base salary of $125,000 or less; (iv) pay or enter into any agreement, or otherwise promise, to pay any bonus, change in control, severance, retention or special remuneration to any current or former employee, consultant or director or increase the salaries, wage rates or other benefits of any of its current or former employees, consultants or directors, except (A) payments made pursuant to standard written binding agreements outstanding on the date hereof and heretofore delivered to Parent and (B) the payment of bonuses in the ordinary course of business consistent with past practice to employees with a base salary of $125,000 or less; (v) enter into collective bargaining agreement, trade union agreement or similar agreement or arrangement under which any employee or consultant would be subject or would otherwise receive any benefit; (vi) forgive any loans to any current or former employee, consultant or director; or (vii) engage any contractor who is a natural person other than pursuant to a contract terminable by the Company or any of its Subsidiaries on no more than thirty (30) days’ notice without liability or financial obligation.

(k) Termination of Employees. Terminate any of the Company’s or any of its Subsidiaries’ employees other than in the ordinary course of business consistent with past practice or for cause or engage in any employee layoffs or plant closures;

(l) Litigation. Initiate or settle any claims, litigation, arbitration or other proceeding (i) involving potential payments by or to the Company or any of its Subsidiaries of more than $1,000,000 in the aggregate, (ii) that admit liability or consent to non-monetary relief, or (iii) that otherwise are or could reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole;

(m) Acquisitions. (i) Merge or consolidate with, or acquire any interest in, any Person or division or unit thereof, (ii) acquire or agree to acquire any material assets, except for acquisitions of inventory, equipment and raw materials in the ordinary course of business consistent with past practice, or (iii) make any loan, advance or capital contribution to, or otherwise make any investment in, any Person, other than loans or advances to, or investments in, wholly-owned Subsidiaries of the Company and the Managed Practices existing on the date of this Agreement in the ordinary course of business consistent with past practice and any loans or advances of business expenses to employees in the ordinary course of business consistent with past practice;

(n) Dispositions. Sell, lease, license, encumber or otherwise dispose of, or subject to any Lien, any of its assets, other than (i) sales of inventory in the ordinary course of business consistent with past practice, (ii) other dispositions in the ordinary course of business so long as the aggregate value of all assets so disposed does not exceed $1,000,000, and (iii) Liens securing Indebtedness pursuant to agreements of the Company and its Subsidiaries in effect on the date of this Agreement;

(o) Taxes. Make, revoke or change any election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any amendment to a Tax Return, enter into any closing agreement, settle or compromise any claim or assessment in respect of Taxes, prepay any Taxes in advance of the required payment date, or consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of Taxes;

(p) Accounting Policies and Procedures; Revaluation. Except as required by GAAP, revalue any material assets, including writing down the value of inventory or writing off notes or accounts receivable or make any material change to its accounting methods, principles, policies, procedures or practices;

(q) Accounts Payable. Take any action reasonably likely to delay the payment on accounts payable to suppliers, vendors or others;

(r) Bankruptcy. File a petition in bankruptcy, make an assignment for the benefit of creditors or file a petition seeking reorganization or arrangement or other action under federal or state bankruptcy laws;

(s) New Line of Business. Enter into any new line of business;

(t) Certain Actions. Knowingly or intentionally take any action that results or is reasonably likely to result in any of the representations or warranties of the Company hereunder being untrue in any material respect;

(u) Other. Agree in writing or otherwise to take any of the actions described in Sections 4.2(a) through (t) above.

Section 4.3 Solicitation.

(a) No Solicitation. Until the earlier of the Effective Time or the termination of this Agreement, the Company shall not, and shall not authorize or permit any of its Subsidiaries or any of its or their respective officers, directors, employees or other agents to, directly or indirectly (i) initiate, solicit, facilitate or encourage (including, without limitation, by way of furnishing information), or take any action to facilitate any inquiry or the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Acquisition Proposal, (ii) propose, enter into or participate in negotiations or discussions with, or provide any information or data to, any person (other than Parent, Merger Sub or any of their respective affiliates or representatives) relating to any Acquisition Proposal, (iii) make or authorize any statement, recommendation or solicitation in support of, or approve, any Acquisition Proposal or (iv) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Acquisition Proposal. Upon execution of this Agreement, the Company shall, and shall cause each of its Subsidiaries and their respective officers, directors, employees or other agents to, immediately cease any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal.

(b) Notification. The Company will promptly notify Parent after receipt of any Acquisition Proposal, any notice that any Person is considering making an Acquisition Proposal or any request for information relating to the Company or for access to the properties, books or records of the Company by any Person that has advised the Company that it may be considering making, or that has made, an Acquisition Proposal. The Company will keep Parent timely informed in all material respects of the status and details of any such Acquisition Proposal, notice or request and all correspondence or communications related thereto and shall provide Parent with a true and complete copy of such Acquisition Proposal, notice or request or correspondence or communications related thereto, if it is in writing, or a written summary thereof (which shall include the identity of the person considering or proposing such Acquisition Proposal and the material terms thereof), if it is not in writing. The Company shall not provide any information concerning the Company to any party making or considering making an Acquisition Proposal. Neither the Company Board nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or Merger Sub, the approval or recommendation by the Company Board or any such committee of this Agreement or the Merger, (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal or (iii) enter into any agreement with respect to any Acquisition Proposal.

Section 4.4 Notice to Stockholders.

(a) The Company will prepare an information statement in form and substance acceptable to Parent (the “Information Statement”) relating to this Agreement, the Merger and the transactions contemplated hereby. The Company shall ensure that the Information Statement (i) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading and (ii) complies with applicable Legal Requirements. The Information Statement shall include the unanimous recommendation of the Company Board in favor of this Agreement and the Merger and the conclusion of the Company Board that the transactions contemplated hereby are advisable and in the best interests of the Company Stockholders.

(b) As soon as practicable after the date hereof, and in no case later than the tenth (10th) Business Day after the date hereof, the Company shall deliver (in any manner permitted by applicable Legal Requirements) to each Company Stockholder the Information Statement and notice of receipt of the Required Vote, together with the notice of dissenters’ rights required pursuant to Delaware Law to Company Stockholders who may elect dissenters’ rights under such law. Thereafter, subject to Section 1.8(c), the Company shall deliver by any manner permitted by Delaware Law any subsequent notice required to be delivered with respect to Dissenting Shares pursuant to Delaware Law.

ARTICLE V

ADDITIONAL AGREEMENTS

Section 5.1 Access to Information; Notification of Certain Matters.

(a) The Company shall afford Parent and its accountants, counsel and other representatives reasonable access during normal business hours during the period prior to the Closing, upon reasonable notice to the Company and subject to supervision by the Company or its agents, to (i) all of the properties, books, Tax Returns, Contracts, commitments and records, patent application files and appropriate personnel of the Company and its Subsidiaries and (ii) all other information concerning the business of the Company and its Subsidiaries, their respective properties and personnel as Parent may reasonably request; provided, however, that the Company shall not be required to provide access to any information or documents that would, in the reasonable judgment of the Company, (x) breach any agreement with any third party entered into prior to the date hereof in any material way or (y) otherwise materially violate any applicable Legal Requirement (with respect to each of clauses (x) and (y) above, it being agreed that the Company shall give notice to Parent of the fact that it is withholding such information or documents and that thereafter the Company and Parent shall use their respective reasonable best efforts to cause such information to be provided in a manner that would not reasonably be expected to cause such a breach or violation).

(b) Subject to compliance with applicable Legal Requirements, from the date hereof until Closing, to the extent reasonably requested by Parent, the Company shall confer with one or more representatives of Parent to report material operational matters and the general status of ongoing operations.

(c) No information or knowledge obtained in any investigation pursuant to this Section 5.1 shall affect or be deemed to modify any representation or warranty contained in this Agreement or the conditions to the obligations of the parties to consummate the transactions contemplated hereby.

(d) The Company, on the one hand, and Parent, on the other hand, shall give prompt notice to the other upon learning of (i) the occurrence or non-occurrence of any event whose occurrence or non-occurrence, as the case may be, has caused or would reasonably be likely to cause either (A) any representation or warranty of the Company or Parent, as applicable, contained in this Agreement to be untrue or inaccurate in any material respect at the date hereof or at the Closing (except to the extent it refers to a specific date) or (B) any condition set forth in ARTICLE VI to be unsatisfied at the Closing Date and (ii) any material failure of the Company or Parent, as applicable, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder or under any Ancillary Agreement; provided, however, that the delivery of any notice pursuant to this Section 5.1(d) shall not limit the remedies available hereunder to the party receiving such notice or the representations or warranties of the parties hereto or the conditions to the obligations of the parties hereto.

(e) As soon as such information becomes available, and in any event not later than thirty (30) days after the end of each fiscal month and fiscal quarter, the Company shall provide to Parent an unaudited balance sheet as of the end of such period and the related statements of results of operations and statements of cash flows for such period together with a list of the ages and amounts of all accounts and notes due and uncollected as of the end of such month consistent with the form provided to Parent during its due diligence. Notwithstanding the foregoing, the Company agrees to provide to Parent and its accountants, counsel and other representatives copies of the Company’s internal financial statements promptly upon request.

(f) As soon as possible after the date of this Agreement, but in no case more than five (5) calendar days following the date of this Agreement, the Company shall deliver to Parent (i) a true and complete list of all employees (including temporary, contingent and joint-employees) of the Company and each of its Subsidiaries with a base salary in excess of $125,000 and designate each person’s name, title, employing entity, work location, overtime classification, accrued time off balance, current salary and whether the person is not fully available to perform work because of disability or other approved leave and (ii) a true and complete list of persons holding shares of Company Restricted Stock with respect to which a timely election under Code Section 83(b) has not properly been filed, and the number of shares held by each such Person.

Section 5.2 Confidentiality. The parties hereto acknowledge that Parent and the Company have previously executed a Mutual Non-Disclosure Agreement dated July 22, 2010, as amended and supplemented by the Addendum dated as of September 24, 2010 (the “Confidentiality Agreement”), which Confidentiality Agreement shall continue in full force and effect, except to the extent otherwise provided in Section 5.3 or as required to comply with the terms of this Agreement and shall terminate upon the earlier of the date set forth in the Confidentiality Agreement and the Effective Time. In addition, the parties hereto agree that the terms and conditions of the transactions contemplated hereby, and information exchanged in connection with the execution hereof and the consummation of the transactions contemplated hereby, shall be subject to the Confidentiality Agreement.

Section 5.3 Public Disclosure. Following the execution of this Agreement, Parent and the Company shall issue a press release announcing such execution, the content and timing of such press release to be mutually agreed upon by Parent and the Company. Prior to the Closing, neither Parent nor the Company shall issue any additional press release or make any public statement or disclosure regarding the terms of this Agreement, the Ancillary Agreements or the transactions contemplated hereby and thereby without the prior written approval of the other party (which approval shall not be unreasonably withheld), except as may be required by applicable Legal Requirements, in which case the party proposing to issue such press release or make such public statement or disclosure shall use commercially reasonable efforts to consult in good faith with the other party before issuing such press release or making any such public statement or disclosure.

Section 5.4 Consents; Cooperation.

(a) Regulatory Filings. Each of Parent, Merger Sub and the Company shall coordinate and cooperate with one another and shall each use all reasonable efforts to comply with, and shall each refrain from taking any action that would impede compliance with, or delay satisfaction of, all Legal Requirements, and as promptly as practicable after the date hereof, each of Parent, Merger Sub and the Company shall make all filings, notices, petitions, statements, registrations, submissions of information, application or submission of other documents required by any Governmental Authority in connection with the Merger and the transactions contemplated hereby, including, without limitation: (i) Notification and Report Forms with the United States Federal Trade Commission (“FTC”) and the Antitrust Division of the United States Department of Justice (“DOJ”) as required by the HSR Act and responses to requests for additional information and documentary material from the FTC and the DOJ, which shall be made within three (3) Business Days after the date of this Agreement, (ii) filings under any other comparable pre-merger notification forms reasonably determined by Parent and the Company to be required by the merger notification or control laws of any applicable jurisdiction, as agreed by the parties hereto and (iii) any filings required under the Securities Act, the Exchange Act, any applicable state or securities or “blue sky” laws and the securities laws of any foreign country, or any other Legal Requirement relating to the Merger. Each of Parent, Merger Sub and the Company will cause all documents that it is responsible for filing with any Governmental Authority under this Section 5.4(a) to comply in all material respects with all applicable Legal Requirements. Parent, Merger Sub and the Company each shall promptly supply the other with any information that may be required in order to effectuate any filings or application pursuant to this Section 5.4(a). The Company and Parent shall, to the extent permitted by applicable Legal Requirements, promptly provide the other with copies of all filings made by such party or any of its Subsidiaries with any Governmental Entity in connection with this Agreement, the Merger and the transactions contemplated hereby, other than the portions of such filings that include confidential information not directly related to the transactions contemplated hereby.

(b) Notification. Each of Parent, Merger Sub and the Company will notify the other promptly upon the receipt of (i) any comments or communications from any officials of any Governmental Authority in connection with any filings made pursuant hereto and (ii) any request by any officials of any Governmental Authority for amendments or supplements to any filings made pursuant to, or information provided to comply in all material respects with, any Legal Requirements. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to Section 5.4(a), Parent, Merger Sub or the Company, as the case may be, will promptly inform the other of such occurrence and cooperate in filing with the applicable Governmental Authority such amendment or supplement.

(c) Commercially Reasonable Efforts. Subject to the express provisions of Section 5.3 and Section 5.4 hereof and upon the terms and subject to the conditions set forth herein, each of the parties agrees to use all commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including the following: (i) the taking of all commercially reasonable acts necessary to cause the conditions precedent set forth in ARTICLE VI to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations, submissions and filings (including registrations, declarations, filings and submissions of responses to requests for additional information and documentary material with Governmental Entities, if any) and the taking of all commercially reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Authority, (iii) the obtaining of all necessary consents, approvals or waivers from third parties, (iv) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby and (v) the execution or delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement; provided, however, that in no event shall this Section 5.4(c) require Parent to take any action that is reasonably expected to materially and adversely affect Parent or its affiliates following the consummation of the Merger. For purposes of subsection (iii) hereof, in connection with seeking such consents, waivers and approvals, the Company shall keep Parent informed of all material developments and shall, at Parent’s request, include Parent in any discussions or communications with any parties whose consent, waiver or approval is sought hereunder. Such consents, waivers and approvals under subsection (iii) hereof shall be in a form reasonably acceptable to Parent, and with respect to the consents, waivers and approvals required pursuant to Section 6.3(c), Parent shall have reasonable discretion to determine the form thereof. In the event the Merger does not close for any reason, Parent shall not have any liability to the Company, the Company Holders or any other Person for any costs, claims, liabilities or damages resulting from the Company seeking to obtain such consents, waivers and approvals under subsection (iii) hereof.

(d) Financing Cooperation. In furtherance of the foregoing but without limiting the generality of Section 5.4(c), the Company shall, and shall cause its Subsidiaries and their respective officers, directors, employees and agents to, reasonably cooperate with Parent in connection with obtaining any financing Parent deems necessary to consummate the transactions contemplated hereby (the “Financing”), including by (i) providing direct contact between prospective lenders and the officers and directors of the Company and its Subsidiaries, (ii) providing assistance in preparation of confidential information memoranda, prospectuses and other materials to be used in connection with the Financing, (iii) providing assistance in the preparation for, and participating in, meetings, due diligence sessions, road shows and similar presentations to and with, among others, prospective lenders, investors and rating agencies, (iv) providing any financial information necessary for the satisfaction of the obligations and conditions set forth in any commitment letters or similar agreements and (v) undertaking such other actions, all as Parent may reasonably request in connection with the Financing. Notwithstanding the foregoing, the Company shall have no obligation hereunder to execute any binding commitment or obligation in connection with Parent’s efforts to obtain any financing.

(e) No Divestiture. Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall be deemed to require Parent or any Subsidiary or affiliate thereof to agree to any Action of Divestiture. The Company shall not, without the prior written consent of Parent, take or agree to take any Action of Divestiture. For purposes of this Agreement, an “Action of Divestiture” means (i) any license, sale or other disposition or holding separate (through establishment of a trust or otherwise) of any shares of capital stock or of any business, assets or properties of Parent, its Subsidiaries or affiliates, or the Company or any of its Subsidiaries, (ii) the imposition of any limitation on the ability of Parent, its Subsidiaries or affiliates, or the Company or any of its Subsidiaries to conduct their respective businesses or own any capital stock or assets or to acquire, hold or exercise full rights of ownership of their respective businesses and, in the case of Parent, the businesses of the Company and each of its Subsidiaries, or (iii) the imposition of any impediment on Parent, its Subsidiaries or affiliates, or the Company or any of its Subsidiaries under any statute, rule, regulation, executive order, decree, order or other legal restraint governing competition, monopolies or restrictive trade practices.

(f) Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 5.5 FIRPTA Certificate. The Company shall, on or prior to the Closing Date, provide Parent with a properly executed Foreign Investment and Real Property Tax Act of 1980 notification letter (the “FIRPTA Certificate”), substantially in the form of Exhibit B attached hereto, which states that shares of capital stock of the Company do not constitute “United States real property interests” under Section 897(c) of the Code, for purposes of satisfying Parent’s obligations under Treasury Regulation Section 1.1445-2(c)(3). In addition, simultaneously with delivery of such FIRPTA Certificate, the Company shall have provided to Parent, as agent for the Company, a form of notice to the IRS in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2) and in the customary form along with written authorization for Parent to deliver such notice form to the IRS on behalf of the Company upon the Closing of the Merger, all in substantially the form of Exhibit C attached hereto.

Section 5.6 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, the Surviving Corporation shall: (i) indemnify and hold harmless each individual who served as a director or officer of the Company or any of its Subsidiaries prior to the Effective Time (collectively, the “Indemnified Parties”) to the extent provided for under the terms and conditions of the Company Certificate of Incorporation or the Company Bylaws (each as in effect as of the date hereof), in connection with any Claim (as defined below) and any judgments, damages, losses, claims, liabilities, fines (including excise taxes), penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such judgments, damages, losses, claims, liabilities, fines, penalties or amounts paid in settlement) resulting therefrom. The indemnification obligations of the Surviving Corporation pursuant to this Section 5.6(a) shall extend to acts or omissions occurring at or before the Effective Time and any Claim relating thereto (including with respect to any acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby and any Claim relating thereto) and all rights to indemnification conferred hereunder shall continue as to an individual who has ceased to be a director or officer of the Company or any of its Subsidiaries prior to the Effective Time and shall inure to the benefit of such individual’s heirs, executors and personal and legal representatives. As used in this Section 5.6(a), the term “Claim” means any threatened, asserted, pending or completed claim, action, suit or proceeding, or any inquiry or investigation, whether instituted by the Company, any Governmental Authority or any other party, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism, arising out of or pertaining to matters that relate to such Indemnified Party’s duties or service as a director, officer, trustee, employee, agent, or fiduciary of the Company, any of its Subsidiaries, any employee benefit plan maintained by any of the foregoing at or prior to the Effective Time and any other Person at the request the Company or any of its Subsidiaries.

(b) From and after the Effective Time, the Surviving Corporation shall keep in full force and effect, and comply with the terms and conditions of, any agreement in effect as of the date of this Agreement between or among the Company or any of its Subsidiaries and any Indemnified Party and listed in Section 2.19 of the Company Disclosure Schedule providing for the indemnification of such Indemnified Party.

(c) If the Surviving Corporation or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Parent and the Surviving Corporation, assume all of the obligations of the Surviving Corporation set forth in this Section 5.6.

(d) From and after the Effective Time, the Surviving Corporation, together with any insurance policies held by the Surviving Corporation or any of its Subsidiaries on behalf of the Company, any of its Subsidiaries or any of their respective directors and officers, shall be the indemnitor of first resort with respect to any Claim, responsible for all indemnification and advancement of expenses contemplated by this Section 5.6 without regard to any right to indemnification or advancement of expenses that any Indemnified Party may have from any direct or indirect stockholder of the Company (or any affiliate of such stockholder), and without right to seek subrogation, indemnity or contribution.

(e) The provisions of this Section 5.6 shall survive the consummation of the Merger for a period of six (6) years and (i) are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. The obligations of Parent or the Surviving Corporation under this Section 5.6 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party under this Section 5.6 without the consent of such affected Indemnified Party.

(f) Notwithstanding anything to the contrary set forth herein, the Company may, prior to or in connection with the Closing, purchase a “tail” policy under the Company’s existing directors’ and officers’ insurance policy (the “Tail Policy”), with the cost of such Tail Policy, to the extent unpaid as of the Closing, included in the Company Transaction Expenses.

Section 5.7 Takeover Statutes. If any Takeover Statute is or may become applicable to the transactions contemplated hereby, the Company Board shall grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate the effects of any Takeover Statute on any of the transactions contemplated hereby.

Section 5.8 Tax Matters. The following provisions shall govern the allocation of responsibility as among Parent and the Stockholders’ Agent for certain Tax matters:

(a) Pre-Closing Tax Period and Straddle Period Tax Returns. Parent shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company and its Subsidiaries for any taxable year or period that ends on or before the Closing Date that are due (including extensions) after the Closing Date and for any Straddle Period in a manner that is consistent with the past practices, procedures and accounting methods of the Company and its Subsidiaries except to the extent such past practices, procedures and accounting methods are determined not to be permissible under the applicable Legal Requirements. Parent shall (A) submit such Tax Returns to the Stockholders’ Agent for review and comment at least twenty (20) days prior to their filing and (B) make any timely comments requested by the Stockholders’ Agent in good faith, provided such comments are (i) consistent with past practice and applicable Legal Requirements, and (ii) could not reasonably be expected to materially adversely impact the Company, any of its Subsidiaries or Parent (or any Affiliate) in any taxable year or period beginning after the Closing Date. Parent shall receive a disbursement from the Escrow Fund, at least five (5) days before the due date of the applicable Tax Return, in an amount equal to the Taxes shown as due and payable on such Tax Return to the extent such Taxes are due with respect to the Tax liability of the Company or any of its Subsidiaries for taxable years ending on or before the Closing Date and the portion of any Straddle Period ending on (and including) the Closing Date. In the event that Parent and the Stockholders’ Agent are unable to agree on any position(s) taken on any Tax Return described in this Section 5.8(a) prior to the due date for filing such Tax Return, Parent and the Stockholders’ Agent shall promptly submit such Tax Return to the Tax Arbitrator for resolution in accordance with the procedures described in Section 5.8(d); provided, however, that if the Tax Arbitrator is unable to resolve such dispute prior to the filing of such Tax Return, Parent shall be entitled to receive a disbursement from the Escrow Fund or, if after the release date of the Escrow Fund, payment from the Indemnifying Persons in accordance with this Section 5.8(a) and ARTICLE VIII for the amount of Taxes for taxable periods ending on or before the Closing Date and the portion of any Straddle Period ending on (and including) the Closing Date shown as due and payable on the Tax Return originally submitted to the Stockholders’ Agent by Parent; provided further, however, that if the Tax Arbitrator resolves such dispute in favor of the Stockholders’ Agent, Parent shall prepare and file an amended Tax Return reflecting the position of the Tax Arbitrator with respect to the disputed item or items and, within five (5) days of receipt of any refund or credit of Taxes attributable to such disputed item or items, pay to the Escrow Fund or, if after the release date of the Escrow Fund, the Indemnifying Persons, the amount of such refund or credit plus any interest received with respect thereto from the applicable Governmental Authority (net of any Taxes imposed on such refund amount, including interest). In the event that any such Tax refund is subsequently reduced as a result of any adjustment required by any Governmental Authority, Parent shall be entitled to receive a disbursement from the Escrow Fund or payment from the Indemnifying Persons in accordance with this Section 5.8(a) for the amount of such reduction. Taxes shall be apportioned as provided in Section 5.8(c).

(b) Tax Contests. After the Closing Date, Parent shall notify the Stockholders’ Agent within ten (10) days of the commencement of any notice of Tax deficiency, proposed Tax adjustment, Tax assessment, Tax audit, Tax examination or other administrative or court proceeding, suit, dispute or other claim with respect to Taxes (a “Tax Claim”) affecting the Taxes of or with respect to the Company or any of its Subsidiaries that, if determined adversely to the taxpayer or after the lapse of time would be grounds for a claim for indemnity pursuant to Section 8.2(a) hereof; provided, however, that a failure by Parent to provide notice of a Tax Claim within such ten (10) day period shall not entitle the Indemnifying Persons to reduce the amount of the liability required to be paid pursuant to the Tax Indemnity under Section 8.2(a) unless such failure results in a material detriment to the Indemnifying Persons, in which case the amount the Indemnifying Persons are required to pay with respect to such liability shall only be reduced by the amount of such detriment. Thereafter, Parent shall deliver to the Stockholders’ Agent, as promptly as possible but in no event later than ten (10) days after Parent’s receipt thereof, copies of all relevant notices and documents (including court papers) received by Parent. In the case of any Tax Claim relating to any Tax period ending on or before the Closing Date that, if determined adversely to the Company or any of its Subsidiaries would be grounds for a claim for indemnity pursuant to Section 8.2(a) hereof, the Stockholders’ Agent (at its sole cost and expense) shall have the right to control the conduct of such Tax Claim and shall have the right to settle such Tax Claim; provided, however, (i) that Parent may fully participate in the dispute of such Tax Claim, (ii) the Stockholders’ Agent shall not settle, compromise or dispose of any Tax Claim in a manner that could reasonably be expected to adversely affect the Company, any of its Subsidiaries, Parent or its affiliates after the Closing Date, (iii) the Stockholders’ Agent shall keep Parent timely informed with respect to the commencement, status and nature of any such Tax Claim and (iv) the Stockholders’ Agent shall not settle, compromise or dispose of any Tax Claim without the consent of the Parent, which consent shall not be unreasonably withheld. In the case of any Tax Claim relating to the Taxes of any Straddle Period, Parent and the Stockholders’ Agent may each participate, at their own expense, in the audit or proceeding, and the audit or proceeding shall be controlled by Parent or the Stockholders’ Agent, whichever would bear the burden of the greatest portion of the adjustment; provided, however, that the party controlling the Straddle Period Tax Claim (i) shall not settle such audit or proceeding without the consent of the other party, which consent shall not be unreasonably withheld and (ii) shall keep the other party timely informed with respect to the commencement, status and nature of any such Tax Claim.

(c) Where it is necessary for purposes of this Agreement to apportion the Taxes of the Company or any of its Subsidiaries or with respect to the assets of the Company or any of its Subsidiaries for a Straddle Period, such liability shall be apportioned between the period deemed to end at the close of the Closing Date, and the period deemed to begin at the beginning of the day following the Closing Date on the basis of an interim closing of the books, except that Taxes (such as real or personal property Taxes) imposed on a periodic basis shall be allocated on a daily basis.

(d) Cooperation. Parent and the Stockholders’ Agent shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns and any audit, examination, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding. Each of Parent and the Stockholders’ Agent agrees, upon request, to use its reasonable best efforts to obtain any certificate or other document from any Tax Authority as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereunder).

(e) Dispute Resolution. Any dispute, controversy, or claim between Parent, on the one hand, and the Stockholders’ Agent, on the other hand, arising out of or relating to the provisions of this Agreement that relates to Taxes or any Tax Returns that cannot be resolved by negotiations between Parent and the Stockholders’ Agent shall be submitted to a senior tax partner in a mutually agreeable nationally recognized accounting firm for resolution (“Tax Arbitrator”). Parent and Stockholders’ Agent shall instruct the Tax Arbitrator to decide any matter that would be expected to result in an indemnification obligation under Section 8.2(a) that comes before such Tax Arbitrator in a manner that is consistent with past practices, procedures and accounting methods of the Company and its Subsidiaries except to the extent such past practices, procedures and accounting methods are determined not to be permissible under the applicable Legal Requirements. The resolution reached by the Tax Arbitrator shall be binding on the Company, its Subsidiaries, the Stockholders’ Agent, Parent and their respective affiliates, and may be entered and enforced in any court having jurisdiction. The expenses of the Tax Arbitrator shall be borne by Parent and the Stockholders’ Agent in such proportions as the Tax Arbitrator considers to be fair and reasonable in all circumstances to resolve the dispute.

Section 5.9 Parachute Payment Waivers. The Company shall use commercially reasonable efforts to obtain and deliver to Parent, prior to the initiation of the requisite stockholder approval procedure under Section 5.10, a parachute payment waiver, in substantially the form attached hereto as Exhibit D (the “Parachute Payment Waiver”), from each person who the Company reasonably believes is, with respect to the Company, and/or any ERISA Affiliate, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined immediately before the initiation of the requisite stockholder approval procedure under Section 5.10 and who might otherwise have, receive or have the right or entitlement to receive a parachute payment under Section 280G of the Code as a result of (a) the accelerated vesting of stock options or unvested property in connection with the Merger and/or the termination of employment or service with the Company, the Surviving Corporation or Parent before, upon or following the Merger, (b) any severance payments, bonus payments or other benefits or payments in connection with the Merger and/or the termination of employment or service with the Company, the Surviving Corporation or Parent before, upon or following the Merger and/or (c) the receipt of any Company Options or Company Common Stock within the 12-month period ending on the date the Effective Time occurs, pursuant to which such person shall agree to waive any and all right or entitlement to the accelerated vesting, payments, benefits options and stock referred to in clauses (a), (b) and (c) to the extent the value thereof exceeds 2.99 times such person’s base amount determined in accordance with Section 280G of the Code and the regulations promulgated thereunder, unless the requisite stockholder approval of such accelerated vesting, payments, benefits, options and stock is obtained pursuant to Section 5.10.

Section 5.10 280G Stockholder Approval. The Company shall use its commercially reasonable efforts to obtain the approval by such number of stockholders of the Company as is required by the terms of Section 280G(b)(5)(B) of the Code so as to render the parachute payment provisions of Section 280G of the Code inapplicable to any and all accelerated vesting payments, benefits, options and/or stock provided pursuant to the agreements, contracts or arrangements that might otherwise result, separately or in the aggregate, in the payment of any amount and/or the provision of any benefit that would not be deductible by reason of section 280G of the Code, with such stockholder vote to be obtained in a manner which satisfied all applicable requirements of Section 280G(b)(5)(B) of the Code and the regulations promulgated thereunder.

Section 5.11 Treatment of Certain Indebtedness.

(a) On or prior to the fifth (5th) Business Day prior to the Closing, the Company shall obtain a payoff letter from the agent under that certain Credit Agreement, dated as of August 26, 2009, among the Company, US Oncology, Inc., the Lenders party thereto, Deutsche Bank Trust Company Americas, as Administrative Agent and Collateral Agent, Morgan Stanley Senior Funding, Inc. and Wells Fargo Bank, N.A., as Syndication Agents, and JPMorgan Chase Bank, N.A. as Documentation Agent (the “Company Credit Agreement”), in customary form reasonably acceptable to Parent, with respect to the Indebtedness of the Company and its Subsidiaries under such Company Credit Agreement which payoff letter shall (i) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or similar obligations related to such Indebtedness as of the Closing Date (the “Payoff Amount”), (ii) indicate the total face amount of Company LCs and (iii) state that all liens in connection therewith relating to the assets of the Company or any Subsidiary of the Company shall be, upon the payment of the Payoff Amount on the Closing Date and the replacement of the Company LCs or the issuance of Parent LCs, as provided below, released (the payoff letter described in this sentence being referred to as the “Payoff Letter”). The Company shall, and shall cause its Subsidiaries to, deliver all notices and take all other actions reasonably requested by Parent, or otherwise necessary, to facilitate (i) the termination of commitments under the Company Credit Agreement, the repayment in full of all obligations then outstanding thereunder and the release of all liens in connection therewith on the Closing Date and (ii)(x) the replacement of all letters of credit issued for the account of the Company or any of its Subsidiaries under the Company Credit Agreement (the “Company LCs”) with letters of credit issued and outstanding under Parent’s credit facilities (the “Parent LCs”), or (y) if it is impracticable to replace the Company LCs, the issuance to the letter of credit issuer under the Company Credit Agreement of “back to back” letters of credit under Parent’s credit facilities, in a face amount equal to the face amount of the Company LCs, which letters of credit provided by Parent shall be for the sole purpose of reimbursing the letter of credit issuer under the Company Credit Agreement for drawings made on the Company LCs, plus accrued interest and fees thereon, effective as of the Closing Date (such termination, repayment, release and replacement or issuance, the “Credit Agreement Termination”). Concurrently with the Closing, Parent shall pay to the administrative agent under the Company Credit Agreement all amounts required pursuant to the terms of the Company Credit Agreement and specified in the Payoff Letter to effect the Credit Agreement Termination.

(b) The Company shall, and shall cause US Oncology, Inc. to, (i) prepare notices of redemption for all of the outstanding Floating Rate Notes in the case of the Company, and 9.125% Notes and 10.75% Notes in the case of US Oncology, Inc. (collectively, the “Redeemed Notes”) pursuant to ARTICLE III of each of the 9.125% Notes Indenture, 10.75% Notes Indenture, and the Floating Rate Notes Indenture (collectively, the “Indentures”), respectively, and pursuant to the related provisions of each of the Redeemed Notes, (ii) cause each Trustee (as defined in each of the Indentures) to agree to proceed with the redemption of the Redeemed Notes on notice of 30 days (or 31 days in the case of the 10.75% Notes) before the redemption date and provide such notice on the Closing Date immediately prior to the Effective Time and take any such action as is necessary to cause each Trustee to mail the notice of redemption to the holders of the Redeemed Notes on the Closing Date immediately prior to the Effective Time, (iii) obtain officers’ certificates as required pursuant to the terms of each of the Indentures for the Redeemed Notes, (iv) obtain an opinion of counsel as required pursuant to the terms of each of the Indentures for the Redeemed Notes, (v) provide Parent the opportunity to review and comment on each of the foregoing notices, certificates and opinions reasonably in advance of their delivery and (vi) take all other actions and prepare all other documents as may be necessary or appropriate to issue an irrevocable notice of redemption on the Closing Date for each of the Redeemed Notes providing for the redemption 30 days (or 31 days in the case of the 10.75% Notes) after the Closing Date of all of the outstanding aggregate principal amount of Redeemed Notes (together with all interest, prepayment premiums, penalties, breakage costs or similar obligations related to the Redeemed Notes) pursuant to the requisite provisions of the applicable Indentures. Notwithstanding anything herein to the contrary, the Company shall not be required to cause a Trustee to send any notice of redemption until the Company receives an officer’s certificate from Parent that each condition to Parent and Merger Sub’s obligation to consummate and affect the Merger and the transactions contemplated hereby set forth in ARTICLE VI (other than Section 6.3(l)) have been satisfied and that Parent and Merger Sub will do so subject only to satisfaction of the conditions set forth in Section 6.3(l).

(c) Upon the request of Parent, the Company shall deliver to Parent, no later than five (5) Business Days prior to the Closing Date, (i) payoff letters or termination agreements, as applicable, with respect to any Indebtedness of the Company or any of its Subsidiaries listed on Schedule 5.11(c) or (ii) any other Indebtedness not covered by Sections 5.11(a) or (b) above that is set forth (or required to be set forth) on Section 2.20 of the Company Disclosure Schedule and for which a consent is not obtained, which shall provide for the complete repayment, satisfaction and/or release as of the Effective Time of all of such Indebtedness to the Persons to whom such Indebtedness is owed and the complete release of any Liens or guarantees any such Person may have against the Company or any of its Subsidiaries or any of their respective assets or properties, along with supporting documentation, all in customary form reasonably satisfactory to Parent.

Section 5.12 Termination of Certain Affiliate Agreements. At or prior to the Closing, the Company shall, and shall cause each of its Subsidiaries to, terminate the Contracts between the Company and its Subsidiaries, on the one hand, and the Company’s stockholders or their affiliates, on the other hand, set forth on Schedule 5.12. The Company will deliver to Parent evidence of the termination of such Contracts in form and substance reasonably acceptable to Parent.

ARTICLE VI

CONDITIONS TO THE CLOSING

Section 6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to consummate and effect the Merger and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by agreement of Parent and the Company:

(a) Company Stockholder Approval. This Agreement shall have been adopted by the requisite vote under applicable Legal Requirements, by the Company Stockholders.

(b) No Order. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which (i) is in effect and (ii) has the effect of making the Merger illegal or otherwise prohibiting or preventing consummation of the Merger.

(c) HSR Act. All waiting periods (and any extension thereof) under the HSR Act relating to the transactions contemplated hereby will have expired or terminated early.

Section 6.2 Additional Conditions to Obligations of the Company. The obligations of the Company to consummate and effect the Merger and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by the Company:

(a) Representations, Warranties and Covenants. (i) The representations and warranties of Parent and Merger Sub contained in this Agreement shall have been true and correct as of the date hereof and shall be true and correct in all material respects (except for those representations and warranties qualified by material, materiality or similar expressions, which shall be true and correct in all respects) as of the Closing Date with the same force and effect as if made on the Closing Date (except that those representations and warranties which address matters only as of a particular date shall have been true and correct only as of such date), and (ii) Parent and Merger Sub shall each have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by them on or before the Closing Date.

(b) Certificate of Parent. The Company shall have received from Parent and Merger Sub an officer’s certificate certifying to the fulfillment of the conditions specified in Section 6.2(a).

(c) Escrow Agreement. The Escrow Agent and Parent shall have executed and delivered the Escrow Agreement substantially in the form attached hereto as Exhibit E (the “Escrow Agreement”).

Section 6.3 Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate and effect the Merger and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by Parent and Merger Sub:

(a) Representations, Warranties and Covenants. (i) The representations and warranties of the Company contained in this Agreement shall be true and correct as of the Closing Date (disregarding materiality and Company Material Adverse Effect qualifiers contained therein except the reference to Company Material Adverse Effect in Section 2.5) with the same force and effect as if made on the Closing Date (except that those representations and warranties which address matters only as of a particular date shall have been true and correct only as of such date), except where the failure of such representations and warranties referenced in this subclause (i) to be true and correct at such time has not had and would not reasonably be expected to have a Company Material Adverse Effect, and (ii) the Company shall in all material respects have performed and complied with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it on or before the Closing Date.

(b) Closing Statement; Conversion Schedule; Certificates of the Company. Parent shall have received (i) the Closing Statement, (ii) the Final Conversion Schedule, (iii) a certificate of the Company executed by an officer certifying fulfillment of the conditions set forth in Sections 6.3(a), 6.3(d), and 6.3(g) and including the certifications described in Sections 1.7(d) and 1.10(d) of this Agreement in substantially the form of Exhibit F attached hereto, and (iv) a certificate signed by the chief executive officer of the Company certifying to the best of his Knowledge that the Financial Statements do not contain an untrue statement of a material fact as of the end of the period covered by such Financial Statements and that no Financial Statement omitted to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading as of the end of the period covered by such Financial Statement.

(c) [Reserved.]

(d) No Material Adverse Effect. Since December 31, 2009, there shall not have occurred any change or event that has had or would reasonably be expected to have a Company Material Adverse Effect.

(e) No Adverse Restriction. There shall not be any pending or threatened any suit, action or proceeding (i) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement, the effect of which restraint or prohibition if obtained would cause the condition set forth in Section 6.1(b) to not be satisfied or (ii) seeking to require Parent or the Company or any of their Subsidiaries or affiliates to effect an Action of Divestiture.

(f) Resignation of Directors. The directors of the Company in office immediately prior to the Effective Time shall have resigned as directors of the Company effective as of the Effective Time, and Parent shall have received letters of resignation from such persons.

(g) Dissenting Shares. The total number of Dissenting Shares shall not exceed 10% of the aggregate number of issued and outstanding shares of Company Common Stock as of the Effective Time.

(h) FIRPTA Certificate. The Company shall have provided Parent with the properly executed FIRPTA Certificate pursuant to Section 5.5. In addition, the Company shall have provided to Parent, as agent for the Company, a form of notice to the IRS in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2) and substantially in the form of Exhibit C attached hereto along with written authorization for Parent to deliver such notice form to the IRS on behalf of the Company upon the Closing. If the Company fails to deliver the FIRPTA Certificate, Parent may (but shall not be required to) waive this condition and withhold appropriate amounts as required under applicable Legal Requirements.

(i) [Reserved.]

(j) Escrow Agreement. The Escrow Agent and the Stockholders’ Agent shall have executed and delivered the Escrow Agreement substantially in the form attached hereto as Exhibit E.

(k) Payoff Letters. Parent shall have received (i) the Payoff Letter, executed by the agent under the Company Credit Agreement, in form and substance reasonably satisfactory to Parent and (ii) all other payoff letters, termination agreements and related supporting documentation requested by Parent pursuant to Section 5.11(c) in form and substance reasonably satisfactory to Parent.

(l) Redeemed Notes. After receiving an officer’s certificate from Parent that each other condition to Parent and Merger Subs’ obligation to consummate and effect the Merger and the transactions contemplated hereby have been satisfied and that Parent and Merger Sub will do so subject only to satisfaction of the condition of this Section 6.3(l), the Company shall have caused each Trustee (as defined in each of the Indentures) to agree to proceed with the redemption of the Redeemed Notes on notice of 30 days (or 31 days in the case of the 10.75% Notes) before the redemption date, provided notice of the redemption of the Redeemed Notes to each Trustee on the Closing Date immediately prior to the Effective Time and each Trustee shall have mailed the notice of redemption to the holders of the applicable Redeemed Notes on the Closing Date immediately prior to the Effective Time.

(m) Termination of Certain Affiliate Agreements. Parent shall have received evidence of the termination of the Contracts required to be terminated pursuant to Section 5.12 in form and substance reasonably acceptable to Parent.

(n) [Reserved.]

(o) Annual Report. If the Closing shall not have occurred by February 27, 2011, the Company shall have filed its Annual Report on Form 10-K for the fiscal year ending December 31, 2010.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1 Termination. At any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger to the Company Stockholders, this Agreement may be terminated:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company, if the Merger shall not have occurred on or before December 31, 2010 (the “End Date”) (and the right to terminate this Agreement under this Section 7.1(b) may not be restricted or waived except pursuant to a written instrument making specific reference to this Section 7.1(b)); provided that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose material breach of this Agreement has resulted in or contributed to the failure of the Merger to occur on or before such date; provided further, however, that if the Closing has not occurred because of the failure of any waiting period (and any extension thereof) of filings submitted in accordance with Section 5.4(a) of this Agreement relating to the transactions contemplated hereby to expire or to be terminated early as of the End Date, then either Parent or the Company may, in its sole discretion, extend the End Date to April 30, 2011 by providing the other party with written notice of such extension on or before the original End Date.

(c) by Parent, if the Company shall breach any representation, warranty, obligation or agreement hereunder, such that the conditions set forth in Section 6.3(a) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, and such breach shall not have been cured, or by its nature cannot be cured, within ten (10) days of receipt by the Company of written notice of such breach;

(d) by the Company, if Parent or Merger Sub shall breach any representation, warranty, obligation or agreement hereunder, such that the conditions set forth in Section 6.2(a) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, and such breach shall not have been cured, or by its nature cannot be cured, within ten (10) days following receipt by Parent of written notice of such breach; and

(e) by Parent or the Company if any Governmental Authority of competent jurisdiction shall have issued a permanent injunction or other order preventing the consummation of the Merger that shall have become final and nonappealable.

Section 7.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void, and except as provided in Section 7.3, there shall be no liability or obligation on the part of Parent, Merger Sub, the Company, any of their respective Subsidiaries or any of their respective officers, directors, interest holders or affiliates, except, with respect to Parent, Merger Sub and the Company, to the extent that such termination results from the material breach by a party hereto of any of its representations, warranties or covenants set forth in this Agreement; provided that the provisions of Section 5.3 (Confidentiality), this Section 7.2, Section 7.3 (Expenses) and ARTICLE IX hereof shall remain in full force and effect and survive any termination of this Agreement.

Section 7.3 Expenses. Subject to Sections 1.7(a)(v) and 5.6(f), whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including, without limitation, the fees and expenses of its advisers, accountants and legal counsel), other than the filing fee for the Notification and Report Forms filed with the FTC and DOJ under the HSR Act, and all premerger notification and reports forms under similar applicable Legal Requirements of other jurisdictions, in each case pursuant to Section 5.4(a), which Parent and the Company shall share equally, shall be paid by the party incurring such expense.

ARTICLE VIII

ESCROW AND INDEMNIFICATION

Section 8.1 Escrow Fund. On the Closing Date, Parent shall deposit or cause to be deposited the Escrow Amount with Key Bank, N.A. (or its successor in interest or other institution selected by Parent with the reasonable consent of the Company), as escrow agent (the “Escrow Agent”), such deposit (together with interest and other income thereon) to constitute the escrow fund (the “Escrow Fund”) which shall be available to compensate Parent Indemnified Persons pursuant to the indemnification obligations of the Company Holders for Damages and be governed by the terms set forth herein and in the Escrow Agreement attached hereto as Exhibit E.

Section 8.2 Indemnification.

(a) Subject to the limitations set forth in this ARTICLE VIII, from and after the Effective Time, the Company Holders to the extent of the Escrow Fund (and, to the extent that Damages exceed the Escrow Amount, the Persons set forth on Schedule 8.2) (the “Indemnifying Persons”) shall indemnify and hold harmless the Company, the Surviving Corporation, Parent and each of their respective officers, directors, affiliates, agents and employees, and each Person, if any, who controls or may control Parent within the meaning of the Securities Act (hereinafter referred to individually as a “Parent Indemnified Person” and collectively as “Parent Indemnified Persons”) from and against any and all losses, costs, damages, liabilities, Taxes and expenses (including, without limitation, reasonable legal fees and expenses and excluding any punitive or special damages, except to the extent included in any Third Party Claim, and no “multiple of profits” or “multiple of cash flows” or similar valuation method shall be used in calculating the amount of any Losses) (collectively, “Damages”) incurred by the Parent Indemnified Persons and arising out of or relating to (or arising out of or relating to any Third Party claims containing allegations which, if true, would constitute) (i) any (x) misrepresentation or breach of, or default in connection with, any of the representations and warranties made by the Company or the Stockholders’ Agent in this Agreement or made by the Company in any of the Ancillary Agreements, exhibits, schedules or certificates to, or delivered in connection with this Agreement and (y) breach or violation of, or default in connection with, any covenants set forth in Sections 4.2(t), 5.1(d)(i) and 5.1(d)(ii)(as such covenant relates to compliance with Section 4.2(t) and 5.1(d)(i)) (the “Representation Covenants”), (ii) any breach or violation of, or default in connection with, any covenants or agreement made by or to be performed by the Company or the Stockholders’ Agent in this Agreement or in any of the Ancillary Agreements, exhibits, schedules or certificates to, or delivered in connection with this Agreement other than any Representation Covenants, (iii) any liability for Taxes (A) of the Company or its Subsidiaries or with respect to the assets of the Company or its Subsidiaries for any taxable year or period that ends on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period deemed to end on and include the Closing Date, (B) imposed on the Company or any of its Subsidiaries as a result of the Company or any of its Subsidiaries being included in an Affiliated Group that files consolidated or combined Tax Returns by reason of Treasury Regulation § 1.1502-6 or any comparable provision of state, local or non-U.S. law and (C) described in Section 1.15 of this Agreement (clauses (A), (B) and (C) are referred to herein as the “Tax Indemnity”), (iv) any inaccuracy contained in the Closing Statement or Final Conversion Schedule, including without limitation, the Indebtedness Adjustment, the aggregate amount of the Change of Control and Severance Payments, the aggregate amount of the Company Transaction Expenses unpaid as of the close of business on the date immediately prior to the Closing Date and the Tax Benefit Adjustment used to calculate the Purchase Price, (v) any amounts paid to holders of Dissenting Shares in excess of the Per Share Merger Consideration, (vi) the tort of common law fraud and (vii) the subject matter underlying the item disclosed on Section 2.8 of the Company Disclosure Schedule and marked with an asterisk.

(b) Each Indemnifying Person shall be severally (and not jointly) liable for such Indemnifying Person’s Proportionate Indemnification Share of the amount of any Damages resulting from the indemnification obligations set forth in Section 8.2(a); provided, however, that, the maximum liability of any Indemnifying Person under Section 8.2(a) shall not exceed that portion of the Purchase Price payable to such Indemnifying Person pursuant to Sections 1.8(a)(i) of this Agreement plus such Indemnifying Persons’ Proportionate Indemnification Share of the Escrow Amount. From and after the Closing the sole and exclusive remedy of the Parent Indemnified Persons with respect to claims for Damages or otherwise, including those set forth in Section 8.2, in connection with, arising out of or resulting from this Agreement and the other Ancillary Agreements, the subject matter hereof and thereof, and the transactions contemplated hereby and thereby, shall be in accordance with, and limited solely to indemnification under, the provisions of this ARTICLE VIII. Without limiting the generality of the foregoing, nothing contained in this Agreement shall limit the rights of the Parent Indemnified Persons to seek or obtain injunctive relief or any other equitable remedy to which such Parent Indemnified Person is otherwise entitled. Any indemnification obligations of the Indemnifying Persons pursuant to Section 8.2(a) shall first be paid out from the Escrow Fund to the extent available.

(c) Parent Indemnified Persons shall not be entitled to receive any portion of the Escrow Fund or any payments from any Indemnifying Person for any indemnification obligations pursuant to Section 8.2(a)(i) (other than any misrepresentation or breach of, or default in connection with, any of the representations and warranties in Sections 2.1 (Organization, Standing and Power), 2.2 (Capitalization, Title to Securities), 2.3 (Authority; No Conflict), 2.14 (Taxes) and 2.23 (Brokers’ and Finders’ Fees), which shall not be subject to the following limitation) or Section 8.2(a)(vii) unless and until the aggregate amount of Damages exceeds Five Million Dollars ($5,000,000), in which case, Parent shall be entitled to receive the amount of such Damages in excess of (but not including) such amount.

(d) In determining the existence of a breach or the amount of any Damage, any qualifications in the representations, warranties and covenants with respect to a Material Adverse Effect, materiality, material or similar terms shall be disregarded and will not have any effect with respect to the calculation of the amount of any Damages attributable to a breach of any representation, warranty or covenant of the Company set forth in this Agreement or in any of the Ancillary Agreements, exhibits, schedules or certificates to, or delivered in connection with this Agreement.

(e) The representations and warranties of the Company contained in this Agreement (and claims for breach of a Representation Covenant related to such representations and warranties) other than the Specified Representations (and claims for breach of a Representation Covenant related to such Specified Representations) shall survive until the date eighteen (18) months after the Closing Date, and no claims for indemnification pursuant to Section 8.2(a)(i) may be brought after such date with respect to such representations and warranties (or such Representation Covenant). The Specified Representations (and claims for breach of a Representation Covenant related to such Specified Representations) shall survive until the date three (3) years after the Closing Date and no claims for indemnification pursuant to Section 8.2(a)(i) may be brought after such date with respect to the Specified Representations (or such Representation Covenant). In no case shall the termination of the representations and warranties affect any claim for misrepresentation or breach thereof if written notice of such misrepresentation or breach is given to the Stockholders’ Agent (including under Section 8.4 or Section 8.9) prior to such termination. No claims for indemnification pursuant to Sections 8.2(a)(ii)-(v) or (vii) may be made after the date that is three (3) years after the Closing Date.

(f) The Indemnifying Persons shall not have any liability pursuant to Sections 8.2(a)(i)-(vii), to the extent that any Damages have been reflected in the Indebtedness Adjustment, the aggregate amount of the Change of Control and Severance Payments, the aggregate amount of Company Transaction Expenses unpaid as of the close of business on the day immediately prior to the Closing Date or the Tax Benefit Adjustment used in calculating the Purchase Price on the Closing Statement.

Section 8.3 Escrow Period. The escrow period (the “Escrow Period”) shall terminate at 11:59 p.m. California Time on the first Business Day that is on or after the day eighteen (18) months after the Closing Date (the “Escrow Release Date”) and the Escrow Fund shall then be released as provided for in the Escrow Agreement; provided, however, that a portion of the Escrow Fund which is necessary to satisfy any unsatisfied or unresolved claims for Damages specified in any Officer’s Certificate delivered to the Escrow Agent prior to termination of the Escrow Period shall remain in the Escrow Fund until such claims have been resolved.

Section 8.4 Stockholders’ Agent.

(a) The Indemnifying Persons, by approving this Agreement and the transactions contemplated hereby, irrevocably appoint and constitute Utah Stockholders’ Agent LLC as the Stockholders’ Agent for and on behalf of the Indemnifying Persons to execute and deliver this Agreement and the Escrow Agreement and for all other purposes hereunder and thereunder, to give and receive notices and communications, to authorize delivery to Parent of the applicable portion of the Escrow Fund in satisfaction of claims by Parent, to object to such deliveries, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, to agree to, negotiate, enter into and provide amendments and supplements to and waivers in respect of this Agreement, in accordance with Section 9.3 of this Agreement, and the Escrow Agreement, and to take all actions necessary or appropriate in the judgment of the Stockholders’ Agent for the accomplishment of any or all of the foregoing. Such agency may be changed by the holders of a majority in interest of the Escrow Fund from time to time upon not less than ten (10) days’ prior written notice to all of the Indemnifying Persons and to Parent. No bond shall be required of the Stockholders’ Agent, and the Stockholders’ Agent shall receive no compensation for his services. Notices or communications to or from the Stockholders’ Agent shall constitute notice to or from each of the Indemnifying Persons.

(b) The Stockholders’ Agent shall not be liable to any Company Holder for any act done or omitted hereunder as Stockholders’ Agent while acting in good faith. The Stockholders’ Agent shall be entitled to engage such counsel, experts and other agents and consultants as it shall deem necessary in connection with exercising its powers and performing its function hereunder and shall be entitled to conclusively rely on the opinions and advice of such Persons. The Indemnifying Persons shall severally and pro rata, in accordance with their respective Proportionate Indemnification Share, indemnify the Stockholders’ Agent and hold him harmless against any loss, liability or expense incurred without gross negligence or bad faith on the part of the Stockholders’ Agent and arising out of or in connection with the acceptance or administration of his duties hereunder (the “Agent Expenses”). The Stockholders’ Agent shall be entitled to receive out of the Stockholders’ Agent Reimbursement Escrow Amount such amounts as may be necessary to reimburse the Stockholder’s Agent for any Agent Expenses. In addition, following the termination of the Escrow Period, the Stockholders’ Agent shall have the right to recover Agent Expenses from the Escrow Fund from any amount that would otherwise be distributed to the Indemnifying Persons and, prior to any such distribution, shall deliver to the Escrow Agent a certificate setting forth the Agent Expenses actually incurred.

(c) The Stockholders’ Agent shall have reasonable access to information about the Company (as the Surviving Corporation) and Parent and the reasonable assistance of the Company’s (as the Surviving Corporation) and Parent’s officers and employees for purposes of performing his duties and exercising his rights under this Article VIII, provided that the Stockholders’ Agent shall treat confidentially and not disclose any nonpublic information from or about the Company (as the Surviving Corporation) or Parent to anyone (except on a need to know basis to individuals (identified to the company and Parent in writing in advance) who agree in writing to treat such information confidentially).

Section 8.5 Actions of the Stockholders’ Agent. A decision, act, consent or instruction of the Stockholders’ Agent shall constitute a decision of all of the Indemnifying Persons and shall be final, binding and conclusive upon each and every Company Holder, and the Escrow Agent, Parent, Merger Sub, the Company and the Surviving Corporation may rely upon any decision, act, consent or instruction of the Stockholders’ Agent as being the decision, act, consent or instruction of each and every Company Holder. The Escrow Agent and Parent are hereby relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Stockholders’ Agent.

Section 8.6 Third-Party Claims. Except as otherwise provided in Section 5.6(b), in the event that Parent becomes aware of a third-party claim (“Third Party Claim”) which Parent believes may result in an indemnification obligation under this ARTICLE VIII, Parent shall promptly notify the Stockholders’ Agent of such Third Party Claim; provided, however, that the failure to give prompt notice shall not affect the indemnification provided hereunder except to the extent the Stockholders’ Agent, on behalf of the Indemnifying Persons, has been actually prejudiced as a result of such failure. The notice of Third Party Claim shall include, based on the information then available to Parent, a summary in reasonable detail of the basis for the Third Party Claim. The Stockholders’ Agent, on behalf of the Indemnifying Persons, shall, at its expense and without recourse to the Escrow Fund, be entitled to participate in any defense of such Third Party Claim; provided, however, that Parent shall have full control over the Third Party Claim, including settlement and compromise thereof (other than any settlement or compromise that would expose any director or officer of the Company or any of its Subsidiaries to individual liability or criminal sanctions); provided, further, that notwithstanding anything in this Agreement to the contrary, no Parent Indemnified Person shall settle or compromise any Third Party Claim or permit a default or consent to entry of any judgment with respect any Third Party Claim, and the Indemnifying Persons will not be bound by the entry of any such settlement or compromise effected or any such judgment consented to, without the prior written consent of the Stockholders’ Agent (which consent will not be unreasonably withheld, conditioned or delayed, provided that in connection with any Third Party Claim that may arise from any lawsuit, action, proceeding, claim, complaint, subpoena, investigation or dispute, in each case, of which the Company has Knowledge as of the date of this Agreement and which is pending or threatened as of the date of this Agreement the Stockholders’ Agent may only object to a settlement to the extent that Parent had no reasonable basis to agree to the settlement based on the facts and circumstances known at the time); provided, further, that the Stockholders’ Agent shall be deemed not to have objected to any settlement of any such Third Party Claims unless the Stockholders’ Agent shall have objected in writing to Parent within twenty (20) days after the Stockholders’ Agent receipt of a written notice from Parent of such proposed or actual settlement. The Escrow Agent shall not disburse any portion of the Escrow Fund to any third party except in accordance with joint written instructions received from Parent and the Stockholders’ Agent. In the event that the Stockholders’ Agent has failed to timely object to any such settlement, neither the Stockholders’ Agent nor any Indemnifying Person shall have any power or authority to object under the Escrow Agreement or any provision of this ARTICLE VIII to any claim by any Parent Indemnified Person for indemnity in the amount of such settlement, together with related Damages.

Section 8.7 No Right of Contribution. Neither the Stockholders’ Agent nor any Company Holder shall make any claim for contribution from the Company, the Surviving Corporation, any of its Subsidiaries or any of their respective officers, directors or employees with respect to any indemnity claims arising under or in connection with this Agreement to the extent that the Company, Surviving Corporation or any Indemnified Person is entitled to indemnification hereunder for such claim, and the Stockholders’ Agent, on its own behalf and on behalf of all Indemnifying Persons, hereby waives any such right of contribution from the Company, the Surviving Corporation, any of its Subsidiaries and any of their respective officers, directors or employees it has or may have in the future.

Section 8.8 Effect of Investigation; Reliance. The right to indemnification, payment of Damages or any other remedy will not be affected by any investigation conducted with respect to, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any representation, warranty, covenant or agreement made by the Company or any other matter. The waiver of any condition based on the accuracy of any such representation or warranty, or on the performance of or compliance with any such covenant or agreement, will not affect the right to indemnification, payment of Damages, or any other remedy based on any such representation, warranty, covenant or agreement. No Parent Indemnified Person shall be required to show reliance on any representation, warranty, certificate or other agreement in order for such Parent Indemnified Person to be entitled to indemnification hereunder. Parent and the Company each acknowledge that such Damages, if any, would relate to unresolved contingencies existing at the Effective Time, which if resolved at the Effective Time would have led to a reduction in the Purchase Price that Parent would have paid in connection with the Merger.

Section 8.9 Tax Benefits; Insurance.

(a) The amount of Damages for which a Parent Indemnified Person shall be indemnified pursuant to this ARTICLE VIII shall be determined without regard to any potential reduction in Taxes of such Parent Indemnified Person attributable to the Damages that gave rise to indemnification. If and to the extent that there is any Tax Benefit Actually Realized for taxable periods of Parent and its affiliates ending on or before the date that is three (3) years after the Closing by the relevant Parent Indemnified Person, Parent shall, no later than 30 days after the Parent Indemnified Person Actually Realizes such Tax Benefit, pay or cause to be paid the amount of such Tax Benefit Actually Realized to the Stockholder’s Agent for the benefit of the Indemnifying Persons, provided, however, that Parent shall not be required to make any payment in excess of the indemnification payment or payments actually received by the Parent Indemnified Person.

(b) For purposes of Section 8.9(a):

(i) The term “Tax Benefit Actually Realized” shall mean an actual reduction in the amount of Taxes paid or payable by the relevant Parent Indemnified Person, determined by comparing (x) the amount of Taxes actually owed by the relevant Parent Indemnified Person and (y) the amount of Taxes that would have been owed without regard to any Tax items attributable to the Damages that gave rise to the relevant indemnification payment.

(ii) For the avoidance of doubt, (a) where a Parent Indemnified Person has other Tax items available to it, the Tax items attributable to such Damages shall be treated as the last Tax items used and (b) the amount of a Tax Benefit shall be determined taking into account (i) all increases in federal, state, local or other taxes (including estimated taxes) payable by the applicable Parent Indemnified Person as a result of the receipt of any indemnity payment (e.g., as a result of the indemnity payment being included in income, resulting in a reduction of tax basis, or otherwise), and (ii) to the extent not previously taken into account in computing the amount of the relevant Damages, all increases in federal, state, local or other taxes (including estimated taxes) payable by the Parent Indemnified Person as a result of the indemnified event.

(iii) In the event that, following any payment by Parent pursuant to this Section 8.9, there is any reduction in any Tax Benefit Actually Realized as a result of a Parent Indemnified Person subsequently realizing a deduction, loss, credit or other item that can be carried back or forward to any year in which a Tax Benefit previously was Actually Realized or any Tax authority requires any adjustment that results in the reduction of any Tax Benefit in respect of which Parent has made a payment under Section 8.9(a), the Indemnifying Persons shall promptly pay to Parent the amount of such reduction plus interest calculated at the appropriate applicable federal rate from the date that Parent first paid such amount to the to the Stockholder’s Agent for the benefit of the Indemnifying Persons.

(c) The calculation of any Damages under this ARTICLE VIII will reflect the amount of any insurance proceeds received in cash by the Parent Indemnified Persons in respect of such Damage, net of the present value of any reasonably probable increase in insurance premiums or other charges paid or to be paid by the Parent Indemnified Persons resulting from such Damage and all costs and expenses, including attorneys fees and expenses, incurred by any Parent Indemnified Persons in recovering such proceeds from its insurers.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed received (i) on the date of delivery if delivered personally and/or by messenger service, (ii) on the date of confirmation of receipt of transmission by facsimile (or, the first Business Day following such receipt if (a) the date is not a Business Day or (b) confirmation of receipt is given after 5:00 p.m., California Time) or (iii) on the date of confirmation of receipt if delivered by a nationally recognized courier service (or, the first Business Day following such receipt if (a) the date is not a Business Day or (b) confirmation of receipt is given after 5:00 p.m., California Time), to the parties at the following address or facsimile numbers (or at such other address or facsimile number for a party as shall be specified by like notice):

(a) if to Parent or the Surviving Corporation, to:

McKesson Corporation One Post Street San Francisco, CA 94104
Attention:	General Counsel
Facsimile No.:	(415) 983-9369

with copies (not notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Palo Alto, CA 94301
Attention:	Kenton J. King
Leif B. King
Facsimile No.:	(650) 470-4570

(b) if to the Company prior to the Closing, to the Person at the address or the facsimile number set forth on Schedule 9.1.

(c) if to the Stockholders’ Agent, to the address or the facsimile number set forth on Schedule 9.1.

Section 9.2 Interpretation; Certain Definitions. When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The phrase “made available” in this Agreement means that the information referred to has been made accessible in the electronic data room to Parent’s representatives at least one day before the date hereof. The term “affiliate” shall have the meaning set forth in Rule 12b-2 of the Exchange Act. The phrases “the date of this Agreement,” “the date hereof,” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to November 1, 2010. Any reference to a statute shall include any amendment, qualification, supplement, recodification or superseding statute, together with any rules or regulations or interpretations by any Governmental Authority and any analogous federal, foreign, state or local Legal Requirements. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Any reference to any event, change, condition or effect being “material” with respect to any entity or group of entities means any event, change, condition or effect which (i) is material to the condition (financial or otherwise), properties, assets (including intangible assets), prospects, liabilities, business, operations or results of operations of such entity or group of entities or (ii) would prevent or materially alter or delay any of the transactions contemplated by this Agreement or the Ancillary Agreements.

As used herein, the terms below shall have the following meanings. Any of such terms, unless the context otherwise requires, may be used in the singular or plural, depending upon the reference.

“9.125% Notes” has the meaning set forth in the definition of 9.125% Notes Indenture.

“9.125% Notes Indenture” means the Indenture, dated as of June 18, 2009, among US Oncology, Inc., the subsidiary guarantors named therein, and Wilmington Trust FSB, as trustee, governing the US Oncology, Inc.’s 9.125% Senior Secured Notes due 2017 (the “9.125% Notes”).

“10.75% Notes” has the meaning set forth in the definition of 10.75% Notes Indenture.

“10.75% Notes Indenture” means the Indenture, dated as of August 20, 2004, among US Oncology, Inc., the subsidiary guarantors named therein, and LaSalle Bank National Association, as trustee, governing US Oncology, Inc.’s 10.75% Senior Subordinated Notes due 2014 (the “10.75% Notes”).

“Acquisition Proposal” with respect to the Company, means any offer or proposal relating to any transaction or series of related transactions involving: (a) any purchase from such party or acquisition by any Person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of ten (10%) or more interest in the total outstanding voting securities of the Company or any of its Subsidiaries or any tender offer or exchange offer that if consummated would result in any Person or group beneficially owning ten percent (10%) or more of the total outstanding voting securities of the Company or any of its Subsidiaries, (b) any merger, consolidation, business combination or similar transaction involving the Company or any of its Subsidiaries, (c) any sale, lease (other than in the ordinary course of business consistent with past practice), exchange, transfer, license (other than in the ordinary course of business consistent with past practice), acquisition or disposition of ten percent (10%) or more of the assets of the Company or any of its Subsidiaries or (d) any liquidation or dissolution of the Company (provided, however, that the transactions between Parent and the Company contemplated by this Agreement shall not be deemed an Acquisition Proposal).

“Affiliated Group” means any consolidated, affiliated, combined or unitary group of corporations for federal, state, local or non-U.S. Tax purposes with respect to which the Company or any of its Subsidiaries is or has been a member.

“Audit” means any audit, investigation, assessment of Taxes, other examination by any Tax Authority, or any administrative or judicial proceeding or appeal of such proceeding relating to Taxes.

“Audited Financial Statements” means the audited balance sheet of the Company and its consolidated Subsidiaries as at December 31, 2009, 2008 and 2007, together with the related statements of income, stockholders’ equity and cash flows for the years then ended, including the notes thereto, all as certified by PricewaterhouseCoopers LLP, independent public accountants, whose reports thereon are included therein.

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions located in San Francisco, California are authorized or obligated by law or executive order to close.

“Cash Credit Amount” means One Hundred Ninety Eight Million Nine Hundred Thousand Dollars ($198,900,000), as calculated in accordance with Schedule 9.2(i).

“Change of Control and Severance Payments” means the amount of any change of control, severance, transaction bonus or other similar payment rights of any officer, director or employee of the Company or any of its Subsidiaries that are (i) triggered, accelerated or become payable upon, or in connection with, the consummation of transactions contemplated by this Agreement (excluding amounts payable pursuant to Section 1.9 of this Agreement and for the avoidance of doubt not including any payments that would be triggered by a termination of employment of an employee with the Company or its Subsidiaries following the Closing) or (ii) paid or payable on or after the date hereof to any person whose employment with the Company or any of its Subsidiaries was terminated prior to the date hereof.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Disclosure Schedule” means the schedule prepared and signed by an appropriate officer of the Company delivered to Parent prior to the execution of this Agreement setting forth specific exceptions to the Company’s representations and warranties set forth herein. The information set forth in the Company Disclosure Schedule is disclosed solely for the purposes of this Agreement, and no information set forth therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever, including of any violation of any Legal Requirement or breach of any agreement.

“Company Intellectual Property” means any and all Technology and Intellectual Property Rights owned by, or purported to be owned by, the Company or its Subsidiaries, and including the Company Registered Intellectual Property.

“Company Material Adverse Effect” means any event, change, effect, circumstance or development that (x) is or could reasonably be expected to be, either individually or in the aggregate, materially adverse to the condition (financial or otherwise), properties, assets, prospects, liabilities, business, operations or results of operations of the Company or any of its Subsidiaries or (y) would, either individually or in the aggregate, prevent or materially alter or delay the Company’s ability to consummate the Merger; provided, however, that in determining whether a Company Material Adverse Effect has occurred, there shall be excluded any effect on the Company and any of its Subsidiaries relating to or arising in connection with (a) any action required to be taken or prohibited from being taken pursuant to the terms and conditions of this Agreement; (b) changes affecting the industry in which the Company and its Subsidiaries operate generally or the economy of the United States (provided in each case that such changes do not have a unique or disproportionate impact on the Company or any of its Subsidiaries) and (c) hostilities, acts of war or terrorism or any material escalation of any such hostilities, acts of war or terrorism existing as of the date hereof (provided in each case that such changes do not have a unique or disproportionate impact on the Company or any of its Subsidiaries).

“Company Option” means each option to acquire shares of Company Common Stock granted under the Company Stock Plans.

“Company Services and Products” means all service offerings, products, technology or software of the Company or any of its Subsidiaries that are marketed, sold, or distributed, supported or in inventory or that the Company or any of its Subsidiaries intends to market, sell, or distribute, including any service offerings, products, technology or software under development, and including any such service offerings, products, technology or software that form the basis, in whole or in part, of any revenue or business projection of the Company or any of its Subsidiaries.

“Company Registered Intellectual Property” means the Registered Intellectual Property owned by or filed in the name of the Company or any of its Subsidiaries.

“Company Restricted Stock” means all shares of Company Common Stock subject to restriction.

“Company Stock Plans” means the Company’s 2004 Equity Incentive Plan (amended and restated effective January 1, 2008, as further amended October 1, 2009) and Amended and Restated Director Stock Option and Restricted Stock Award Plan (dated October 1, 2009).

“Company Transaction Expenses” means any legal, accounting, broker’s, investment banker, dataroom provider, financial printer and any other third party service provider fees and expenses incurred by the Company in connection with this Agreement and the Ancillary Agreements (including, without limitation, preliminary discussions, term sheet negotiations and discussions with third parties) and the consummation of the Merger and other transactions contemplated hereby and thereby, including the cost of the Tail Policy and any costs associated with termination the Contracts required to be terminated pursuant to Section 5.12.

“Company Warrant” means any outstanding warrant to purchase Company Common Stock.

“Contract” means any legally binding written, oral or other agreement, contract, subcontract, settlement agreement, lease, binding understanding, mortgage, indenture, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan, commitment, obligation or arrangement, or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be in effect.

“Copyleft License” means any license that requires, as a condition of use, modification and/or distribution of any materials that software or other Technology incorporated into, derived from, used, or distributed with such materials:

(i) in the case of software, be made available or distributed in a form other than binary (e.g., source code form),

(ii) be licensed for the purpose of preparing derivative works,

(iii) be licensed under terms that allow the Company Services and Products or portions thereof or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than by operation of law), or

(iv) be redistributable at no license fee. Copyleft licenses include the GNU General Public License, the GNU Lesser General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License, and all Creative Commons “sharealike” licenses.

“Copyleft Materials” means any software or other Technology subject to a Copyleft License.

“Environmental Claim” means any claim, action, cause of action, suit, proceeding, investigation, order, demand or notice (written or oral) by any Person alleging actual or potential liability (including, without limitation, for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, attorneys’ fees, or penalties) arising out of, based on, resulting from, or relating to (a) the presence, or release into the environment of, or exposure of any Person to, any Material of Environmental Concern at any location, whether or not owned or operated by the Company or any of its Subsidiaries, now or in the past, or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

“Environmental Laws” means all federal, state, local and foreign laws, regulations, ordinances, requirements of any Governmental Authority, and common law relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, ground water, land surface or subsurface strata, and natural resources, including all flora and fauna), including, without limitation, laws and regulations relating to (i) emissions, discharges, releases or threatened releases of, or exposure to, Materials of Environmental Concern, (ii) the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern, (iii) recordkeeping, notification, disclosure and reporting requirements regarding Materials of Environmental Concern, and (iv) endangered or threatened species of fish, wildlife and plant and the management or use of natural resources, (v) the preservation of the environment or mitigation of adverse effects on or to human health or the environment, or (vi) emissions, mitigation or control of greenhouse gases.

“Financial Statements” means the Audited Financial Statements and the Interim Financial Statements.

“Floating Rate Notes” has the meaning set forth in the definition of Floating Rate Notes Indenture.

“Floating Rate Notes Indenture” means the Indenture, dated as of March 13, 2007, among the Company, the subsidiary guarantors named therein, and LaSalle Bank National Association, as trustee, governing the Company’s Senior Floating Rate PIK Toggle Notes due 2012 (the “Floating Rate Notes”).

“Fully Diluted Share Number” means the number of shares of Company Common Stock outstanding immediately prior to the Effective Time assuming for this purpose the exercise or conversion in full of all in-the-money outstanding Company Options, whether vested or unvested (assuming for-cash exercise), and vesting of all shares of Company Restricted Stock.

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means the government of the United States of America and any state, commonwealth, territory, possession, county, or municipality thereof, or the government of any political subdivision of any of the foregoing, the government or agency of any foreign country, or any entity, authority, agency, ministry or other similar body exercising executive, legislative, judicial, regulatory or administrative authority or functions of or pertaining to government, including any authority or other quasi-governmental entity established to perform any of such functions.

“Government Contract” means (i) a Contract under which a federal, state or local government entity procures supplies or services from the Company or any of its Subsidiaries or provides a grant to the Company or any of its Subsidiaries, or (ii) a subcontract to such a Contract, but does not include a provider or supplier agreement under Medicare, Medicaid, Tricare, the Federal Employee Health Benefits Program, or similar program of government-sponsored health care benefits or insurance, under which the Company or any of its Subsidiaries receives reimbursement for furnishing health care items or services to patients.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, Pub. L. 104-99.

“Hospital Joint Venture” means each Person that (i) furnishes medical or radiation oncology services, or space, equipment, personnel or management or administrative services to any entity that furnishes medical or radiation oncology services; and (ii) is jointly owned, directly or indirectly, by the Company or any of its Subsidiaries and any hospital or any affiliate of any hospital; provided, however, that the term “Hospital Joint Venture” shall not include any Person or a Person’s affiliate acting in any capacity other than as part of a Hospital Joint Venture.

“Indebtedness” means, with respect to the Company and each of its Subsidiaries, (i) any indebtedness for borrowed money, whether short term or long term, (ii) all reimbursement obligations under letters of credit to the extent such letters of credit have been drawn (including standby and commercial), (iii) any indebtedness arising under capitalized leases, conditional sales contracts and other similar title retention instruments whether short term or long term, (iv) all liabilities secured by any Lien on any property owned by the Company or any of its Subsidiaries, (v) any obligation or liability of the Company or any of its Subsidiaries with respect to one or more interest rate swaps, collars, caps, currency derivatives and similar hedging obligations (“Hedging Obligations”), (vi) all indebtedness for the deferred purchase price of property or services or earnout or similar obligations in respect of purchases of property or assets (other than trade payables or accruals), (vii) any indebtedness evidenced by any note, bond, debenture, mortgage or other debt instrument or debt security, (viii) all interest, fees and other expenses owed with respect to indebtedness described in the foregoing clauses (i) through (vii), and (ix) all indebtedness referred to in the foregoing clauses (i) through (viii) which is directly or indirectly guaranteed by the Company or any of its Subsidiaries or that is secured by the assets or properties of the Company or any of its Subsidiaries, but excluding any liability under the undrawn portion of any outstanding letters of credit. Indebtedness shall include Indebtedness due from the Company or any of its Subsidiaries to a Related Party other than any amounts due from the Company to any wholly-owned Subsidiary of the Company or from any wholly-owned Subsidiary of the Company to the Company or any other wholly-owned Subsidiary of the Company.

“Indebtedness Adjustment” means (i) the aggregate amount payable by the Company or any of its Subsidiaries to repay in full all outstanding Indebtedness (other than the Redeemed Notes and any Hedging Obligations) of the Company or such Subsidiary as of the Closing Date (provided that Indebtedness of the entities listed on Section 9.2(ii) of the Company Disclosure Schedule shall only be included in an amount equal to the applicable Subsidiary’s ownership percentage of such entity (or, if greater, the percentage of such Indebtedness guaranteed or secured by the assets or properties of the Company or a different Company Subsidiary) multiplied by the amount of Indebtedness of such entity), (ii) the aggregate amount payable by the Company or any of its Subsidiaries to redeem in full the Redeemed Notes as of the redemption dates described in Section 5.11(b), (iii) the maximum aggregate amount (giving effect to any netting agreements) that the Company or any of its Subsidiaries would be required to pay to terminate all Hedging Obligations as of the Closing Date, including, in the case of each of clauses (i) and (ii), any accrued and unpaid interest on such Indebtedness (which, for the avoidance of doubt, in the case of clause (ii), shall include accrued and unpaid interest on the Redeemed Notes from the most recent interest payment date to the redemption dates described in Section 5.11(b)) and any prepayment premiums, penalties, breakage costs, termination fees or similar obligations payable in connection with the prepayment, termination or redemption of any such Indebtedness, and (iv) any fees, expenses or other payments or liabilities incurred in connection with any Indebtedness newly incurred or refinanced after the date hereof (including without limitation as may be permitted pursuant to Section 4.2).

“Intellectual Property Rights” means all worldwide common law and statutory rights, including all rights to sue or recover and retain damages and costs and attorneys’ fees for past, present and future infringement or misappropriation, arising from, in, or associated with

(i) United States and foreign patents and utility models and all reissues, divisionals, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof (“Patents”);

(ii) trade secrets, confidential information, know-how and proprietary information arising from or relating to Technology (“Trade Secrets”);

(iii) copyrights and renewals thereof, and all other rights corresponding thereto arising from or relating to Technology (“Copyrights”);

(iv) domain names and uniform resource locators (“Domain Names”);

(v) trade names, logos, slogans, trade dress, common law trademarks and service marks and goodwill associated with any of the foregoing (“Trademarks”);

(vi) moral and economic rights of authors and inventors, however denominated;

(vii) similar or equivalent rights to any of the foregoing; and

(viii) Registered Intellectual Property.

“Interim Balance Sheet” means the unaudited balance sheet of the Company and its consolidated Subsidiaries as at September 30, 2010.

“Interim Balance Sheet Date” means the date of the Interim Balance Sheet.

“Interim Financial Statements” means the Interim Balance Sheet and the related statements of income, stockholders’ equity and cash flows of the Company and its consolidated Subsidiaries for the nine (9) months ended September 30, 2010.

“IRS” means the Internal Revenue Service.

“Knowledge” means, with respect to a particular fact or matter, the knowledge that any of the individuals set forth on Schedule 9.2(iii) actually has, after due inquiry by such individual, or would reasonably be expected to have, given such individual’s title, position and day-to-day responsibilities with the Company or any of its Subsidiaries.

“Lease Agreements” means the lease agreement pursuant to which the Company or one of its Subsidiaries leases the applicable Leased Real Property.

“Leased Real Property” means the real property leased by the Company or any of its Subsidiaries.

“Legal Requirement” means, with respect to any Person, (i) any federal, state, local, municipal, foreign, international, multinational or other administrative law, constitution, common law principle, ordinance, code, statute, judgment, injunction, decree, order, rule, statute or governmental regulation, (ii) any binding judicial or administrative interpretation of any of the foregoing, (iii) the terms and conditions of any agreement relating to such Person with a Governmental Authority, (iv) the terms and conditions of any certification relating to such Person with any Governmental Authority, (v) any governmental requirements or restrictions of any kind, or any rule, regulation or order promulgated thereunder or (vi) any orders, decrees, consents, or judgments of any Governmental Authority.

“Lien” means, with respect to any asset (including any security), any mortgage, deed of trust, lien, pledge, charge, security interest, option, right of first refusal, easement, servitude, restrictive covenant, encroachment, encumbrance or restriction of any kind in respect of such asset; provided, however, that the term “Lien” shall not include (i) statutory liens for Taxes, which are not yet due and payable or are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP (and which are disclosed in Section 2.14 of the Company Disclosure Schedule), (ii) statutory or common law liens to secure landlords, lessors or renters under leases or rental agreements confined to the premises rented, (iii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, old age pension or other social security programs mandated under applicable Legal Requirements, (iv) statutory or common law liens in favor of carriers, warehousemen, mechanics and materialmen and other like liens to secure claims for labor, materials or supplies incurred in the ordinary course of business and (x) not yet delinquent or (y) being contested in good faith and for which adequate reserves have been established in accordance with GAAP (and which are disclosed in Section 2.17(b) of the Company Disclosure Schedule), (v) solely with respect to Owned Real Property, those matters which are disclosed in Section 2.17(b) of the Company Disclosure Schedule, (vi) non-monetary liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that are matters of record and would not be reasonably expected to adversely effect the use of such real property by the Company or any of its Subsidiaries in the conduct of its business as currently conducted or as currently proposed to be conducted, (vii) liens constituting a lease, sublease or occupancy agreement that gives any third party any right to occupy any real property (and which are disclosed in Section 2.17(b)(v) of the Company Disclosure Schedule), (viii) liens securing Indebtedness subject to the agreements listed on Section 2.19(a)(iv) of the Company Disclosure Schedule and (ix) restrictions on transfer of securities imposed by applicable state and federal securities laws.

“Managed Practice” means each physician practice with which the Company, any of its Subsidiaries or any of the Hospital Joint Ventures has a comprehensive strategic alliance through a management agreement or other contractual relationship.

“Materials of Environmental Concern” means any chemicals, pollutants, contaminants, wastes, medical, biomedical, biohazardous carcinogenic, radiological or radioactive materials, substances or wastes, toxic or hazardous materials or substances, petroleum and petroleum products, asbestos or asbestos-containing materials or products, polychlorinated biphenyls, lead or lead-based paints or materials, radon, fungus, mold, mycotoxins, greenhouse gases, or other substances that may have an adverse effect on human health or the environment, or otherwise or may be subject to regulation under any Environmental Law.

“Open Source License” means any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license, including but not limited to any license approved by the Open Source Initiative, or any Creative Commons License. For avoidance of doubt, Open Source Licenses include Copyleft Licenses.

“Open Source Materials” means any software or other Technology subject to an Open Source License.

“Per Share Escrow Amount” means the quotient of (i) the Escrow Amount, divided by (ii) the Fully Diluted Share Number.

“Per Share Stockholders’ Agent Reimbursement Escrow Amount” means the quotient of (i) the Stockholders’ Agent Reimbursement Escrow Amount, divided by (ii) the Fully Diluted Share Number.

“Per Share Initial Merger Consideration” means the amount by which the Per Share Merger Consideration exceeds the sum of the Per Share Escrow Amount and the Per Share Stockholders’ Agent Reimbursement Escrow Amount.

“Per Share Merger Consideration” means the quotient of (i) the sum of the Purchase Price plus the exercise price of all in-the-money Company Options, whether vested or unvested (assuming for-cash exercise) and (ii) the Fully Diluted Share Number.

“Permit” means any approval, permit, license, certificate, franchise, permission, clearance, registration, filing, notice, qualification or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Legal Requirement.

“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture, association or other organization, whether or not a legal entity, or a Governmental Authority.

“Proportionate Indemnification Share” means, with respect to each Company Holder, a fraction, the numerator of which is the aggregate number of shares of Company Common Stock and Company Restricted Stock owned by such Company Holder (assuming for this purpose the exercise or conversion in full of all in-the-money outstanding Company Options, whether vested or unvested (assuming for-cash exercise)), immediately prior to the Effective Time and as set forth on the Final Conversion Schedule and the denominator of which is the aggregate number of shares of Company Common Stock and Company Restricted Stock owned by all Company Holders (assuming for this purpose the exercise or conversion in full of all in-the-money outstanding Company Options, whether vested or unvested (assuming for-cash exercise)).

“Registered Intellectual Property” means all:

(i) Patents, including applications therefor;

(ii) registered Trademarks and applications therefor, including intent-to-use applications;

(iii) Copyright registrations and applications therefor;

(iv) Domain Name registrations; and

(v) other applications, certificates, filings, registrations or other documents issued by, filed with, or recorded by, any private, state, government or other public or quasi-public legal authority for protection of any Technology.

“Regulated Product” means any product, the purchase, receipt, possession, storage, transfer, distribution, sale, return, destruction or disposition of which, is regulated by the FDA, the DEA, or any other Governmental Authority, including without limitation, any Drug, Device or Controlled Substance.

“Related Party” means any affiliate of the Company or any of its Subsidiaries, any current or former partner, director, officer, member, trustee or beneficiary of any of the foregoing, and any immediate family member of any of the foregoing.

“Shrink-Wrapped Code” means generally commercially available off-the-shelf software code or programs where available for a cost of not more than $10,000 for a perpetual license for a single user or work station (or $50,000 in the aggregate for all users and work stations).

“Source Code” means computer software and code, in a form other than object code form, including related programmer comments and annotations, which may be printed out or displayed in human readable form.

“Specified Representations” means the representation and warranties contained in Sections 2.1 (Organization, Standing and Power), 2.2 (Capitalization, Title to Securities), 2.3 (Authority; No Conflict), 2.7 (Compliance with Laws; Licenses), 2.10 (Third Party Reimbursements), 2.11 (Privacy and Security), 2.14 (Taxes) and 2.23 (Brokers’ and Finders’ Fees).

“Straddle Period” means a taxable year or period beginning on or before, and ending after, the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, limited liability company, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, limited liability company, association or other business entity if such Person or Persons shall be allocated a majority of partnership, limited liability company, association or other business entity gains or losses or shall be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity.

“Tax” or “Taxes” means all federal, state, local and non-U.S. taxes, and other assessments of a similar nature including, without limitation: (i) taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, profits, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth; (ii) taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added or gains taxes; (iii) license, registration and documentation fees; (iv) customs duties, tariffs and similar charges and (v) obligations pursuant to laws of escheat or unclaimed or abandoned property, in the case of each of the foregoing clause (i) through (v), whether imposed directly or through withholding and including any interest, additions to tax, or penalties applicable thereto.

“Tax Authority” means the IRS and any other national, regional, state, municipal, non-U.S. or other governmental or regulatory authority or administrative body responsible for the administration of any Taxes.

“Tax Return” means all federal, state, local and non-U.S. tax returns, declarations, statements, reports, schedules, forms and information returns or other documents and any amendments thereto required to be filed with a Tax Authority.

“Technology” means any or all of the following:

(i) technology, including technology embodied in or relating to Company Services and Products and all components thereof;

(ii) inventions (whether or not patentable or reduced to practice) and invention disclosures;

(iii) trade secrets, know-how, other proprietary information and materials, methodologies, processes, technical data, customer lists, customer contact information, and customer licensing and purchasing histories, manufacturing information, business plans, product roadmaps;

(iv) databases and data collections, server and client side web scripts, computer programs, software (including all Source Code and object code), tools, models, firmware, algorithms and implementations thereof, development tools, flow charts, programmers’ annotations and notes, documentation, product user manuals, and other work product used to design, plan, organize, maintain, support or develop any of the foregoing, irrespective of the media on which it is recorded, product designs and product specifications and documentation, and works of authorship of any kind (whether or not published);

(v) other materials, creative works or developments to which any Intellectual Property Rights may apply; and

(vi) improvements, modifications, enhancements, revisions and releases relating to any of the foregoing.

“Treasury Regulations” means regulations promulgated by the IRS under the Code.

Section 9.3 Amendments and Waivers.

(a) Subject to applicable Legal Requirements, the parties hereto may cause this Agreement to be amended at any time by execution of an instrument in writing signed on behalf of each of Parent, the Company and the Stockholders’ Agent; provided, however, that, notwithstanding anything to the contrary provided in this Agreement, (i) any amendment to this Agreement that would (x) disproportionately adversely affect a Company Holder that holds more than ten percent (10%) of the outstanding shares of Company Common Stock as of the date hereof in a material manner relative to the other Company Holders or (y) that directly or indirectly reduces or otherwise adversely affects the economic benefits running to such a Company Holder that holds more than ten percent (10%) of the outstanding shares of Company Common Stock as of the date hereof under this Agreement, in each case shall require the prior written consent of such Company Holder.

(b) At any time prior to the Effective Time, any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party and specifically referencing the provisions being waived. No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

Section 9.4 Entire Agreement; Nonassignability; Parties in Interest. This Agreement, the Ancillary Agreements, the Confidentiality Agreement and the documents and instruments and other agreements specifically referred to herein or therein or delivered pursuant hereto, including the Exhibits, the Schedules, including the Company Disclosure Schedule (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, (b) except as specifically stated in a particular section of the transaction documents referred to above, shall not create or be deemed to create any third party beneficiary rights in any person or entity not a party to this Agreement, (c) except by operation of the Merger, shall not be assigned by operation of law or otherwise except as otherwise specifically provided; provided, however, that Parent may (x) assign any or all of its rights and interests hereunder to one or more of its affiliates, and (y) designate one or more of its affiliates to perform its obligations hereunder (in any or all of which cases Parent nonetheless shall remain responsible for the performance of all of its obligations hereunder), and (d) shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 9.5 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 9.6 Governing Law.

(a) THIS AGREEMENT AND ALL ACTIONS, PROCEEDINGS OR COUNTERCLAIMS (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO ANY CHOICE OR CONFLICT OF LAWS PROVISION OR RULE (WHETHER OF THE STATE OF DELAWARE OR ANY OTHER JURISDICTION) THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF DELAWARE.

(b) Each of Parent, Merger Sub and the Company hereby irrevocably submits to the exclusive jurisdiction of the courts of the State of Delaware and to the jurisdiction of the United States District Court for the State of Delaware, for the purpose of any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement thereof, and each of the parties hereto hereby irrevocably agrees that all claims in respect to such action or proceeding may be heard and determined exclusively in any Delaware state or federal court.

(c) Each of the parties hereto (i) irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself or its property, by personal delivery of copies of such process to such party to the address at which such party is to receive notice in accordance with Section 9.1 hereof and nothing in this Section 9.6 shall affect the right of any party to serve legal process in any other manner permitted by applicable Legal Requirements, (ii) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery, any other court of the State of Delaware and any federal court sitting in the State of Delaware in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iv) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Delaware Court of Chancery (or, if (but only if) the Delaware Court of Chancery shall be unavailable, any other court of the State of Delaware or any Federal court sitting in the State of Delaware). Each of Parent,

Merger Sub and the Company agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Legal Requirements.

Section 9.7 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Section 9.8 Specific Performance. The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity. The rights and remedies of the parties hereto shall be cumulative (and not alternative).

Section 9.9 Descriptive Headings. The descriptive headings herein are inserted for convenience only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 9.10 Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

Section 9.11 Tax Treatment. Any payment under ARTICLE VIII of this Agreement shall be treated by the parties for income Tax purposes as an adjustment to the Purchase Price.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Company, Parent, Merger Sub and the Stockholders’ Agent have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

McKESSON CORPORATION

By:	/s/ John H. Hammergren

Name:	John H. Hammergren

Title:	Chairman, President and Chief Executive Officer

UTAH ACQUISITION CORPORATION

By:	/s/ Mark S. Walchirk

Name:	Mark S. Walchirk

Title:	President

[Signature Page to Agreement and Plan of Merger]

US ONCOLOGY HOLDINGS, INC.

By:	/s/ Bruce D. Broussard

Name:	Bruce D. Broussard

Title:	Chairman and Chief Executive Officer

UTAH STOCKHOLDERS’ AGENT LLC, As Stockholders’ Agent

By:	/s/ Scott Mackesy

Name:	Scott Mackesy

Title:	Managing Member

[Signature Page to Agreement and Plan of Merger]